9.



06015901

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erste Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05066 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/9/06

ERSTE BANK

The Bank for Central and Eastern Europe



Annual Report 2005



Earnings per share[1)] in EUR



3.0
2.5
2.0
1.5
1.0
0.5
0
1.31
1.45
1.83
2.18
2.96
2001
2002
2003
2004
2005

Return on equity[1)] in %



20
18
16
14
12
10
14.5
15.3
16.6
17.0
19.0
2001
2002
2003
2004
2005



Cost/income ratio in %



70
68
66
64
62
60
67.1
67.9
64.2
64.1
61.8
2001
2002
2003
2004
2005

Net interest margin[2)] in %



2.5
2.0
1.5
1.0
0.5
0
2.05
2.30
2.30
2.18
2.08
2001
2002
2003
2004
2005

1) Until 2003 adjusted for straight-line goodwill amortisation.
2) Based on average interest-bearing assets.

Shareholder structure at 31 December 2005 in %



6.0
Austria Versicherungsverein
32.2
DIE ERSTE Österreichische Spar-Casse Privatstiftung
1.8
Employees
7.0
Saving banks
7.1
Private investors
45.9
Institutional investors

ERSTE BANK share price development in EUR



60
50
40
30
20
10
0
Reuters: ERST.VI
Bloomberg: EBS AV
Dec 1997
Feb 2006

INVESTOR RELATIONS

ERSTE BANK, Milchgasse 1, A-1010 Vienna

Phone: +43 (0) 50100-17693
Fax: +43 (0) 50100-913 112
Email: investor.relations@erstebank.at
Internet: www.erstebank.com/ir

Gabriele Werzer
Phone: +43 (0) 501 00-112 86
Email: gabriele.werzer@erstebank.at

Thomas Sommerauer
Phone: +43 (0) 501 00-173 26
Email: thomas.sommerauer@erstebank.at

Josef Kerekes
Phone: +43 (0) 501 00-168 78
Email: josef.kerekes@erstebank.at

Ratings

Fitch

Long-term	A
Short-term	F1
Individual	B/C

Moody's Investors Service

Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	B-

Standard & Poor's

Short-term	A-2

Key financial and operating data

EUR million (unless otherwise stated)	2001	2002[1]	2003	2004[2]	2005
BALANCE SHEET					
Total assets	**86,033**	**121,222**	**128,575**	**139,812**	**152,660**
Loans and advances to credit institutions	18,913	15,492	13,140	15,684	16,858
Loans and advances to customers	39,210	64,435	67,766	72,843	80,419
Risk provisions for loans and advances	-1,875	-2,983	-2,772	-2,804	-2,817
Securities and other financial investments	21,093	32,795	39,093	42,521	47,681
Other assets	8,692	11,483	11,348	11,568	10,519
Total liabilities and shareholders' equity	**86,033**	**121,222**	**128,575**	**139,812**	**152,660**
Amounts owed to credit institutions	28,642	26,425	25,704	28,551	33,911
Amounts owed to customers	37,175	61,308	64,839	68,213	72,793
Debts evidenced by certificates, including subordinated capital	12,707	17,577	20,482	23,416	25,581
Other liabilities, provisions	4,346	10,708	11,880	13,679	13,914
Shareholder's equity	1,904	2,481	2,791	3,424	4,129
Minority interests	1,259	2,723	2,879	2,529	2,332
Changes in total qualifying capital					
Risk-weighted assets pursuant to Sec, 22 Banking Act	37,803	60,257	62,188	65,384	75,078
Qualifying consolidated capital pursuant to Sec. 23 & 34 Banking Act	4,308	6,983	7,009	7,286	8,611
of which core capital (Tier 1)	2,337	3,800	3,912	4,377	5,112
of which hybrid Tier 1 capital	455	469	605	711	900
Solvency ratio pursuant to Sec. 22 Banking Act	10.7%	11.0%	10.7%	10.7%	11.0%
of which core capital ratio	6.2%	6.3%	6.3%	6.7%	6.8%
Income statement					
Net interest income	1,438.9	2,463.0	2,586.8	2,660.3	2,794.2
Risk provisions for loans and advances	-203.6	-406.4	-406.4	-406.2	-421.6
Net commission income	574.6	944.3	996.6	1,135.4	1,256.8
Net trading result	152.6	167.4	214.6	216.5	241.7
General administrative expenses	-1,454.3	-2,432.0	-2,460.8	-2,594.9	-2,676.9
Operating result	711.7	1,151.2	1,370.1	1,454.1	1,652.5
Pre-tax profit	405.7	664.6	761.6	996.6	1,214.8
Net profit after minority interests	223.3	255.2	353.3	520.8	711.7
Operating data					
Number of employees	28,222	36,923	37,830	35,862	36,150
Number of branches[3]	1,540	2,285	2,370	2,242	2,283
Number of customers (million)	9.1	10.6	11.9	11.9	12.4
Share price and key ratios[4][8]					
High (EUR)	15.50	21.46	24.55	39.80	47.50
Low (EUR)	11.75	13.25	14.61	24.78	36.36
Closing price (EUR)	14.93	16.04	24.49	39.30	47.05
Price/earnings ratio	13.4	13.6	16.5	18.0	15.9
Dividend per share[5] (EUR)	0.31	0.31	0.38	0.50	0.55
Payout ratio	27.7 %	29.1%	25.4%	23.2%	18.8%
Dividend yield	2.1 %	1.9%	1.5%	1.3%	1.2%
Book value per share (EUR)	9.5	10.4	11.6	14.3	17.1
Price/book ratio	1.6	1.5	2.1	2.7	2.7
Total shareholder return (TSR)	27.0%	9.5%	54.6%	62.0%	21.0%
Average TSR (since 1997 IPO)	9.2%	9.2%	15.7%	21.5%	21.4%
Number of shares					
Number of shares outstanding[6]	201,451,820	239,300,456	239,775,232	241,442,892	243,183,600
Average number of shares outstanding[7]	199,863,776	215,769,476	237,845,836	238,576,585	240,145,648
Market capitalisation (EUR billion)	3.0	3.8	5.9	9.5	11.4
Trading volume (EUR billion)[8]	1.3	2.9	2.0	6.9	8.9

1) First-time consolidation of the members of the Haftungsverbund.
2) The revised IASB standards, IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement), became compulsory as of 1 January 2005. Under the transitional provisions, prior-year figures must be restated. The rates of change indicated are based on the restated prior-year figures. The details of these changes were outlined in press releases published on 3 May 2005 and 6 December 2005, which can be found on the Erste Bank home page at (www.erstebank.com).
3) As of 2004 source for Austria: Austrian National Bank, prior to that: Savings Banks Association.
4) Values adjusted for 4:1 stock split of 8 July 2004.
5) Proposal to Annual General Meeting.
6) Erste Bank shares held by savings banks that are members of the Haftungsverbund were not deducted from shares outstanding.
7) Including those shares representing minority interests.
8) Source: Vienna Stock Exchange, based on single counting.

Net profit contribution by region (in %) | **Risk-weighted assets by region (in %)**


61.4
Central Europe
38.6
Austria
(incl. Corporate Center
and International
Business)
23.7
Central Europe
76.3
Austria
(incl. Corporate Center
and International Business)

ERSTE BANK in Central and Eastern Europe

SLOVENSKÁ SPORITEĽŇA

SLOVAKIA
Employees: 4,836
Branches: 302
Customers: 2.5 m

ČESKÁ SPOŘITELNA

CZECH REP.
Employees: 10,755
Branches: 646
Customers: 5.3 m

ERSTE BANK Hungary

HUNGARY
Employees: 2,551
Branches: 160
Customers: 0.9 m

ERSTE BANK

AUSTRIA
Employees: 14,757
Branches: 276
Customers: 0.6 m

SPARKASSE

Branches: 711
Customers: 2.2 m

ROMANIA
Employees: 12,000
Branches: 372
Customers: 2.8 m

BCR

ERSTE BANK Croatia

CROATIA
Employees: 1,604
Branches: 122
Customers: 0.6 m

SERBIA
Employees: 915
Branches: 66
Customers: 0.3 m

ERSTE BANK Serbia

Table of contents

Highlights 2005

Record profit
_8th consecutive record earnings

_New, ambitious growth targets

Central Europe
_Strong loan growth across the board

_Market share gains, particularly in retail

Retail Austria
_Challenging targets outperformed

_Return on equity surpasses 10%

New Group Architecture
_Tangible savings in procurement

_Structured investment products launched in all markets

Acquisition in Romania
_Purchase of 62%-stake in Banca Comerciala Romana

_Instant market leadership in Romania

Acquisition in Serbia
_Transformation programme in full swing

_Network and market share expansion started

Letter from the CEO

Dear shareholders,

2005 was an exceptional year for Erste Bank. We have delivered record earnings for the eighth consecutive year since 1997, growing net profit by nearly 40% to EUR 712 million; we have strategically extended our footprint into two new emerging growth markets – Romania and Serbia; we have maintained or expanded market shares in our existing central European markets; our Austrian retail operations have met their highly ambitious targets; and, on group level, we have pressed on with our pursuit of operational excellence through our New Group Architecture initiative.



Andreas Treichl, Chief Executive Officer

Moving to the next level in Central and Eastern Europe

Our key achievement in 2005 was the reinforcement of our unique market position in Central and Eastern Europe: by adding Romania and Serbia to our business portfolio we have almost doubled our potential market to nearly 70 million people; we increased our client base by about 3 million to 15.2 million and we now maintain a network of some 2,700 branches. No other bank can offer its clients the same depth of coverage in a coherent region of fast growing countries, as we do.

This exciting development was facilitated by strong privatisation activity in Central and Eastern Europe. Encouraged by strong economies, rising asset prices and renewed interest in the region, the governments of Romania and Serbia, as well as private sellers in the Ukraine proceeded with asset sales. While we selectively evaluated acquisition opportunities in all of these target markets, Banca Comerciala Romana (BCR) was an ideal match in terms of fitting our existing network and its long term growth prospects.

Consequently, we signed a share purchase agreement to acquire a 62% majority stake in BCR for a cash consideration of EUR 3.75 billion in December 2005. BCR is the market leader in Romania, a country set to join the European Union by 2008 and, behind Poland, the most populous country in Central and Eastern Europe. BCR is already in good shape: it serves some 2.8 million corporate and retail customers and owns roughly a quarter of the market.

In Serbia we acquired 96% of Vojvodina-based savings bank Novosadska banka for EUR 84 million in cash. The bank, which was subsequently rebranded into Erste Bank Serbia, is a small regional retail bank with an asset market share of about 2% and a strategic location in Serbia's northern most province – bordering Hungary, Croatia and Romania. Going forward, we will use Erste Bank Serbia as a bridge head for further careful expansion steps into the Serbian market.

Credit expansion drives growth

In our existing markets there was one dominant economic theme, which fuelled strong business growth in 2005: healthy GDP growth combined with record low interest rates led to buoyant private sector credit demand. While at the start of the year the jury was out on whether our deposit rich central European operations in the Czech Republic and Slovakia could cope with such an environment, the verdict became clear at the end of the year: on balance the positive effect of increased private sector credit demand, particularly in the retail segment, outweighed lower interest rates.

Hence, we are particularly delighted with the performance of Česká spořitelna. Our Czech operation yet again delivered double digit top line and bottom line growth. This achievement is all the more remarkable as they had to combat such additional adverse factors as a historically unfavourable – albeit strongly improving – loan/deposit ratio, an antitrust investigation related to banking fees, and a 2004 result that was aided by substantial one-off gains. The signs for 2006 are also promising: interest rates seem to have seen their trough and demand for retail credit products, in which we are market leaders in the Czech Republic, remains strong.

Slovenská sporiteľňa also delivered solid bottom line growth and enjoyed the strongest retail loan growth within the group. Further progress was held back by the gradual expiry of Slovenská sporiteľňa's high-yield bond portfolio and the lowest, but also fastest growing loan/deposit ratio within our group. While these factors will continue to play a role in 2006, we foresee a bright future thereafter, stimulated by a vibrant Slovak economy.

Erste Bank Hungary was the top performer within the group, strongly outperforming its business plan targets formulated at the time of acquisition of Postabank two years ago. Net income more than doubled, overall business remained brisk and the fall in interest rates was more than compensated by loan growth and an exploding fund management market. For 2006 we expect another solid performance.

At Erste Bank Croatia the story line was similar to the one at our other central European operations: loan growth was the defining element in the growth mix. In addition, Erste Bank Croatia won a major government fund management mandate; as a result our Croatian fund management market share rocketed to 25%.

Progress at our Austrian operations also continued apace in 2005. The Retail and Mortgage segment surpassed its 10% return on equity target, helped along by strong commission income growth, which in turn was fuelled by a strong domestic stock market and the continued trend towards private old age provision. Furthermore, we implemented a new pay scheme that offers an improved link to performance and will yield long term benefits. The cooperation with the savings banks, though not having a substantial bottom line impact, was also successfully continued for the benefit of our Austrian customers.

The New Group Architecture (NGA) remained very much at the core of our efforts to more efficiently exploit synergies across the group. It is primarily designed to streamline back office functions, while allowing local banks to focus on their core competencies of developing and selling products. An equally important outcome of the NGA is that our local banks maintain their distinctive local character and the competitive advantage that comes with it.

We look forward with great confidence

We have never been in better shape when entering a new year than at the start of 2006: our market capitalisation has for the first time touched EUR 15 billion; we successfully carried out the largest secondary offering in Austrian capital markets history with a volume of nearly EUR 3 billion; and, we are in the process of executing the largest cross border transaction in Austrian corporate history.

Most importantly, we have raised our profit targets to reflect our new growth profile: we now expect to grow net income by more than 20% on average per annum for the period of 2005 to 2009; we aim to push our cost/income ratio down to below 55% by 2009 and we plan to reach a return on equity of at least 18% – 20% by 2009.

Our assessment of the business environment in our home market remains positive: we believe that interest rates have bottomed out during 2005 and will only rise gradually over the course of 2006, thereby not hitting loan demand. GDP growth is set for another strong performance. Credit quality was not an issue in 2005 and we expect a similarly benign scenario for 2006.

Our bank is on a more balanced, longer term growth track than ever before. We feel that we have struck the ideal balance between risk and growth. This achievement would not have been possible without our dedicated employees, the continued support from our shareholders and the trust of our clients.

I would therefore like to thank all our employees for their commitment and entrepreneurial spirit, our investors for their unwavering support and our clients for using our services in ever growing numbers. I would also like to extend our warmest welcome to our new Romanian and Serbian colleagues, who I am certain will swiftly follow in the footsteps of their central European peers and quickly become an integral part of our group.

Andreas Treichl

Management Board



ANDREAS TREICHL
Chairman of the Management Board since July 1997

Group Communication, Group Human Resources, Corporate Strategic Development, Company Secretary, Internal Audit, Legal Services, Group Marketing, Investor Relations, Česká spořitelna

ELISABETH BLEYLEBEN-KOREN
Deputy Chairwoman of the Management Board since May 1999

Savings banks, Private Banking & Asset Management, Product Management, Retail Customers Austria, SME Customers, Corporate Customers, Multi-Channel Management

REINHARD ORTNER
Member of the Management Board since July 1984

Group Accounting, Planning & Controlling, International Business, Management of Subsidiaries & Investments, Slovenská sporiteľňa, Erste Bank Hungary, Erste Bank Croatia, Erste Bank Serbia, Erste Bank Malta

CHRISTIAN CORETH
Member of the Management Board since July 2004

Group Risk Management

FRANZ HOCHSTRASSER
Member of the Management Board since January 1999

Group Large Corporates, Group Treasury, Research

ERWIN ERASIM
Member of the Management Board since January 2001

Payments & Settlement, Group Information Technology, Securities & Treasury Operations, Group Procurement

Supervisory Board Report

Dear shareholders,

In the year under review, we discharged our duties under the law and Erste Bank's Articles of Association. We advised the Management Board regularly on the governance of Erste Bank and monitored its management. The Management Board provided us with regular, timely and comprehensive oral and written reports. At Supervisory Board meetings, Management Board members reported on the trends in their respective business divisions. For specific topics covered on the agenda, experts were invited to provide detailed information. Furthermore current topics and decisions were raised in discussions between the Chairman of the Management Board and the Supervisory Board. In addition, we were continuously informed on the status of acquisition efforts in Serbia and Romania.



Heinz Kessler, President of the Supervisory Board

Supervisory Board meetings

The Supervisory Board met nine times during the financial year. No member attended fewer than half of the meetings.

The following major issues were discussed:

At the first meeting of the year on 31 March 2005, we approved the audit reports, the 2004 Company Management Report, the 2004 Consolidated Financial Statements and the 2004 Group Management Report and upon the recommendation of the Accounting Committee approved the 2004 Financial Statements. We also approved the proposed dividend for 2004 and discussed the future dividend policy.

The Supervisory Board also discussed the Corporate Governance Report and approved the agenda for the 2005 Annual General Meeting.

At several meetings beginning with the extraordinary Supervisory Board meeting of 25 July 2005, we were presented with comprehensive analyses of the economic situation and of the developments and potential of the Romanian Banca Comerciala Romana (BCR) in its political and economic environment. The impact of a potential acquistion on Erste Bank Group was discussed, in particular with regard to capital adequacy and balance sheet ratios. After extensive consultations, we approved the participation in the privatisation process of Banca Comerciala Romana as well as the offer price proposed by the Management Board.

At the meeting of 14 September 2005, we were informed as to changes related to the Company Law Amendment Act (GesRÄG).

The final regular meeting of the year took place on 14 December 2005. The Management Board provided detailed information on the status of the privatisation process of Banca Comerciala Romana (BCR). At this meeting, the budget planning for the period 2006 to 2008 was discussed and overall investment plans were approved.

Corporate Governance

Since February 2003, the Supervisory Board of Erste Bank has been expressly committed to compliance with the Austrian Code of Corporate Governance and thereby to the company's responsible management and control based on the creation of long-term value.

A comprehensive presentation of the Erste Bank's corporate governance is published in this annual report and is available on the Erste Bank web site.

Supervisory Board Committees

The Supervisory Board has created four committees. Their composition is available on the Erste Bank web site.

The Management Board Committee handles relations between the company and members of the Management Board. In 2005 the Management Board Committee met once.

The Audit Committee, formerly Financial Audit Committee, was entrusted with new areas of responsibility as from 1 January 2006. It reviews and prepares the approval of the financial statements, the proposed appropriation of net profit, the Company Management Report, the consolidated financial statements and the Group Management Report. The committee also makes a recommendation regarding the selection of an independent auditor. In 2005 the Audit Committee met once.

The Risk Management Committee examines the risk situation and risk management of Erste Bank Group, in particular with regard to market, credit and operating risk. The committee is responsible approving investments and major investments within the scope of authorisation delegated by the Supervisory Board. In 2005 the Risk Management Committee met 23 times.

The Strategy Committee is involved in the company's strategic planning and is responsible for reviewing the budget, taking note of business performance reports, setting the investment policy and determining the company's strategic interests. The committee also monitors the company's participating interests. In 2005 the Strategy Committee met four times.

Financial statements

The company financial statements and Management Report as well as the Consolidated Financial Statements and Group Management Report for 2005 were audited by the Sparkassen Prüfungsverband as the legally mandated auditor and by Deloitte Wirtschaftsprüfungs GmbH as the supplementary auditor appointed by the Annual General Meeting, and received an unqualified opinion.

Representatives from both auditors participated in the Supervisory Board's balance sheet meeting and provided supporting information. We are in agreement with the results of these audits and the proposed appropriation of net profit.

We approved the company financial statements prepared by the Managing Board, which are now duly established in accordance with § 125 para. 2 of the Austrian Stock Corporation Act. We also approved the consolidated financial statements and Group Management Report.

Members

Klaus Braunegg, a member of the Supervisory Board since 1993, resigned from the Board as from 11 May 2005, the date of the 12th ordinary Annual General Meeting. The 12th ordinary Annual General Meeting appointed Wilhelm Rasinger as a representative for individual shareholders and new member of the Supervisory Board. The appointments of Elisabeth Gürtler (the second representative for individual shareholders), Theresa Jordis, Hubert Singer and Georg Winckler to the Supervisory Board were reconfirmed.

The Supervisory Board would like to thank the Management Board as well as the employees of Erste Bank for their major personal contributions last year.

For the Supervisory Board

Heinz Kessler
President of the Supervisory Board

Vienna, March 2006

Supervisory Board

HEINZ KESSLER
President of the Supervisory Board
Retired CEO
Additional supervisory board memberships:
Deputy Chairman Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung
Member DIE ERSTE österreichische Spar-Casse Privatstiftung
Deputy Chairman Duropack Aktiengesellschaft
Chairman Nettingsdorfer Papierfabrik Management AG
Member Rath Aktiengesellschaft
Chairman Reform-Werke Bauer & Co Gesellschaft m.b.H.
Chairman Reform-Werke Bauer & Co Holding Aktiengesellschaft
Deputy Chairman UNIQA Versicherungen AG
Functions in companies of the savings banks sector

KLAUS BRAUNEGG
First Vice President until 11 May 2005
Attorney at law

GEORG WINCKLER
First Vice President since 11 May 2005
Rector of the University of Vienna
Professor of Economics at the University of Vienna
Additional supervisory board memberships:
Member Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung
Deputy Chairman INiTS Universitäres Gründerservice Wien GmbH
Member Innovationszentrum Universität Wien GmbH
Member UNIQA Versicherungen AG
Functions in companies of the savings banks sector

THERESA JORDIS
Second Vice President
Attorney at law
Additional supervisory board memberships:
Member Generali Holding Vienna AG
Chairwoman Miba Aktiengesellschaft
Chairwoman Mitterbauer Beteiligungs-Aktiengesellschaft
Chairwoman Wolford Aktiengesellschaft

BETTINA BREITENEDER
Businesswoman
Additional supervisory board memberships:
Deputy Chairwoman Drina Neretva Kraftwerke Aktiengesellschaft
Member ZS Einkaufszentren Errichtungs- und Vermietungs-Aktiengesellschaft

ELISABETH GÜRTLER
Businesswoman
Member of the Management Board of the Austrian Hotel Association

JAN HOMAN
Chief Executive Officer of Teich AG
Additional supervisory board memberships:
Member Allianz Elementar Versicherungs-Aktiengesellschaft

WERNER HUTSCHINSKI
Retired General Manager
Additional supervisory board memberships:
Deputy Chairman VAV Versicherungs-Aktiengesellschaft
Functions in companies of the savings banks sector

JOSEF KASSLER
Retired CEO
Additional supervisory board memberships:
Member Donau Allgemeine Versicherungs-Aktiengesellschaft
Member „Messe Center Graz" Betriebsgesellschaft m.b.H.
Member ÖWGES Gemeinnützige Wohnbaugesellschaft m.b.H.
Functions in companies of the savings banks sector

LARS-OLOF ÖDLUND
Senior Advisor
Additional supervisory board memberships:
Chairman EntreprenadMaskinSpecialisten i Sthlm AB
Chairman Litorina Capital Management AB
Chairman Baltic Rim Fund
Chairman Eurotema AB

WILHELM RASINGER FROM 11 MAY 2005
Businessman
Additional supervisory board memberships:
Member BÖHLER-UDDEHOLM Aktiengesellschaft
Member Steirerobst Aktiengesellschaft

FRIEDRICH RÖDLER
Public Accountant and Tax Consultant

HUBERT SINGER
Chief Executive Officer of Dornbirner Sparkassen AG
Additional supervisory board memberships:
Deputy Chairman Dornbirner Seilbahn Gesellschaft m.b.H.
Functions in companies of the savings banks sector

Representatives of the Staff Council:

GÜNTER BENISCHEK
Chairman of the Central Staff Council
Additional supervisory board memberships:
Member Die ERSTE österreichische Spar-Casse Privatstiftung

ERIKA HEGMALA
Vice Chairwoman of the Central Staff Council
Additional supervisory board memberships:
Member BVP-Pensionskasse

ILSE FETIK
Member of the Central Staff Council

JOACHIM HÄRTEL
Member of the Central Staff Council

CHRISTIAN HAVELKA
Member of the Central Staff Council

ANTON JANKU
Member of the Central Staff Council

The Share

The Erste Bank share rose to new highs last year, building on the positive trend of previous years. These gains were driven mainly by the Erste Bank's double-digit earnings growth and a new milestone in its expansion strategy, the acquisition of a majority interest in Romania-based Banca Comerciala Romana. Thus the Group further strengthened its excellent positioning in the central and eastern European growth markets.

PERFORMANCE OF EQUITY INDICES

Stock markets driven by oil prices and interest rates

With the exception of the US Dow Jones Industrial Index, all the major international stock markets posted gains for the third consecutive year. The European stock exchanges and Tokyo Stock Exchange posted record gains. The Nikkei 225 Index in Tokyo and some of the European benchmark indices reached new highs since 2000, while US stock exchanges turned in disappointing performances.

At 31 December 2005, the US Dow Jones Industrial Average was down 0.6% relative to the previous year. The other two US benchmark indices, the Nasdaq and the Standard & Poors 500, gained a very modest 1.4% and 3.0%, respectively. In comparison, the FTSE Eurotop 300 Index advanced 22.4% in 2005.

In 2005, equity market trends were driven by rising oil prices and their impact on economic growth, inflation and interest rates. The contrast between the negative impact of higher oil prices, which peaked in the third quarter, and economic and corporate earnings growth produced sharp volatility. Inflationary jitters related to the higher oil prices and their impact on US economic growth and corporate earnings were accompanied by US monetary tightening, as the Federal Reserve raised its benchmark rate eight times from 2.25% to 4.25%. Against this backdrop, US equity markets trended downwards in the third quarter of 2005 even as European equity markets posted double-digit gains. In the fourth quarter, the markets rebounded on corporate earnings largely exceeding expectations, favourable economic data, declining crude oil prices and signals from the Federal Reserve that an end to the interest rate hikes might be possible. In early December, the first interest rate increase by the European Central Bank in five years – a 25 basis point hike in the benchmark rate to 2.25% – had no impact on European equity market trends.

Banking sector profits from earnings growth and mergers

After a 10.9% increase in 2004, the DJ Euro Stoxx Bank Index rose at an even faster rate last year, gaining 26.5% to 364.79 points. The negative short-term impact of US monetary policy tightening was more than offset by other factors. In the European banking sector, stock prices rose on the strength of reported earnings that exceeded expectations in the first three quarters of 2005 and, more importantly, robust merger activity and take-over offers in the second half of the year. None was bigger than UniCredit's acquisition of HVB and its related offer to the shareholders of Bank Austria and BPH.

ATX climbs to record highs.

With a 50.8% gain to 3,667.03 points, the Austrian Traded Index (ATX) not only reached an all-time high in 2005 but also turned in one of the strongest performances of any stock market index world-wide. Among the key factors driving the above-average gains on the Vienna Stock Exchange were the higher earnings of listed companies with successful positions in the central and east European growth markets. Also contributing were the robust share price increases of electricity distributors and commodities firms, which benefited from higher oil and other commodity prices.

ERSTE BANK SHARE PERFORMANCE

New all-time high before capital increase

The Erste Bank share continued to post gains, rising by 19.7% to EUR 47.05. The bulk of these gains were achieved in the second half. A major factor was Erste Bank's continued earnings growth, which reflected the company's strong positioning in the central European growth markets and the successful restructuring of its domestic business.

The announcement of the acquisition of a 62% equity interest in Banca Comerciala Romana one week before the end of the year led to a further increase in the share price. Analysts and investors viewed the acquisition of Romania's largest bank and the related capital increase favourably. As a result, the Erste Bank share reached a new all-time high of EUR 47.50 on the penultimate trading day of 2005. The subsequent capital increase in January 2006 was the largest ever on the Vienna Stock Exchange: 64.8 million shares valued at EUR 2.9 billion were successfully placed with institutional and individual investors. The offering price was set at EUR 45.00 per share.

Trading volume and market capitalisation

In 2005, the average daily trading volume of Erste Bank shares was approximately 428,800, a more than 26% increase from the previous year. The daily trading volume on the Prague Stock Exchange (PSE), where the Erste Bank shares have been listed since October 2002, increased by 25% to reach approximately 152,600 shares. In early January 2006, Erste Bank's market capitalisation increased on the strength of the rising share price to a new record of EUR 11.67 billion, up from EUR 9.49 billion at 31 December 2004.

Overview of share price trends[1]

in %	Since IPO Dec. 1997 [2]	Since SPO Sept. 2000 [3]	Since SPO July 2002 [3]	2005
Erste Bank Share	324.5	300.4	170.0	19.7
ATX	181.0	213.8	200.7	50.8
DJ Euro Stoxx Bank Index	–[4]	3.8	45.2	26.5

[1] Based on closing prices year-end 2005
[2] Initial Public Offering
[3] Secondary Public Offering/Capital increase
[4] Comparison since IPO would not be meaningful as Erste Bank has been included in this index only since 16 January 1998.

DIVIDEND POLICY

Erste Bank is a rapidly growing company and has successfully completed several acquisitions in Central and Eastern Europe. In order to ensure an adequate basis for further expansion in this region, Erste Bank's Management Board has chosen not to set a fixed pay-out ratio, but instead to increase the dividend by at least 10% annually, provided that the company meets its targets. In this fashion, the company can ensure that its Tier 1 capital ratio remains between 6.5% and 7%. Should the Tier 1 capital ratio exceed 7%, the dividend may be adjusted such that the pay-out increase significantly exceeds 10% compared to the previous year.

Proposed net profit distribution

A dividend of EUR 0.55 per share will be proposed to the Annual General Meeting on 19 May 2006. The recent 10% dividend increase relative to the previous year reflects the Erste Bank's successful performance, as net profit rose by 36.6%. The pay-out ratio is 18.8%.

INVESTOR RELATIONS

Erste Bank's management participated in numerous investor meetings last year. They attended more than 10 bank conferences, at the invitation of leading international investment firms (UBS, Goldman Sachs, Morgan Stanley, ING, Deutsche Bank, Merrill Lynch, Société Générale, HSBC etc.). In addition, Erste Bank Group presented its strategy and equity story to international investors through road shows in London, Warsaw, Milan and New York and met with investors individually. These road shows were organised jointly by the Vienna Stock Exchange, Erste Bank and other European banks.

On 16 September 2005, Erste Bank held its third international capital markets day in Prague. At this event, the management of Erste Bank and its central European subsidiaries gave the more than 40 institutional investors and analysts in attendance a comprehensive overview of business developments and opportunities in the group's central and east European markets. Management also provided updates on the progress and continued implementation of the New Group Architecture programme to enhance productivity. The webcast of this event also generated significant interest.

For the sixth consecutive year, Erste Bank hosted an internet chat with CEO Andreas Treichl on 18 April 2005. This opportunity to communicate directly with the Erste Bank Group's management board was welcomed by retail investors and interested parties, who participated in record numbers. In the chat session lasting more than two hours, 200 questions were submitted regarding the Erste Bank Group's current developments. The forum drew participants from all the Group's home market countries and Romania.

The growing interest in the Erste Bank share was reflected last year by the new coverage initiated by leading brokerage firms, including Bear Stearns, Goldman Sachs, Redburn Partners and Cazenove. In all, 21 firms published research reports on Erste Bank in 2005.

Research reports on the Erste Bank share

_Bear Stearns
_Bank Austria Creditanstalt
_Cazenove
_Citigroup
_CSFB
_Deutsche Bank
_Dresdner Kleinwort Wasserstein
_Fox-Pitt, Kelton
_Goldman Sachs
_ING
_JP Morgan
_KBC Securities
_KBW Keefe, Bruyette & Woods
_Merrill Lynch
_Morgan Stanley
_Raiffeisen Centrobank
_Redburn
_Sal. Oppenheim
_Société Générale
_UBS
_WestLB

Performance of the Erste Bank Share in EUR


200
150
100
50
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks
Erste Bank Share
Jan 2005
Feb 2006
Erste Bank Share
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

"It was worth it"

Sanja and Christian Nikolac live with their two children, Kelli and Paola, in Lovranska Draga, Croatia. This is one of the most scenic parts of the Dalmatian coast, very near to the cities of Opatija and Rijeka. The region has historically attracted tourists. In the days of the Habsburg empire, the town was a sophisticated tourist destination thanks to its proximity to Austria and Italy. The Nikolac family wanted to revive those good old days by restoring the Hotel Draga di Lovrana to its original splendour after the building had been run-down for years. In the late 19th century, this fine hotel welcomed the Austrian Emperor Franz Josef, who would enjoy the spectacular view. Today, with Croatia's growing ties to the European Union and the region's easy access from Italy, a new tourist boom is expected. Many historic hotels and villas have been restored in recent years, and are in prime condition to welcome visitors.

Erste Bank: "Mr Nikolac, how did you come up with the idea of restoring the Hotel Draga di Lovrana?"
Christian Nikolac: "Well, this spot is so unique and this view so spectacular, that I could not imagine a better place for an exclusive hotel with first-class dining. Clearly some people might think we're crazy, but tell us, don't you think it's worth it?"
Erste Bank: "This must have been an adventure for you! After all, you were not already in the hotel business."
Christian Nikolac: "That is true, I am in the fishing business. First, I wanted to have a base on land. Second, it has long been my dream to rebuild this historic building. We believe in the future of first-class tourism in our region. Even now, we yet have many Italian guests who appreciate high quality and are prepared to pay accordingly. Many of them are boat owners!"
Sanja Nikolac: "And we are also expecting more visitors from Austria and Germany! Thanks to my hotel management training in the United States, we are not coming into this project without any experience. For an investment on this scale, you must have the necessary expertise!"
Erste Bank: "In rebuilding the hotel, you paid close attention to remaining true to the original design. How did you achieve that?"
Sanja Nikolac: "Precisely. Every window, every door and all the other woodwork was custom built according to the original blueprints. Fortunately, they were still available! All the decorative glasswork and lamps were hand-made in Italy. These measures were necessary to preserve the character of this beautiful building!"
Christian Nikolac: "We certainly could have invested one-third less and still had a nice hotel, but it would not have been true to its origins! We have a good concept based on a premium product! In the first stage, we built the hotel and restaurant. In the second stage, we would like to build an extension in order to increase the overnight capacity."
Sanja Nikolac: "We would like for our guests to feel at home here! They should be able to enjoy this beautiful countryside and eat our fresh fish in a peaceful setting. We are working to that end as a team!"
Erste Bank: "Mr and Mrs Nikolac, we wish you all the best in the future!"


HOTEL DRAGA DI LOVRANA
Harpun d.o.o.
Hotel Draga
Lovranska draga

Nikolac family, clients of Erste Bank Croatia, Croatia



Strategy

Focused growth in Central and Eastern Europe

We have followed a consistent growth strategy since our initial public offering in 1997. This strategic commitment has led to substantial value creation for shareholders, clients and employees alike. At the time Erste Bank formulated four core strategies:

1. Focus on core business potentials in retail banking
2. Build a strong brand with the Austrian savings banks
3. Target a home market of 40 million people in Central Europe
4. Transfer the multi-channel distribution model throughout Central Europe

Following successful implementation and building on the key strengths, we have fine-tuned our core strategies to reflect the evolution of Erste Bank and its goals as well as changes in the operating environment. The result is a set of three main strategic pillars that define Erste Bank's historic and future business success, as outlined below:



CONSISTENT STRATEGY since 1997 IPO
Business focus: Retail banking
Geographic focus: Central and Eastern Europe
Efficiency focus: New Group Architecture
VALUE CREATION FOR SHAREHOLDERS, CLIENTS AND EMPLOYEES

The **business focus** pillar unites our former retail and multichannel strategies, in line with today's reality that electronic distribution channels form an integral part of any successful retail banking strategy. Otherwise our focus on **retail banking** remains unchanged. The same is true for our **geographic focus**: it now reflects our broader regional coverage and integrates our Austrian strategy to work more closely with the savings banks sector. Our third strategic pillar, while seemingly new, has also strong roots in our former retail banking strategy, which was very much centred on better exploitation of our core business potentials. The New Group Architecture programme carries on this **efficiency focus** on a group-wide basis. The following paragraphs describe our three main strategic pillars in more detail.

Business focus: retail banking

A clearly defined business focus lies at the core of Erste Bank's operations: we directly serve 15.2 million retail clients in seven countries and operate some 2,700 branches, as well as state-of-the-art alternative distribution channels, such as internet and phone banking. Hence, while we do have substantial operations outside retail banking, retail banking is our core competence.

In a way, retail banking is also woven into Erste Bank's genetic fabric. In 1819 wealthy Viennese citizens donated funds in order to establish Erste Bank's predecessor, a savings bank. They aimed to bring affordable banking services to wide sections of the population. This goal is just as valid today as it was some 190 years ago, especially against the backdrop of operating in Central and Eastern Europe.

In today's context, retail banking is attractive for us because it offers a compelling business case, comprehensive scope in terms of product offering and the opportunity to operate in well diversified markets.

The business case is characterised by a number of favourable parameters, one of which is the lower level of volatility than experienced in corporate or investment banking. Consequently, our earnings growth is strong and stable, our provisioning levels are almost unchanged over a number of years and our capital requirements are lower. Another positive factor is the longevity of our growth path, which is a result of operating in a portfolio of markets that are at different stages of economic development.

Austria is a mature and stable banking market, the Czech Republic, Hungary, Slovakia and Croatia are developing transformation economies, while Romania and Serbia are emerging banking markets. This means that we can draw on our broad product knowledge in mature markets and selectively apply those retail banking products in lesser developed markets that are most suited to our clients' needs.

Geographic focus: Central and Eastern Europe

In the late 1990-ies we came to the conclusion that our long-term future as an independent bank was very much contingent on finding new markets outside Austria: at that time growth opportunities were limited, leaving only repeated cost cutting exercises as a way to improve the bottom line. As a result we decided to make a long term commitment to the markets at our doorstep, essentially our neighbouring countries in Central Europe – the Czech Republic, Slovakia, Hungary, Croatia and Slovenia. We defined an extended home market of 40 million people with the clear intention to enter these markets by making selected acquisitions. In Austria we pursued a policy of seeking closer integration with the savings banks sector in order to increase scale, offer our clients better value and work more efficiently.

Since then we have far surpassed our initial goals. Our home market now covers a contiguous region of nearly 70 million inhabitants, we have successfully integrated more than ten acquisitions in Central and Eastern Europe, and in Austria we have made a quantum leap forward in our efforts to work more closely with the savings banks through the establishment of the cross guarantee system. This agreement forms the basis for a wide-ranging cooperation between Erste Bank and the savings banks covering such aspects as common back office structures, common marketing and common product development.

Our expansion into Central and Eastern Europe has yielded great benefits: shareholders have enjoyed sustainable earnings growth, customers can access our comprehensive range of services in more countries than ever before, and our employees have more development opportunities than at any time in the company's history. Consequently, we will continue on our proven growth path, extending our footprint in Central and Eastern Europe, when suitable opportunities arise.

Efficiency focus: New Group Architecture

The New Group Architecture (NGA) programme lies at the heart of our ambition to work more efficiently across the group and is a direct result of our expansion as well as the realisation that a number of tasks are more efficiently carried out on a group-wide, standardised basis, while sales and marketing efforts are best handled locally. Or put differently, the New Group Architecture aims to create a more successful banking group of what is already a successful group of banks.

Launched in mid-2004, the NGA programme will translate into revenue enhancements, cost reductions and efficiency improvements. Accordingly, we grouped the six major programme streams along these lines, as shown below: the Group Large Corporates project, the Group Cards Synergy Project and the Retail 2008 project are designed to deliver revenue enhancements, while the Group Procurement project and the Information Technology project will be sources of cost reductions and higher work efficiency. The Group Performance Model will deliver the transparency needed to effectively steer the group.

The Group Performance Model (GPM) acts as the strategic backbone of the NGA programme. It standardises definitions and processes, aiming to make all our operating units comparable. More specifically the GPM creates uniform standards for the recognition and allocation of costs and revenues and organises major performance indicators and controlling tools for benchmarking purposes, in order to facilitate identification of additional savings potentials and revenue synergies.

NGA aims to create synergies across the group


Revenue Enhancement
1. Group Large Corporates
2. Group Cards Synergy Project
3. Retail 2008
- Structured investment Products
- Sales Management Techniques
- Consumer Finance
Cost Reduction & Efficiency Improvement
4. Group Procurement
5. Information Technology
- Software Development
- Group IT Operations
- Decentralized Computing
6. Group Performance Model (GPM)

Source: Erste Bank.

A unified, group-wide approach towards our large corporate customers is behind the establishment of the Group Large Corporates business unit. Through better integration of treasury, capital markets and other investment banking activities we aim to be the partner of choice for all the financing needs of our large corporate customers. The target group consists of some 650 companies with annual revenues of more than EUR 175 million each, which operate in one or more of our markets. In 2005 we had a business relationship with approximately 200 of these entities.

The Group Cards Synergy Project concerns the payment card business. The card business is broadly defined to include debit cards, credit cards, and the installation of additional POS systems and ATMs. Erste Bank's goal in the card business is to be the leading provider of debit and credit cards as measured by both number of cards and usage. As part of the Group Cards Synergy Project, a new group-wide card responsibility is being set up. This responsibility is designed to achieve a coordinated market approach through a common card business plan, a card loyalty programme, intensified merchant acquisition, uniform card credit risk management as well as harmonisation of group-wide card processing.

"Retail 2008" represents a package of knowledge sharing initiatives under a single umbrella. "Retail 2008" aims to spread best practices in retail banking across our group. The programme involves developing business and product initiatives – for example, in the area of structured investment products and an enterprise-wide consumer finance strategy complementary to the traditional retail business. These projects are intended partly to address existing clients and partly to target new customer groups and additional medium term revenue potentials.

The main objectives of the Group Procurement project comprise group-wide pooling of information on non-staff administrative expenses and investment, bundling of procurement volumes, identifying potential savings achievable through improved demand management and standardised specifications, and creating a single procurement organisation with uniform procurement processes.

The Information Technology project is expected to yield substantial cost reductions, but also efficiency improvements. It will focus, amongst other elements, on streamlined demand management, a uniform IT master plan, the bundling of software development functions as well as operating units and will unify desktop and decentralised equipment management.

We have already achieved a number of quick wins: we have established a group-wide software development unit and have formed a separate procurement organisation that is well on track in realising substantial savings. The new business unit Group Large Corporates is fully operational since mid 2005 and has already shown favourable operating result development. Structured investment products, which were rolled-out in all countries of our extended home market in 2005, are also performing well. Accordingly, we are confident to achieve the concrete financial target – a positive pre-tax contribution of EUR 210 million annually as of 2008 – set out at the Capital Markets Day 2005.

GROWTH DRIVERS

Our investors routinely ask us where future growth will come from. Since growth is not only an essential part of our equity story, but also of strategic importance to our business model we will briefly present long-term development patterns in our markets, as well as the three most important determinants of future growth: loan growth, wealth management and regional expansion.

GROWTH PATTERNS

Our business model benefits from a unique growth profile that extends over the next 20 - 30 years and is tied to the economic catch-up process of Central and Eastern Europe. It derives its strength from the fact that our markets are at different stages of development. For this purpose we have classified our markets into three clusters: emerging, developing and mature markets, as shown in the chart overleaf.

Emerging markets are characterised by a GDP/capita level of below EUR 5,000 and a banking asset penetration of some 50% or less. Depending on the economic position at the start of transformation, we estimate this period to take between

Banking development in transformation economies


Emerging
Developing
Mature
5-20 years
15-20 years
Banking assets/GDP in 2005 (in %)
200
150
100
50
Austria*
Croatia
Czech Republic
Slovakia
Slovenia
Hungary
Ukraine
Romania
Serbia
= 10 m inhabitants
1
5
10
20
100
GDP/capita in 2005 (in EUR thousand, log scale), time
*) Domestic assets only

Source: Local central banks, Eurostat, Erste Bank.

Banking growth paths in transformation economies


Wave 1: Savings, payment transfers
Wave 2: Current accounts, debit cards, mortgages
Wave 3: Credit cards, consumer finance
Wave 4: Wealth management - asset management, pensions, life insurance
GDP/capita (disposable income) in EUR thousand
10
7
5
2
Wave 1
Wave 2
Wave 3
Wave 4
Time

Source: Erste Bank illustration.

5 – 20 years. Within our business portfolio Erste Bank Serbia and Banca Comerciala Romana, our Serbian and Romanian subsidiaries respectively, operate in such markets. At this stage of development growth is mostly derived from plain-vanilla banking products, such as savings, payments transfers as well as current accounts and debit cards, which are represented by waves 1 and 2 in the right-hand exhibit. While household loans usually play an insignificant role at these levels of income, an increase in the banked population is typically a major source of growth.

Developing markets feature GDP/capita between EUR 5,000 and EUR 20,000 and a banking asset penetration ratio of anywhere between 60% and 140%. We estimate that this stage lasts at least 15 – 20 years. In this period retail lending comes off age and transformation countries reach a level of wealth that facilitates the introduction of more sophisticated banking products, such as mortgages, credit cards, consumer loans as well as wealth management products, represented by growth waves 3 and 4 in the right-hand chart. Our central European businesses in the Czech Republic, Slovakia, Hungary and Croatia fall into this bracket.

Mature markets are defined by GDP/capita in excess of EUR 20,000 and banking asset penetration north of 150%. These tend to offer only selected growth opportunities and typically only grow in line with GDP. We find it useful to operate in such markets to the extent that we can draw on experiences and transfer knowledge to less developed markets. Depending on the factors that influence market structure, the most significant of which is shareholder orientation or the lack thereof, these markets can either be very profitable such as in the UK or Spain, or less so, such as in Austria or Germany.

LOAN GROWTH

In many countries we operate in retail lending was non-existent just a couple of years ago, firstly because nominal and real interest rates were high, secondly because disposable incomes did not support household credit growth and thirdly because of a lack of a healthy competitive environment due to high levels of state ownership. All this has changed over the last years: in developing transformation economies interest rates are in the process of convergence or have already converged, disposable incomes have risen strongly on the back of overall GDP growth, and most state banks have been sold to foreign strategic investors fostering product innovation and competition. This powerful combination underlies current growth trends and will fuel future growth.

To assess the maturity and hence the credit growth potential of banking markets such loan penetration measures, as customer loans/GDP, household loans/GDP and/or mortgages/GDP are commonly used. For countries with highly diverging levels of GDP/capita, though, this masks the true growth opportunity, as it discounts the impact of GDP growth itself. For instance, the assumption that developing transformation economies with customer loan penetrations of between 40% to 60% are already fairly developed and hence offer limited incremental growth opportunities compared to mature economies such as Austria, where domestic loan penetration is somewhat above 100%, are not factoring in that it is the GDP growth differential that is the major driving force behind the loan growth opportunity. As a result, we believe that absolute per capita figures offer a fairer reflection of the growth opportunity than relative measures.

The following chart shows the enormous gap that even today exists between mature and developing economies on the one hand and between developing and emerging economies on the other. Countries, such as Hungary and the Czech Republic, but also Croatia and Slovakia are many years away from reaching Austrian, let alone west European levels of loans per capita. This picture is even starker with the countries we entered in 2005: Romania's and Serbia's levels of private sector indebtedness are barely registering on the radar screen in the context of developed economies. Hence, we believe that credit expansion will be a secular growth trend, rather than a process that has already surpassed its peak.

Customer loans/capita in CEE (2005) in EUR thousand


35
30
25
20
15
10
5
0
30.6
Developing transformation economies
Emerging transformation economies
4.7
4.6
4.1
2.7
0.5
0.8
Austria
Croatia
Hungary
Czech R.
Slovakia
Serbia
Romania

Source: Local central banks, Eurostat.

Within the overall loan growth trend, we will particularly benefit from our exposure to the retail customer. Retail lending, particularly in the form of residential mortgages, has only just started in almost all our markets. A point in case is mortgage penetration: it equals about 10% of GDP in our most developed markets, while it is yet substantially lower in Romania or Serbia. Even in Austria this measure only stands at 22%, leaving room for growth, while in the European Union it has reached an estimated 46% in 2005.

WEALTH MANAGEMENT

While private sector and especially retail credit expansion will be the growth engine of the immediate future, wealth management, which covers our private banking, fund management and life insurance business lines, will drive growth as our markets become wealthier. Irrespective of when this actually happens, we are already uniquely positioned to benefit from any such development: we dominate the fund management markets in our existing central and east European universe with a market share of 24.3% and we can draw on our experience in Austria, where we are leaders in retail funds and hold the No. 2 spot

Erste Bank fund management market shares (2005) in %


40
35
30
25
20
15
10
5
0
28.8
35.8
10.2
25.0
18.0
Slovakia
Czech R.
Hungary
Croatia
Austria

Source: Erste Sparinvest.

overall with a market share of 18%, as detailed above. In life insurance, we lead the market in Austria, while we have established strong footholds in all other markets.

As pointed out, the growth dynamics in fund management differ fundamentally from those experienced in standard banking products, in so far as meaningful growth typically kicks in at a later stage of economic development. Based on historic trends in countries such as Spain or Austria, we estimate that growth in fund management reaches critical mass when nominal GDP/ capita hits the trigger point of about EUR 10,000. Many of our central and east European markets are quickly approaching this threshold. It is at this level that we believe basic consumption needs are satisfied and attention starts to shift to providing for the future.

Accordingly, the divide in fund management between mature and developing markets on the one hand, and between developing and emerging transformation economies on the other is even starker than that experienced in the area of loans. As shown in the right-hand exhibit, funds under management per capita in Austria equalled EUR 18,900 at the end of 2005, while the same figure stood at about EUR 700 and EUR 800 in Hungary and the Czech Republic, respectively. In Romania fund management was in the process of regaining credibility after a number of fraud cases at the turn of the century. While funds under management per capita were higher a couple of years ago than the EUR 4 registered at the end of 2005, either figure pales into insignificance compared to more developed markets. At the end of 2005 Serbia still lacked the legal infrastructure for fund management and accordingly all the growth is still ahead.

Funds under management/capita in CEE (2005) in EUR thousand


20.0
18.9
1.0
0.0
Developing transformation economies
0.8
0.7
0.6
0.4
Emerging transformation economies
0.0
0.0
Austria
Czech R.
Hungary
Slovakia
Croatia
Serbia
Romania

Source: Local fund management associations, Eurostat.

While growth in fund management follows a more cyclical pattern, life insurance growth is steadier and tied to state regulations on pensions and savings as well as tax breaks. Demographic trends, such as the ageing of society, and the increasing requirement for private old age provision also play a significant role in determining demand for wealth management products in general and life insurance policies in particular.

REGIONAL EXPANSION

Regional expansion was a major growth driver in the past and will continue to be a significant source of growth in the future. In this context, acquisitions play a major role in our business model. So far acquisitions were the preferred way by which we executed our central and east European expansion strategy. Since 1997 we have bought ten banks and invested about EUR 6.5 billion into Central and Eastern Europe, thereby actively contributing to the regeneration and redevelopment of the region.

When we buy a bank we adhere to a defined set of guiding principles. Firstly, we always aim to buy a bank with a leading market position or when this is not feasible an operation that we feel has a chance of reaching a market share of 15 – 20 % in terms of clients and/or retail products, either through bolt-on acquisitions or organic growth. Secondly, any new bank has to fit the existing network and be beneficial to our clients. Thirdly, we stick to the following financial acquisition criteria:

- **A return on equity of at least 20% by the third year following the year of closing of the acquisition. Historically we have always achieved this target.**
- **A return on investment of 10% by the third year following the year of closing of the acquisition. This measure is important to us because it includes the impact of goodwill. Historically we have achieved ROI figures in the range of 12% - 15%.**
- **Achievement of earnings accretion by the third year following the year of closing of the acquisition.**

What really sets our acquisition policy apart is our post deal integration expertise. The restructuring and integration process typically starts after the day of signing. A service agreement gives Erste Bank experts immediate access, so that they can familiarise themselves with day-to-day operations of the bank right away. Following closing of the transaction, a tried and tested transformation programme is put in place and executed by a multinational transformation team, led by a senior Erste Bank executive. It typically lasts no longer than 18 months and covers all material aspects of the business. In sensitive areas, such as risk management, existing staff are immediately assisted by Erste Bank staff in order to upgrade the function to group standards as quickly as feasible.

As a result of our highly developed regional expertise and our positive acquisition track record, we will continue to grow our regional franchise both through carefully selected acquisitions that fit the existing network, and organically.

Corporate Governance

In the interest of accountable management, Erste Bank is committed to implementing the Austrian Code of Corporate Governance. To ensure the greatest possible transparency for all stakeholder groups, Erste Bank adheres to all statutory rules and recommendations of this Code. Good corporate governance is regarded as a key element of Erste Bank's corporate culture.

The Austrian Code of Corporate Governance
In October 2002 the Austrian Working Group for Corporate Governance presented the Austrian Code of Corporate Governance. The Code constitutes a voluntary, self-regulatory initiative and goes beyond a corporation's statutory responsibilities. The Code seeks to promote accountable corporate management and supervision to create value in a sustainable way, and to balance and define the rights and responsibilities of every stakeholder – management, supervisory board, employees, shareholders, customers and the general public – and the relationships between these groups. The Code is designed to ensure a high degree of transparency for all stakeholders. The complete wording of the Code is available at www.corporate-governance.at.

Erste Bank is committed to good corporate governance
Erste Bank complies with all statutory rules and recommendations of the Austrian Code of Corporate Governance. Detailed explanations of the compliance with specific provisions of the Code are provided on the web site of Erste Bank at www.erstebank.com/ir.

At the public offerings in 1997 and 2000, Erste Bank's employees had the opportunity to acquire shares in Erste Bank on preferential terms and thus benefit from the Group's upside potential in the stock market. In 2002, in addition to a management share option plan, a new employee share ownership programme (ESOP) under the name "Creating Value" was launched for all Group staff. The strong demand from staff has reinforced management's intention to continue the ESOP, with the medium-term goal of raising employees' ownership in Erste Bank from the current level of slightly less than 2% to approximately 5%.

The inclusion of employees forms an important part of Erste Bank's corporate culture. This is manifested in the regularly implemented, large-scale staff surveys whose results are analysed by external consultants and taken into account by management during decision-making process. The latest such poll was conducted in the first half of 2003. Similar surveys are carried out at subsidiaries in Central Europe. A new employee survey is planned for the first half of 2007 that will cover the entire Erste Bank Group for the first time.

The high esteem in which Erste Bank holds its employees is expressed in the Staff Charter signed at the beginning of 2004. The Staff Charter documents the employee-friendly value system as well as the aims of management and staff. In addition, in order to keep pace with the changing market environment, the Charter aims to create a focus on joint productivity at Erste Bank.

Safeguarding the rights of all shareholders is the cardinal rule of corporate management. Erste Bank thus created a clear capital structure consisting only of ordinary shares. The management embraces a retail strategy not only in the banking business, but also by encouraging retail investors to become shareholders. With this in mind, Erste Bank shares were made more accessible and marketable last year through a 4-to-1 stock split.

Shareholders' desire to speak directly with top management is accommodated by internet chats that have been held regularly since 2000. These events allow investors to find out first-hand about current developments at Erste Bank.

The rights and responsibilities of employees and appropriate conduct towards customers (Code of Conduct) are specified in a detailed and comprehensive set of instructions. The current version of these standards, which are binding for all employees, is posted on Erste Bank's intranet.

In 2005, Erste Bank voluntarily subjected its compliance with the regulations of the Austrian Code of Corporate Governance to an independent review. The findings of this review are available on the web site.

The Austrian Working Group for Corporate Governance amended the Code of Corporate Governance in 2005, adopting the core of the EU recommendations with regard to the Supervisory Board's duties and management compensation and making the necessary adjustments to reflect the 2005 Company Law Amendment Act. This amended version of the Austrian Code of Corporate Governance applies to financial years beginning 1 January 2006.

"I think of the children's future"

Klara Novak and her two children, Klara Eva and Imre, live in a nice, large historic building in Budapest. Not long ago, Klara Novak took advantage of the opportunity to work abroad for several years before entering her parents' restaurant business. Today, she is one reason Hungary is among the most prosperous and fastest growing economies of the former Eastern Bloc. With a per capita GDP of EUR 8,700 and a 7.0% unemployment rate, Hungary is among the most successful of the new European Union members. In Budapest, which has been restored to its former splendour in many areas following several years of costly renovations, Novak works as a software consultant.

Erste Bank: "Ms Novak, you worked for a few years outside of Hungary?"
Klara Novak: "Yes, it was a strenuous and often difficult time. But I learned a lot. The nearly two years that I spent in Leipzig not only prepared me to work in my parents' restaurant, but also provided me with a lot of experience."
Erste Bank: "First you worked in the family restaurant, now you are in a totally different field. How did that happen?"
Klara Novak: "Simple. My father retired, and we sold the business. I am very happy in my current job as a software consultant. Currently, I instruct and train civil servants, who are learning to work with new, specialised software. In Hungary, there is tremendous demand for software consulting. That is how I entered this field. And it pays well!"
Erste Bank: "You are also the mother of two children. How do you manage these dual roles?"
Klara Novak: "Well, I am not the only woman in this position. In my current work, I am constantly meeting women who have to deal with this situation. But naturally it can be demanding. The children themselves are a great help to me."
Klara Eva: "We are at school in the afternoons, too. We do our homework there, and our mother can be sure that we are not getting into trouble. For me at least ..."
Imre: "For me, too! And our grandfather Lajos is often home with us."
Klara Novak: "As a working woman, naturally I have little free time. But I spend every free minute with the children. In the summer, we often spend weekends at our cottage in the country."
Erste Bank: "Have you been able to put aside any of the money you have earned?"
Klara Novak: "I save a portion of my salary and invest it in a structured savings plan at Erste Bank Hungary. The sale of the parent's business also provided some income. We will be able to afford something with that later, since it is mainly for the children's education."
Erste Bank: "Thank you very much for speaking with us and for your hospitality. We are pleased to have kind clients such as yourself, and we wish you well in the future."



Novak family, clients of Erste Bank Hungary, Hungary


iroda
SZÁRAZÁRU
FÜSTÖLTÁRU
CSARNOK-9111 KFT.
SZALONNAFÉLÉK

Management Report

MANAGEMENT REPORT AND FINANCIAL REVIEW OF ERSTE BANK GROUP FOR 2005

General economic environment

In 2005, the global economic environment, and financial market trends in particular, were marked by the impact of rising oil prices on economic growth, inflation and interest rates. The contrast between the negative impact of higher oil prices and related inflationary fears on the one hand and economic and corporate earnings growth on the other lead to increased volatility.

Austria's GDP grew by 1.7% last year, a rate that was above the Eurozone average. In Erste Bank's main central European markets (Czech Republic, Slovakia, Hungary and Croatia), however, growth rates were substantially higher, ranging from 3.6% to 5.1%. The Czech and Slovakian currencies posted significant gains against the Euro. In 2005, monetary policy was marked by eight successive increases in the US benchmark interest rate from 2.25% to 4.25%, while Austria's benchmark rate stabilised at a very low level. Central European rates posted further declines, which clearly put pressure on net interest margins in the retail business.

Erste Bank Group's performance

The recently acquired Serbian bank Erste Bank Serbia (Erste Bank a.d., Novi Sad, formerly Novosadska Banka) is consolidated in the financial statements as from 9 August 2005, the transaction closing date. The impact of this first-time consolidation is minimal, however. As of 31 December 2005, the subsidiary's total assets were EUR 142 million; during the period from 9 August through 31 December 2005, it had operating income of EUR 6.7 million, operating expenses of EUR 10.7 million (which includes restructuring costs of EUR 5.9 million) and a pre-tax loss of EUR 7.8 million.

The revised IASB standards, IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement), became compulsory as of 1 January 2005. They mainly affect the presentation of securities trading, the valuation of loans and the presentation of hybrid capital. Under the transitional provisions, prior-year figures must be restated. The rates of change indicated are based on the restated prior-year figures. Additional information is presented in the Notes to the Consolidated Financial Statements. The details of these changes were outlined in press releases published on 3 May 2005 and 6 December 2005, which can be found on the Erste Bank home page at (www.erstebank.com).

In 2005, Erste Bank recorded outstanding results yet again, following up on the success of recent years. **Operating income** (consisting of net interest income, net commission income, net trading result and income from insurance business) rose by 6.9% to EUR 4,329.4 million. Despite the low interest rate levels – in Central Europe as well as in Austria – net interest income increased by 5.0% overall to EUR 2,794.2 million. Meanwhile, net commission income rose by 10.7% to EUR 1,256.8 million, a very favourable result.

Given the modest 3.2% increase in **general administrative expenses** to EUR 2,676.9 million, **operating profit** (operating income less general administrative expenses) increased by 13.6% to EUR 1,652.5 million.

The **cost/income ratio** (general administrative expenses as a percentage of operating income) improved from 64.1% in 2004 to 61.8% last year.

After factoring in a slight 3.8% increase in **risk provision allocations for loans and advances** to EUR 421.6 million and a reduction in the **other operating result** from negative EUR 51.3 million to only EUR 16.1 million, **pre-tax profit** increased by 21.9% to EUR 1,214.8 million.

Based on the Erste Bank Group's average number of employees (36,643 in 2005, up from 36,533 the previous year – see Notes for details), employee productivity rose substantially in 2005. The pre-tax profit per employee totalled EUR 33 thousand last year, up from EUR 27 thousand in 2004.

Group net profit after taxes and minority interests advanced 36.6% to EUR 711.7 million, while the **return on equity (ROE)** – i.e. group net profit after taxes and minority interests as a percentage of average consolidated shareholders' equity – improved from 17.0% in 2004 to 19.0%.

At 31 December 2005, the Erste Bank Group had a total of 987 branches in Austria (including Haftungsverbund savings banks) and 1,296 branches in Central Europe.

At 31 December 2005, Erste Bank Group's **total assets** were EUR 152.7 billion, up 9.2% from the previous year's total of EUR 139.8 billion. **Loans and advances to customers** increased by 10.4% from EUR 72.8 billion to EUR 80.4 billion, while **amounts owed to customers** rose by 6.7% from EUR 68.2 billion to EUR 72.8 billion.

Despite an above-average increase in risk-weighted assets, the Erste Bank Group's **Tier 1 capital ratio** (Tier 1 capital under the Austrian Banking Act (BWG) as a percentage of risk-weighted assets under §22 para. 2 of the BWG) was 6.8% as of 31 December 2005, up from 6.7% the previous year. The **solvency ratio** (own funds less trading book requirements and unsettled currency positions as a percentage of risk-weighted assets under §22 para. 2 of the BWG) was 11.0%, up from 10.7% the previous year.

ANALYSIS OF BUSINESS PERFORMANCE

Operating income

As mentioned above, total operating income increased by 6.9% to EUR 4,329.4 million. Nearly every income category recorded substantial gains, led by net commission income and the net trading result.

Net interest income

Despite a particularly difficult market environment for the retail banking business, marked by persistent low interest rates in Austria and Central Europe, **net interest income** rose by 5.0% from EUR 2,660.3 million to EUR 2,794.2 million in 2005. This result includes EUR 22.0 million in income from associates and other investments (EUR 22.7 million the previous year), as well as EUR 24.8 million in income from companies valued at equity (EUR 13.7 million the previous year).

Income from investment properties totalled EUR 70.6 million in 2005, up from EUR 68.8 million the previous year.

Operating income and general administrative expenses (EUR million)


5,000
4,000
3,000
2,000
1,000
2,166
3,583
3,831
4,049
4,329
1,454
2,432
2,461
2,595
2,677
2001
2002
2003
2004
2005
General administrative expenses
Operating income

Operating result and group net profit (EUR million)


2,000
1,500
1,000
500
0
712
1,151
1,370
1,454
1,653
223
255
353
521
712
2001
2002
2003
2004
2005
Group net profit
Operating result

Operating income structure and trend (EUR million)


5,000
4,000
3,000
2,000
1,000
0
2,166
3,583
3,831
4,049
4,329
2001
2002
2003
2004
2005
Net interest income
Net commission income
Trading result
Income from insurance business

Net interest margin (in %)


5
4
3
2
1
0
3.97
3.84
4.05
3.91
3.64
2.05
2.30
2.30
2.18
2.08
1.52
1.93
1.89
1.71
1.60
2001
2002
2003
2004
2005
Austria
Central Europe
Overall group

The overall net interest margin (net interest income as a percentage of average interest-bearing assets – calculated as total assets less cash, trading assets, tangible and intangible fixed assets and other assets) contracted slightly by 2.18% to 2.08%. This contraction resulted from the continuing margin pressure and low interest rate environment as well as the additional refinancing costs for the January 2005 acquisition of the remaining 19.99% equity interest in Slovenská sporiteľňa. In Austria, the net interest margin decreased from around 1.7% to around 1.6%, mainly as a result of the flat yield curve. In the central European subsidiaries, this margin ranged between 3.2% and 5.0%, slightly below the previous year's level but well above the level in Austria.

Net commission income

Net commission income posted substantial gains once again in 2005, rising by 10.7% from EUR 1,135.4 million to EUR 1,256.8 million and making a significant contribution to overall earnings growth. These gains were generated mainly in the securities business, which rose by 29.3% to EUR 391.9 million thanks to a favourable securities market environment, and sales of insurance products, which increased by 12.3% to EUR 69.2 million. The payments business also performed well, gaining 9.5% to EUR 485.7 million. Net commission income posted above-average growth in all countries, including Austria.

Net trading result

After recording above-average growth to EUR 216.5 million in 2004, the **net trading result** gained a robust 11.6% in 2005 to reach EUR 241.7 million. The trading units at Erste Bank Vienna and the Central European subsidiaries all made positive earnings contributions. Of the central European subsidiaries, Ceska sporitelna, Erste Bank Hungary and in particular Erste Bank Croatia delivered robust earnings.

Securities and derivatives trading increased by 7.5% to EUR 96.6 million, while foreign exchange trading grew by 14.6% to EUR 145.1 million.

Income from insurance business

Income from insurance business was very favourable in 2005, maintaining the previous year's result of nearly EUR 37 million despite the non-recurring expense related to the conversion to new actuarial tables and a corresponding one-off charge of EUR 23 million for 2005.

Net commission income structure and trend (EUR million)


1,500
1,000
500
0
575
944
997
1,135
1,257
2001
2002
2003
2004
2005
Securities business
Building society and other
Lending business
Payment business
Insurance business

General administrative expenses structure and trend (EUR million)


3,000
2,500
2,000
1,500
1,000
500
0
1,454
2,432
2,461
2,595
2,677
2001
2002
2003
2004
2005
Personnel expenses
Other operating expenses
Fixed-asset depreciation

s Versicherung, the Austrian life insurance market leader, and the local Central European companies performed very well. The favourable results in 2005 were supported by market-driven gains on financial investments held by group insurance businesses.

General administrative expenses

In 2005, **general administrative expenses** increased by a modest 3.2% to EUR 2,676.9 million. The increase can be attributed mainly to the Central European subsidiaries, whose expenses rose by 10.0%. In part they involved higher value-added tax rates (as from May 2004) in the Czech Republic and Slovakia. The impact of local currency gains against the Euro also played a role. Although the first-time consolidation of Erste Bank Serbia, is largely immaterial, the impact on expenses is nevertheless greater, since restructuring costs related to the company were already booked in 2005. Overall, the Erste Bank Group consolidated financial statements include EUR 10.7 million in general administrative expenses from Erste Bank Serbia. Adjusted for Erste Bank Serbia, general administrative expenses in Central Europe increased by 8.8%.

Meanwhile, in Austria (incl. Corporate Center and the International Business) these expenses contracted by 0.5% despite increased expenditures to establish group-wide functions and preparations for strategic projects.

Total personnel expense increased by 6.8% from EUR 1,482.4 million to EUR 1,583.4 million.

This increase was disproportionately high in Central Europe, where it increased by 9.6%, or by 8.2% after adjusting for Erste Bank Serbia. Along with the generally higher wage and salary adjustments, the increase reflects investments in continuing employee training. The Erste Bank Group substantially increased the relative share of performance-related compensation.

At 31 December 2005, the **headcount** had risen by 0.8% to 36,150 from the previous year. This figure includes 915 employees (2005 year-end total) from the first-time consolidation of Erste Bank Serbia. Adjusted for these employees, the group's headcount in fact fell by 1.7%. Further staff reductions were made in the Czech Republic in particular. The expansion of the branch networks in Hungary and Croatia resulted in higher headcounts in those countries. The increase at other subsidiaries can be attributed to the increased presence in Central Europe of the Immorent Group and s Versicherung.

Headcount at 31 December 2005



732
Other
915
ERSTE BANK Serbia
1,604
ERSTE BANK Croatia
2,551
ERSTE BANK Hungary
4,836
Slovenská sporitel'ňa
10,755
Česká spořitelna
14,757
ERSTE BANK Group
incl. savings banks
in Austria

At 31 December 2005, 63 employees (66 the previous year) worked in non-banking subsidiaries (mainly hotel and leisure branches).

The ongoing cost management efforts were reflected most notably in the very modest increase in **other administrative expenses**. Despite the continued expansion of group-wide functions and preparations for strategic group-wide projects, which led to an increase in expenses, but are expected to reduce the overall cost base in the future, these expenses decreased by 1.7% from EUR 772.2 million in 2004 to EUR 759.0 million last year.

In Austria (incl. Corporate Center and International Business), other administrative expenses contracted by 11.3% to EUR 387.1 million while in Central Europe they rose by 10.8% to EUR 371.9 million as a result of restructuring costs related to Erste Bank Serbia and currency appreciation. Adjusted for Erste Bank Serbia, they increased by 9.4%. In particular the Group was able to reduce its IT expenses by 13.0% to EUR 169.5 million.

Depreciation on tangible fixed assets also fell by 1.7% from EUR 340.3 million to EUR 334.5 million. Overall depreciation expense included an increase on intangible assets (mainly software) from EUR 136.9 million to EUR 139.0 million, a decrease on real estate property from EUR 53.9 million to EUR 46.9 million and a decrease on other items (mainly office fixtures, including minor assets) from EUR 149.5 million to EUR 148.6 million.

Risk provisions

Risk provisions for loans and advances included net allocations (allocations less releases) of EUR 383.5 million, up from EUR 360.3 million the previous year. This item includes EUR 74.7 million in write-offs for loans, up from EUR 61.2 million the previous year, as well as EUR 36.6 million in amounts recovered on non-performing loans and advances, up from EUR 15.3 million the previous year.

Overall, risk provision allocations for loans and advances rose slightly from EUR 406.2 million to EUR 421.6 million in 2005. Central Europe accounted for approximately 19.0% of that total.

This figure does not include interest receivable, which is instead reflected in net interest income. Additions to and releases of other risk provisions unrelated to the lending business are reported under other operating result.

The increase in risk provision allocations resulted in large part from the Haftungsverbund savings banks. Other factors included the strong growth in lending in the Central European countries, as well as the non-recurrence of the previous year's releases in the Slovakian and Croatian bank subsidiaries.

In 2005, risk provision allocations totalled 0.55% of the average volume of loans and advances to customers during the year, compared with 0.58% the previous year.

Detailed information on the Erste Bank's financial risks and its risk management goals and methods are provided in the Risk Report in the Notes.

Other operating result

Other operating result comprises price gains from securities not held for trading, valuation gains and income from the disposal of equity interests, income from disposal of financial assets, risk provisions not related to lending, expenses for deposit insurance at the central European subsidiaries, and other expenses and income.

The other operating result was significantly reduced from negative EUR 51.3 million in 2004 to only EUR 16.1 million last year. In 2004, this position included several one-off items that for the most part offset one another (in particular a gain on the sale of the Czech property insurance unit and a valuation gain related to the pending sale of the equity interest in Investkredit AG on the one hand and goodwill depreciation on impairments on the other). Income from securities in the non-trading portfolio increased from EUR 51.3 million to EUR 77.8 million in 2005. Also, the proceeds from the sale or exceptional valuation of property assets increased significantly from EUR 11.3 million in 2004 to EUR 36.4 million, largely as a result of the sale of a Vienna office building for approximately EUR 21.6 million. Regulatory changes in the Czech Republic led to a reduction in the contribution to the deposit insurance. Overall, these payments fell from EUR 54.0 million in 2004 to EUR 42.6 million last year. This item is broken down in detail in the Notes.

These developments all resulted in a 21.9% increase in **pre-tax profit** EUR 996.6 million in 2004 to EUR 1,214.8 million last year.

Tax situation

Under the regulations governing consolidated tax groups that entered into force in 2005, Erste Bank AG and the largest Austrian subsidiaries (in particular Bausparkasse der österreichischen Sparkassen, Immorent, Erste-Sparinvest KAG, s Versicherung and Salzburger Sparkasse) form a consolidated tax group as defined by §9 of the Austrian Corporation Tax Law and are subject to group tax.

In 2005, this profit pool incurred no current expense for Austrian corporation tax as a result of tax loss carry-forwards, substantial tax-exempt earnings and available tax credits, especially abroad, on capital gains taxes. Therefore, the amounts reported under **taxes on income** include mainly foreign income-based taxes, the deferred tax assets and liabilities required to be recognised under IFRS and taxes payable by smaller Austrian subsidiaries and various Haftungsverbund savings banks.

The reported tax expense for 2005 of EUR 300.0 million (2004: EUR 277.9 million) includes a deferred tax charge of EUR 22.1 million (2004: EUR 45.5 million).

At 31 December 2005, EUR 244 million in deferred tax assets were capitalised, while EUR 119 million in deferred tax liabilities were recognised.

In 2005, the Erste Bank Group's reported **tax rate** (taxes on income as a percentage of pre-tax profit) was 24.7%, down from 27.9% the previous year. The decrease resulted mainly from the non-recurring exceptional depreciation of deferred tax assets in 2004 prior to the reduction in the Austrian corporate tax rate (approximately EUR 20 million), the application as from 1 January 2005 of this tax rate reduction from 34% to 25% and the lowering of the corporate tax rate in the Czech Republic from 28% in 2004 to 26% last year.

Net profit after taxes and minority interests

After deducting taxes on income and minority interests (i.e. interests held by third parties on the earnings of consolidated companies, and in particular of Haftungsverbund savings banks), the **Group net profit** totalled EUR 711.7 million, up 36.6% from the previous year's result of EUR 520.8 million.

In 2005 the return on equity based on Group net profit after taxes and minority interests stood at 19.0%, up from 17.0% in 2004. **Earnings per share** increased from EUR 2.18 in 2004 to EUR 2.96 last year.

For the 2005 financial year, the Management Board proposes a **dividend** of EUR 0.55 per share, a 10.0% increase from the previous year's dividend of EUR 0.50.

Key profitability ratios (in %)



70
69
68
67
66
65
64
63
62
61
60
20
19
18
17
16
15
14
13
12
11
10
67.1
67.9
64.2
64.1
61.8
12.4
12.7
13.7
17.0
19.0
2001
2002
2003
2004
2005
Cost/income ratio
Return on equity

Loans and advances to customers, structure and trend (EUR million)



100,000
80,000
60,000
40,000
20,000
0
39,210
1,994
64,436
3,314
67,766
4,949
72,843
6,937
80,419
9,771
2001
2002
2003
2004
2005
Government
Private and other Corporates
Corporates
Private customers outside of Austria

Balance sheet developments

At 31 December 2005, the Erste Bank Group's **total assets** were EUR 152.7 billion, up 9.2% from EUR 139.8 billion the previous year.

Overall, **loans and advances to customers** increased by 10.4% to EUR 80.4 billion. In Austria, these loans rose by 5.9% to EUR 49.8 billion, while abroad they increased by 18.6% to EUR 30.6 billion. The retail lending business segment outside of Austria (which in this segment is virtually synonymous with Central Europe) recorded very satisfactory growth rates, rising by 40.9% to EUR 9.8 billion.

Risk-weighted assets as defined under § 22 para. 2 of the Austrian Banking Act (BWG) increased by 14.8% to EUR 75.0 billion in 2005.

At 31 December 2005, **risk provisions** totalled EUR 2.8 billion, virtually unchanged from the previous year as additions in 2005 were offset by releases and uses.

Central Europe accounted for 21% of these provisions, while Austria and other regions accounted for approximately 79%. Detailed information on existing risks and the presentation of the risk management goals and methods is presented in the Notes.

Trading assets increased substantially, rising by 17.2% from EUR 4.6 billion to EUR 5.4 billion. At 31 December 2005, 53.9% of the trading assets consisted of listed, fixed-income securities.

Other current assets also rose at an above-average rate of 16.8% from EUR 16.0 billion in 2004 to EUR 18.6 billion. This item includes securities in the available-for-sale portfolio, which under the revised version of IAS 39 must report changes in fair value in the equity statement (at 31 December 2005, aggregate changes in fair value totalled EUR 406 million, up from EUR 429 million the previous year).

This position also includes the new fair value portfolio category, for which changes in fair value and realised capital gains and losses must be entered on the income statement.

At 31 December 2005, assets in the fair value portfolio totalled EUR 4.4 billion, while those in the available-for-sale portfolio stood at EUR 14.2 billion. The increase was concentrated exclusively in the available-for-sale portfolio. Approximately 64.5% of all the securities included under other current assets consisted of listed, fixed-income securities.

Since **financial investments** also increased by 7.7% to EUR 23.6 billion (of this total, investments of insurance companies grew by 15.4% to EUR 7.1 billion while the held-to-maturity portfolio — representing the bank's own investments and consisting mainly of listed fixed-income securities — increased by 6.7% to EUR 15.1 billion), the **total investment assets** in the form of trading assets, financial assets and other current assets increased by 12.1% from EUR 42.5 billion to EUR 47.7 billion last year.

Of the total at 31 December 2005, 11.4% consisted of trading assets, 39.1% of other current assets and 49.5% financial investments.

Balance sheet structure/liabilities and shareholders' equity trends (EUR million)


160,000
120,000
80,000
40,000
0
86,033
121,222
128,575
139,812
152,660
2001
2002
2003
2004
2005
Amounts owed to credit institutions
Amounts owed to customers
Debts evidenced by certificates and subordinated liabilities
Shareholders' equity and other liabilities

Balance sheet structure/assets (EUR million)


200,000
150,000
100,000
50,000
0
86,033
37,803
121,222
60,257
128,575
62,188
139,812
65,384
152,660
75,078
2001
2002
2003
2004
2005
Loans and advances to credit institutions
Loans and advances to customers
Financial investments and other securities
Other assets
Risk-weighted assets as defined by § 22 para. 2 of the Austrian Banking Act (BWG)

Intangible assets rose by 4.8% to EUR 1.9 billion. At 31 December 2005, they included approximately EUR 1.5 billion in goodwill.

Interbank transactions increased substantially on both sides of the balance sheet. **Loans to credit institutions** rose by 7.5% to EUR 16.9 billion, as the bulk of the loans were to foreign credit institutions. These loans increased by 10.6% to EUR 14.6 billion.

In terms of liabilities, amounts owed to credit institutions rose by 18.8% to EUR 33.9 billion, as liabilities to domestic credit institutions increased by 47.3% to EUR 9.8 billion and those to foreign credit institutions increased by 10.1% to EUR 24.1 billion.

Amounts owed to customers increased by 6.7% to EUR 72.8 billion. Of that total, savings deposits increased by 2.3% to EUR 38.8 billion. Of the other customer deposits, those from private customers increased by 7.9% to EUR 16.3 billion. At 31 December 2005, Central Europe accounted for approximately 36% of the total.

Solvency and Tier 1 capital ratio (in %)



12
10
8
6
4
2
0
10.7
11.0
10.7
10.7
11.0
6.2
6.3
6.3
6.7
6.8
2001
2002
2003
2004
2005
Solvency ratio
Tier 1 capital ratio

Tier 1 capital under BWG and hybrid Tier 1 capital (EUR million)



6,000
5,000
4,000
3,000
2,000
1,000
0
2,337
3,800
3,912
4,377
5,112
455
469
605
711
900
2001
2002
2003
2004
2005
Tier 1 capital
thereof Hybrid Tier 1 capital

Refinancing through **own securities issues** increased by 9.2% to EUR 25.6 billion. **Debts evidenced by certificates** rose by 8.0% to EUR 21.3 billion, while **subordinated liabilities** increased by 15.8% to EUR 4.3 billion. Finally, this last item at 31 December 2005 included hybrid capital (which qualifies as Tier 1 capital under the Austrian Banking Act (BWG)) in the amount of EUR 900 million (previous year: EUR 711 million), with EUR 200 million in gross new issues in 2005.

Total equity, which in accordance with revised IFRS now includes shareholders' equity and minority interests, increased by 8.5% to 6.5 billion in 2005. This increase was mainly due to the net profit for the period. It broke down into a 20.6% increase in Erste Bank AG **shareholders' equity**, and a 7.8% decline in **minority interests**. These changes reflect for the most part the buy-out of all minority interests in Slovenská sporiteľňa and the deconsolidation of Erste Immobilien AG. Minority interests also include the equity interests of the Haftungsverbund savings banks in which Erste Bank either does not have an interest or only a minority interest.

At 31 December 2005, **total own funds** of the Erste Bank Group as defined by the Austrian Banking Act (BWG) stood at approximately EUR 8.6 billion, up from EUR 7.3 billion the previous year. Since the statutory minimum requirement at this date was about EUR 6.4 billion, the Group's coverage ratio is 135%, up from 130% the previous year.

At 31 December 2005, **Tier 1 capital** as defined by the Austrian Banking Act (BWG) totalled approximately EUR 5.1 billion, up from EUR 4.4 billion the previous year.

The **risk-weighted assets** as defined by § 22 para. 2 of the Austrian Banking Act (BWG) increased by an above-average rate of 14.8% to EUR 75.0 billion, such that at 31 December 2005 the Tier 1 capital ratio as defined by the Austrian Banking Act was 6.8%, up from 6.7% the previous year. The **solvency ratio** as defined by the Austrian Banking Act (BWG) stood at 11.0% at 31 December 2005, up from 10.7% the previous year and well above the statutory minimum requirement of 8%.

Outlook for 2006 and recent developments

In January 2006, Erste Bank AG successfully carried out a **capital increase**. Including the greenshoe offering, a total of

64,848,960 new shares were issued at a price of EUR 45.00 per share. The share capital was thus increased by EUR 129.7 million to EUR 616.1 million. The new shares will be eligible for dividends for the full financial year 2006. The capital increase is intended to finance the acquisition of a 61.9% share of **Banca Comerciala Romana** (BCR), Romania's largest bank. The share purchase agreement was signed on 21 December 2005, and the transaction is expected to close in the second quarter of 2006. The acquisition price (excluding ancillary costs) is EUR 3.75 billion.

The Erste Bank Group expects **further earnings growth** in 2006 despite the adverse effect that restructuring costs and first-time consolidation expenses will have on the earnings of the new subsidiary BCR. However, the acquisition of a majority stake in BCR will provide a substantial basis for dynamic growth in subsequent years. As in previous years, the other central European subsidiaries will continue to contribute a substantially to the Group's profit growth, and the Austrian business is also expected to record further earnings gains.

The **group-wide synergy projects** within in the NGA programme currently being implemented should generate further earnings growth potential through revenue enhancements, cost reductions and efficiency improvements. These projects include a common purchasing, centralisation of IT developments, fine-tuning of the groups performance models and ongoing customer service improvements.

Based on the above-mentioned efforts, the Erste Bank Group's **targets** for the period **2005 through 2009** include more than 20% average annual growth in net profit after taxes and minority interests. In 2009, the cost/income ratio is forecast to be below 55%. Given the nearly 70% increase in shareholders' equity, the return on equity in the years ahead is expected to contract, but should return to the 18% to 20% range by 2009.

CORPORATE SOCIAL RESPONSIBILITY

The present sustainability report, which is being published for the first time, focuses on the activities of the parent company Erste Bank AG. A wide range of initiatives are also in the works for the central and eastern European subsidiaries, and they will be examined in greater detail in next year's report.

Social responsibility is a central theme for Erste Bank. Ever since "Die Erste oesterreichische Spar-Casse" was founded in 1819, the mission of this institution has been aligned with serving the public interest. Erste Bank has always served the community, been a responsible business partner for constituent groups and has shared its entrepreneurial success. Erste Bank's motto is therefore no coincidence: "Every relationship is about people". The bank's business philosophy is based on transparency, ethical conduct and respect for all those affected by its activities. The bank also has a long tradition of supporting social and cultural endeavours.

Toward CSR

The concept of corporate social responsibility (CSR), or sustainable development, has become increasingly important in the German-speaking part of Europe as well as in Central and Eastern Europe. The financial services industry has recently taken up this practice. CSR promotes standards-based accountability for companies – especially listed companies – in terms of how they do business and treat people and the environment.

It goes without saying that a venerable institution with nearly 200 years of history conducts business in a sustainable manner. Although the term CSR may have been coined only recently, Erste Bank has always practised social responsibility in diverse ways that reflect the times.

CSR Programme

Erste Bank strongly supports CSR both in principle and in deed. In 2005, Erste Bank acted on this commitment by taking the first step of appointing a CSR Manager.

To gather the necessary information and data in systematic fashion and lay the groundwork for CSR reporting, Erste Bank began the process of reconfiguring its reporting systems and developing a specific reporting procedure. Erste Bank's CSR performance will become increasingly transparent each year and meet internationally recognised standards. One enormous advantage in this respect is that Erste Bank does not first have to create most of the CSR measures and elements, since the bank's identity has always been based on socially responsible business practices.

Expansion of the CSR commitment

The concrete steps being taken by Erste Bank toward expanding its CSR commitment have been established in an action plan:

- Expansion of CSR reporting in 2006 annual report
- Bringing CSR performance indicators into line with internationally recognised standards such as the Global Reporting Initiative
- Systematic stakeholder management
- Broadening of risk management to include social, ethical and environmental issues
- Supplier selection based on fair treatment principle
- Environmental audit with certification
- Increased co-operation with schools on skills training
- Group-wide employee satisfaction survey
- Customer satisfaction survey
- Bringing central and east European subsidiaries up to Erste Bank standards
- Stepped up sustainability information
- Inclusion in the Dow Jones Sustainability Index and FTSE4Good

OUR INITIATIVES ON BEHALF OF STAKEHOLDERS

SHAREHOLDERS

Erste Bank is particularly committed to being responsible and accountable to shareholders. In 2005, the bank further enhanced its investor relations programme through greater transparency and responsiveness. The bank was recognised for these efforts on several occasions and is now working on maintaining and further enhancing its high communication standards.

Top 10 among European banks

In the "2005 European Investor Relations Perception Study", an annual ranking of investor relations departments of listed European companies compiled by the Institutional Investor Research Group, Erste Bank was rated first out of 19 Austrian companies. In the European banking sector, Erste Bank vaulted into the top 10 out of 90 banks rated.

Recognised for sustainability and social responsibility

One measure of the Erste Bank's widely acknowledged socially responsible business practices is its inclusion in Vönix, the first sustainability index of listed Austrian companies. The companies in the index are all leaders in terms of their social and environmental activities, which are assessed on the basis of more than 100 criteria. Ever since the index was launched in June 2005, Erste Bank has been a major component of this index, which includes 23 listed companies.

EMPLOYEES

Outstanding employees

Currently, the data for the key employee figures exist only for Erste Bank AG. As the CSR reporting is expanded, employee figures will be established on a group-wide basis and presented in the annual report. Noteworthy achievements include the low absenteeism and employee turnover.

Employee turnover

in %	2005	2004
Departures through voluntary retirement	4.50	4.60

The LIFETIME programme supports a successful three-generation company. Erste Bank offers its staff, which is characterised by a well-balanced age structure, targeted measures to promote health and fitness. These measures include training initiatives, the development of the company health care clinic into a work health centre and the creation of a work life centre.

Employee charter as the Code of Conduct

At Erste Bank, the Code of Conduct (in CSR terminology) goes under the name of the "Richard Wollein Employee Charter". This charter sets forth the principles for plotting the company's future course and maintaining relations with stakeholders. This basic covenant is intended to ensure that Erste Bank's corporate culture is consistent with the company's goals. In that sense, it is based on values that put people and employees first. Changes and challenges are addressed and overcome through measures based on these common values and principles.

Equal opportunities, training for women and employee advisory service

Erste Bank stands for equal opportunity for men and women and provides targeted career development support for women. It also provides a free employee advisory service to help employees solve their needs both at work and at home. This service is available at all times.

The first European staff council

At the beginning of 2005, the "European Staff Council of the Erste Bank Group" was established. This expanded staff council was the first such council to be founded in Austria since the accession of the central and east European countries to the European Union.

2005 apprenticeship initiative

Erste Bank has had its own apprenticeship training programme since 1997, and has a special responsibility to participate in the creation of apprenticeship positions, which have been sorely lacking. As part of its 2005 apprenticeship initiative, the bank worked closely with Wiener Städtische Versicherung to create an incentive package for commercial customers, thereby providing these companies with additional incentives to create new apprenticeship positions.

CUSTOMERS

Customer satisfaction is a decisive success factor for financial services providers, just as it is for any other company. As a quality leader, Erste Bank places great value on this criterion. The customer's needs, goals and expectations are therefore at the heart of all the bank's activities.

Attendance and absenteeism Average per person in days


10
8
6
4
2
0
8.5
8.0
8.2
3.2
2.8
2.6
2003
2004
2005
Sick days
Training days

Age structure (in %)


1
under age 20
14
ages 21-30
22
above age 51
31
ages 41-50
32
ages 31-40

Quality control and complaint management
In Austria as well as Central and Eastern Europe, Erste Bank has a highly developed quality control system that includes complaint management in order to ensure lasting customer satisfaction. The quality standards are developed jointly with clients. Managers and employees always take care to ensure strict compliance with these standards.

Retirement expertise on behalf of customers
Numerous demographic studies currently confirm ever-higher life expectancies. In that context, the elderly need supplementary retirement insurance in addition to social security in order to maintain their living standards.

CIVIL SOCIETY

"Kontakt": the Central European sponsoring platform
Erste Bank's programme for arts and civil society in Central and Eastern Europe was launched under the name "Kontakt" in 2004. This programme serves as the platform for the bank's sponsoring activities.

Erste Bank partners with institutions and artists and takes part in initiatives in the Central European region by supporting contemporary artistic, cultural, educational and social projects.

The countries in which the Group is based – Austria, Hungary, the Czech Republic, Slovakia, Croatia and, since 2005, Serbia – are part of a region marked by strong economic growth. In some parts, however, the infrastructure for civil society remains underdeveloped. Erste Bank therefore would like to have a major positive impact in this respect.

Social sponsoring
Together with Caritas, Erste Bank supports the annual "ÖsterReich helps ÖsterArm" campaign in Austria as well as the annual eastern European campaign on behalf of ethnic minorities and street children in Romania and Ukraine. Erste Bank thereby contributes to the social welfare of these countries and the development of stable yet diverse civil societies in the new Europe.

Economics research
In conjunction with the University of Economics Vienna, Erste Bank sponsors economic research in Central Europe. These initiatives include the "Joszef" management training program, the "Masterclass Eastern Europe" to develop theoretical and practice-based understanding for the region and the "Erste Bank Award for Research in Central Europe". This award, backed by a EUR 20,000 prize, was handed out for the second time in 2005 to young scientists examining issues involving economic integration and internationalisation.

Each year, 60 selected students from Austria, the Czech Republic, Slovakia, Hungary and Croatia participate in the "Erste Bank Summer University Danubia", established in conjunction with University of Economics Vienna. This programme is offered in English and is held on a rotating basis in the participating countries. It combines practical know-how from the central European business environment with academic knowledge, and promotes the exchange of opinions and experience.

ENVIRONMENT

Erste Bank has a strong commitment to environmental protection in its everyday operations. Energy consumption and the use of non-renewable resources are continuously reduced through numerous programmes.

Energy saving and waste management
In 2005, Erste Bank's waste management policy and comprehensive measures for controlled energy consumption at the various branches resulted in 10% savings relative to the previous year. In addition, paper consumption was kept constant at 570 tonnes. As recently as 2001, paper consumption was 700 tonnes.

Procurement
Erste Bank's procurement policy is to purchase products that can be recycled and use limited natural resources. In the future, suppliers will be chosen based on the fair treatment principle. Preference will be given to suppliers who comply with specific social, ethical and environmental principles.

Segment Report

INTRODUCTORY REMARKS

We have redesigned this year's segment report. While we kept the usual reporting structure – as detailed below – that investors are used to from previous annual and quarterly reports we have expanded the content to include a structured round-up of our operating environment.

The expanded segment report now includes an economic review for each country Erste Bank is operating in. The review draws on independent findings of the European Bank for Reconstruction and Development, the European Commission and the Vienna Institute for International Economic Studies. This is complemented by a review of the banking market and a discussion of Erste Bank's market position, based mainly on local central bank data.

As in previous years, we use a number of financial measures to assess the performance of our business segments. All measures are calculated in accordance with IFRS and show the group contribution of the single business lines in relation to the overall group performance. In any case, this leads to differences between locally reported figures and measures, and segment numbers.

We use return on equity on a segmented basis for performance evaluation and resource allocation decisions. While return on equity for the group as a whole provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric related to the capital allocated to the segments. We allocate capital to calculate segment return on equity based on the distribution of risk-weighted assets. Accordingly, locally reported return on equity and segmented return on equity differ substantially from each other.

We also allocate funding costs in segment reporting to account for the cost of acquisitions. These are booked against net interest income in the respective segments. Accordingly, the net interest income line in segment reporting can show material differences compared to local reporting. It also impacts such profitability and efficiency measures as return on equity and the cost/income ratio.

The detailed business results are summarised by segment and geographic market in Note 27 to the Consolidated Financial Statements.



ERSTE BANK GROUP
Austria
Saving Banks
Retail & Mortgage
Large Corporates
Treading & Investment Banking
Branches
EB's branches in Vienna and eastern Austria
SME
Own savings banks
Majority-owned saving banks, mainly in western Austria
Real estate/ mortgage
Building society, private and commercial real financing
Other subsidiaries
Fund management (ESPA), life insurance (s-Versicherung)
Central Europe
Česká spořitelna
Slovenská sporitel'ňa
EB Hungary
EB Croatia
EB Serbia
International
Corporate Center

"Quality always pays"

The Robert Goldenits vineyard in Tadten, Burgenland is doing its part to contribute to Austria's remarkable rise as a major red wine producer in Europe. Some 20 years ago, several winemaking families decided to focus their production on high quality. Today, this strategy has clearly paid off. Robert Goldenits still runs the family business, located near the Hungarian border in the so-called Heideboden region, south-east of Lake Neusiedl. The region is in the heart of a highly prized red wine growing area and is a major reason why Austria is now known for more than just its Green Veltliner variety. The success of Austrian vineyards is also reflected in the growth of their exports. In the past, most of Austria's domestic wines were consumed within the country, but today the premium wines from Austria are prized world-wide.

Erste Bank: "Mr Goldenits, congratulations on your success!"
Robert Goldenits: "What do you mean?"
Erste Bank: "Well, your Mephisto premium vintage was chosen one of the five best wines of 2003. That is a major success!"
Robert Goldenits: "Indeed, that is a major recognition for our consistent work over the previous years. The 2003 Mephisto comes very close to what I consider to be a good and balanced wine from our region."
Erste Bank: "What is the secret to your success?"
Robert Goldenits: "First, we insist on uncompromising quality for all our wines. Second, we try to extract the typicity of our sites in order to give the wines a distinctive character. This is very labour-intensive, especially in the vineyards, where we are cutting back sharply on volume and harvesting only the finest quality grapes. Moreover, in recent years we have invested heavily in our wine production technology, including a new building and modern presentation room, and have agreements with contract growers covering eight hectares of vineyards."
Erste Bank: "You just mentioned your significant investments. How does a family-owned operation finance them?"
Robert Goldenits: "To be sure, we and especially our colleagues have invested huge sums. Despite the reduction in volume, however, we were able to generate more income by significantly raising the quality of our wines. As they say, quality always pays! A family-owned winery must be prepared to make those investments, which naturally requires a generational agreement and a strong passion. The combined efforts of all the partners are required to produce a fine, harmonious, varietal wine."
Erste Bank: "Mr Goldenits, thank you for talking with us and we wish you the best of luck in the future."



Goldenits family, clients of Erste Bank, Austria


mephisto

AUSTRIA

The Austria segment includes most banking activities in Austria and additional activities conducted on a group-wide basis. It is divided into four sub-segments: Savings Banks, Retail and Mortgage, Large Corporates, and Trading and Investment Banking.

ECONOMIC REVIEW

Our Austrian businesses operated against a stable economic background in 2005. The Austrian economy outperformed Eurozone growth for the fourth year running, and continued on its path of stable growth. Real GDP rose by 1.7% in 2005, while GDP/capita hit a level of EUR 29,800, among the highest in the European Union. Exports and domestic demand contributed in equal measure to overall growth. In 2005 exports accounted for some 52% of GDP. The unemployment rate deteriorated somewhat to 5.0%, but remained well below the Eurozone average of 8.5%.

The inflationary environment remained benign with consumer price inflation edging up only slightly to 2.2%. As this was the trend throughout the Eurozone, short term interest rates were flat at 2.1%. In December 2005 the European Central Bank has for the first time in more than five years raised interest rates and indicated that further rises may be on the horizon, following an improved growth outlook for Eurozone countries.

Austria's external position as represented by the current account balance continued to stay in positive territory, helped along by a strong trade balance: it amounted to 0.8% of GDP as opposed to 0.3% in 2004. The general government balance deteriorated significantly in 2005 to -1.9%, triggered by higher public spending, but remained well inside the limits set out by the Stability and Growth Pact.

MARKET REVIEW

Austria's domestic banking market shows all the features of a mature western market: a high degree of competitive tension, high operating costs and low profit margins; and a market structure that is not conducive to operating at above average levels of profitability due to the high number of non-shareholder oriented institutions. Despite this scenario the Austrian market offers selected growth opportunities in such areas as mortgages and wealth management.

Key economic indicators - Austria	2002	2003	2004	2005e
Population (ave, million)	8.1	8.1	8.2	8.2
GDP (nominal, EUR billion)	220.7	227.0	237.0	245.0
GDP/capita (in EUR thousand)	27.3	28.0	29.0	29.8
GDP growth (real, in %)	1.0	1.4	2.4	1.7
o/w: domestic demand contribution (in %)	-0.7	2.5	0.7	0.9
Exports (% of GDP)	48.7	48.4	51.0	51.9
Imports (% of GDP)	43.9	44.8	46.1	46.7
Unemployment (% of labour force)	4.2	4.3	4.8	5.0
Consumer price inflation (ave, in %)	1.7	1.3	2.0	2.2
Interest rate (1m interbank offer rate, in %)	3.3	2.3	2.1	2.1
EUR FX rate (ave)	1.0	1.0	1.0	1.0
EUR FX rate (eop)	1.0	1.0	1.0	1.0
Current account balance (% of GDP)	0.3	-0.5	0.3	0.8
General government balance (% of GDP)	-0.4	-1.2	-1.0	-1.9

Source: Eurostat.

Financial intermediation – Austria (in % of GDP)


200
150
100
50
0
200
190
196
108
88
106
89
107
90
2001
2003
2005e
Domestic assets
Domestic loans
Domestic deposits

Source: Oesterreichische Nationalbank, Eurostat.

Erste Bank market shares – Austria*) (in %)


25
20
15
10
5
0
21
19
21
21
19
22
21
19
21
2003
2004
2005
Total assets
Domestic loans
Domestic deposits
*) incl. Savings Banks

Source: Erste Bank, Oesterreichische Nationalbank.

Overall market aggregates, i.e. those including foreign assets, also paint a very positive picture, reflecting the Austrian banks' push into Central and Eastern Europe. In 2005 total banking assets/GDP were just shy of 300%, an impressive level even by international standards and up from 272% in 2001. Growth in the Austrian market is lopsided, though. While the total market grows strongly on the back of the ever increasing central and east European exposure, the domestic asset/GDP ratio has been hovering around the 190% mark for the past decade, or so. A similar dichotomy can be observed for such other aggregates as deposits and loans. Domestic aggregates grow in line with GDP, while foreign aggregates tend to grow in excess of both Austrian and local GDP.

In unison with the stable development of the domestic market, Erste Bank maintained its position as one of the leading Austrian banks. In 2005 it intermittently edged its nearest competitor to the No. 1 spot with a 21% total asset market share. In addition, Erste Bank held similar market shares in domestic deposits and loans. It served some 2.8 million customers through a network of some 987 own and savings bank branches as well as electronic channels.

SAVINGS BANKS/HAFTUNGSVERBUND

Business profile. In 2005 the Savings Banks segment encompassed 45 Austrian savings banks that were consolidated as a result of their membership in the Haftungsverbund and in which Erste Bank AG held little or no equity interest. Savings banks that are majority-owned by Erste Bank AG (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl) are included in the Retail and Mortgage segment.

The relationship between Erste Bank AG and the savings banks is to the mutual benefit of both parties. Erste Bank AG provides a wide range of services and products to the savings banks and its customers. These services and products include syndication, asset management and securities-related services, risk management and legal advice, as well as retail mortgage, life insurance and investment fund products, which enable independent savings banks to reduce costs while providing full service to their clients. In return Erste Bank AG has access to a large additional distribution network of some 711 branches for its products without the operational costs associated with operating of additional branches.

In addition Erste Bank AG and the savings banks cooperate on such key operational issues, as common product development; the projection of a unified identity through a one-brand strategy; the standardisation of business and marketing strategies for retail and corporate banking; the development of common management information and control systems and integration of central functions; and the introduction of a common performance-related remuneration scheme for management.

BUSINESS REVIEW

Strategy. The Savings Bank segment continues to focus on strengthening its existing strong ties to Erste Bank AG. This co-operation is intended to bolster the distribution and market development capabilities while promoting an efficient division of labour within the organisation, up-to-date human resources policies and appropriate decision-making structures. Other key goals include optimising customer service while improving profitability.

Successful market presence. In 2005, Erste Bank AG and the savings banks were once again able to expand their client share in Austria. The overall client share increased to 27.7%, while main client share increased to 22.6%. As in previous years, Erste Bank and the savings banks once again received top honours in advertising recognition across all banking sectors.

Greater efficiency through modern IT. In 2005, several technological improvements were implemented that resulted directly in greater efficiency. A more targeted customer relationship management software coupled with the necessary employee training led to better sales results. "s Abwicklungsmanagement" will provide the Lending and Securities divisions with electronic document management software. The "Business Intelligence" project will create a common database for compliance with Basle II requirements and the soon to be established risk-oriented reporting system. Finally, the Internet portal of the savings banks has been totally updated. These projects are all illustrative of the major projects in 2005.

Common risk management policy. As part of the development of a common risk management policy, the savings banks successfully implemented or started joint projects on Basle II, credit business minimum standards and risk-oriented reporting.

Outlook

In 2006, the savings banks intend to step up their combined efforts in sales and cross-selling. Moreover, they will focus on themes such as retirement savings, real estate, bank cards and structured products. They will also focus on implementing best practices management techniques and increase the use of benchmarking.

This year, the savings banks also plan to generate further cost-saving synergies in the area of development and processing costs and improve their market success through the upgraded customer relationship management programmes.

Financial review

in EUR million	2005	2004
Pre-tax profit	185.2	182.1
Net profit after taxes and minority interests	3.2	7.1
Cost/income ratio in %	68.1	67.5
Return on equity in %	1.3	2.9

Net profit after taxes and minority interests contracted by EUR 3.9 million from EUR 7.1 million to EUR 3.2 million. Return on equity fell from 2.9% to 1.3%, while the cost/income ratio increased slightly from 67.5% to 68.1%.

As expected, net interest income declined by 1.8%, or EUR 15.5 million, from EUR 849.6 million to EUR 834.0 million. This decrease resulted from persistent low interest rates and a highly competitive market environment. Risk provisions were up sharply from the previous year, increasing by EUR 31.2 million from EUR 184.5 million to EUR 215.8 million. The increase followed two one-off negative events at two of the savings banks. Given the relatively insignificant equity interest in these banks, net profit after taxes and minority interests was only marginally affected.

Net commission income trended very favourably, rising by 12.3%, or EUR 39.4 million. This gain was generated primarily in the funds business as well as through securities sales commissions. It reflects the successful co-operation between Erste Bank and the savings banks.

General administrative expenses increased by 3.0%, or EUR 23.9 million, from EUR 801.7 million to EUR 825.6 million. At a rate of 3.0% this growth outpaced inflation only slightly. The other operating result improved by EUR 32.6 million, from a loss of EUR 18.8 million in 2004 to a gain of EUR 13.8 million last year, despite non-recurring gains in 2004 from the sale of a Haftungsverbund savings bank's branches and thanks to financial asset valuation gains.

RETAIL AND MORTGAGE

Business profile. The Retail and Mortgage segment comprises all activities in Austria relating to retail, mortgage and small and medium-sized corporate customers. More specifically, it includes Erste Bank's 142 strong own branch network in eastern Austria, including Vienna, which predominantly serves professionals, retail clients and SMEs. As noted above, it also includes three majority-owned savings banks (Salzburger Sparkasse, Tiroler Sparkasse, Sparkasse Hainburg-Bruck-Neusiedl).

A portion of the results of the investment fund business (Erste-Sparinvest), consisting of private banking and portfolio management for retail customers, and of the life insurance business (s Versicherung), are also included in this sub-segment. Erste-Sparinvest is the market leader in retail funds in Austria and No. 2 overall, while s Versicherung, which is the exclusive partner to Erste Bank, the savings banks and s Bausparkasse, leads the Austrian life insurance market.

Furthermore Erste Bank's Austrian retail real estate and mortgage activities form part of this segment, covering retail mortgages, non-profit, subsidised and commercial housing finance, and property management and brokerage. The main operating units are building society s Bausparkasse – market leader in Austria – which finances private and non-profit housing development and is also responsible for Erste Bank´s mortgage bond transactions as of 2005; property agency s REAL, with 84 offices across Austria; and s Wohnbaubank, a specialist property finance provider.

BUSINESS REVIEW

Strategy. While the Retail and Mortgage segment comprises a diverse range of financial services businesses the common denominator is the strategic focus on the retail customer. Collectively, Erste Bank aims to offer its retail customers a one stop solution for all their financing and investment needs, irrespective of the distribution channel they use. The same holds true for retail mortgages and related services as well as for commercial and publicly subsidised property financing. Within this framework Erste Bank aims to adapt to the quickly changing regulatory environment for subsidised residential property development and building society saving plans.

Highlights 2005

Own branches outperform targets. The performance of Erste Bank's own branch network was excellent in 2005. On the back of a strong domestic stock market and increasing public awareness for private old age provision, securities commissions rose by 24%, while securities based savings plans leapt ahead by 62%. The strong demand for retail mortgages equally contributed to the strong showing of Erste Bank's own branch network, as did high sales volumes for government-subsidised and private pension products.

SME business achieves turnaround in 2005. Following years of unsatisfactory business performance, our SME business has successfully completed its restructuring efforts in 2005 and made a positive contribution to group profit. The business unit expanded operating profit by 45% to EUR 26.5 million, while keeping volumes stable. This progress was mainly due to higher commission income and tight cost management. An improved portfolio composition led to a decrease in risk provisions. Overall, these developments translated into a net profit of EUR 4.5 million and substantial uplift in the cost/income ratio and return on equity. This performance was achieved despite ongoing, difficult market conditions and thanks successful cross-selling into the existing client base.

Solid gains in the mortgage business. In 2005 we expanded our housing finance volumes both through Erste Bank AG and s Bausparkasse. Total loan volume increased from EUR 10.3 billion to EUR 11.2 billion. 2005 also brought a regulatory change for subsidised building society savings: which can now also be used to finance education and care home expenses. In response Erste Bank developed and successfully marketed a number of new tailor-made products.

Rapid growth in fund management. Erste-Sparinvest continued to grow faster than the market in 2005. The firm's performance was also recognised by such fund rating agencies as Standard & Poor's, Morningstar, Lipper and Feri Rating & Research. According to Morningstar, Erste-Sparinvest ranked No. 1 among 36 European bond funds. Operationally, Erste-Sparinvest extended its market share to 18.0%. Funds under management grew to EUR 28.1 billion by year-end 2005, up from EUR 21.5 billion a year earlier, helping comfortably maintain its position as the second largest fund manager in Austria. In retail funds Erste Bank's fund management unit maintained its market leadership.

Life insurance growth continues apace. s Versicherung further expanded its market leadership position in Austrian life insurance in 2005, reaching a market share of about 15.3%, up on last year's 14.3%. In total the portfolio of policies, covering life and accident policies, exceeded the one million mark in 2005 for the first time ever. Correspondingly, gross premium written lept from EUR 900 million in 2004 to EUR 1.1 billion in 2005. s Versicherung also successfully expanded its position in the market for government-incentivised retirement savings products.

Outlook 2006

Through the businesses that are consolidated into the Retail and Mortgage segment we will continue to exploit the growth opportunities that do exist in the Austrian market: these are essentially centred on wealth management and wealth creation. Private old age provision, be in the form of recurring savings plans, investment funds, private or government subsidised pension plans, and multi-purpose building society savings will remain top sales priorities for us. Residential mortgages will also be a key growth driver. In the area of commercial and non-profit housing finance the focus will be student and care homes. In financial terms the segment targets a return on equity of 11% in 2006, after having more than doubled this metric in 2005 to 10%.

Financial review

in EUR million	2005	2004
Pre-tax profit	151.6	76.3
Net profit after taxes and minority interests	93.2	41.1
Cost/income ratio in %	72.2	76.0
Return on equity in %	10.1	5.0

In 2005, the Retail and Mortgage segment, including the savings banks in which Erste Bank AG holds a majority interest, performed very satisfactorily. Net profit after taxes and minority interests more than doubled, rising by EUR 52.2 million from EUR 41.1 million to EUR 93.2 million, while the return on equity in this segment exceeded the 10% target level for the first time and the cost/income ratio contracted sharply from 76.0% to 72.2%.

As expected, net interest income contracted by 1.0%, or EUR 5.0 million. This decrease occurred mainly in the branch network as a result of persistent low interest rates. Meanwhile, s Bausparkasse, which is also assigned to this segment, recorded strong gains thanks to the expiration of high-rate deposits. Loan loss provision expense trended favourably, falling by 11.6%, or EUR 13.8 million from EUR 118.9 million to EUR 105.1 million. This decrease resulted mainly from the improved risk situation in the SME business as well as at Tiroler Sparkasse.

Net commission income, which increased by 11.6%, or EUR 34.1 million, from EUR 280.4 million to EUR 314.5 million, made a substantial earnings contribution to this segment. This increase was driven by noticeable gains in the securities business — in the branch network and at the Tirol and Salzburg savings banks — as well as through Erste-Sparinvest's improved earnings in the retail funds business. The SME business also contributed through an increase in the number of real estate lease agreements and guarantees.

General administrative expenses were reduced by 1.7%, or EUR 10.7 million, through a strict cost control policy in the branch network and SME business. The other operating result improved from a loss of EUR 5.5 million to a gain of EUR 16.2 million, mainly through proceeds on disposals and project-related income.

LARGE CORPORATES

Business profile. The Large Corporates segment caters to domestic and international corporate customers with sales of EUR 70 million and above and sovereign borrowers. Following the establishment of the business unit Group Large Corporates within this segment and as part of the New Group Architecture efficiency programme in January 2005, the Large Corporate segment now acts as a one stop shop for corporate customers across Central and Eastern Europe: it offers project finance for commercial real estate in Austria and abroad, other forms of structured finance, trade finance, debt and equity corporate finance services, export financing as well as documentary credits and guarantees, in addition to general commercial lending.

A small component of the investment fund business, institutional clients, is also included in the Large Corporates segment. Furthermore, Immorent, Erste Bank's leasing specialist for real estate and equipment, also forms part of the Large Corporates segment. Immorent is a full-service provider of complete solutions in leasing, real estate-related services and real estate investment products. In line with Erste Bank's regional strategy, Immorent has also expanded its activities into Central and Eastern Europe and currently has subsidiaries in the Czech Republic, Slovakia, Hungary, Slovenia, Croatia, Serbia, Bulgaria and Romania.

BUSINESS REVIEW

Strategy. The Large Corporates segment seeks to cover the entire value chain proactively, comprehensively and across borders through tailored customer care. To further deepen our client relationships and to reflect the growing importance of the central and east European markets we have established the Group Large Corporates business unit as of 2005. As a result a group-wide client relationship manager has been assigned to each large corporate client with annual sales in excess of EUR 175 million. The relationship manager serves all the client's needs by tapping the resources of country and product teams, thereby providing a single source of advice. A primary strategic goal of this measure is cross-border market share growth in investment banking, especially in corporate finance. To this effect, we are particularly focused on arranging more debt and equity transactions in Central and Eastern Europe.

Highlights 2005

Improved market position in corporate finance. Our corporate finance business performed well in 2005, driven mainly by the continued expansion of our clients' activities in Central and Eastern Europe. Last year, corporate bond financing was especially popular, given the favourable interest rates and declining risk premiums across all risk classes. Erste Bank also recorded outstanding performances in equity financing. We had lead roles in the equity offerings by Wiener Städtische Versicherung (deal size: EUR 1,050 million) and by s Immo AG (deal size: EUR 267 million).

Strong growth in financing of real estate funds. Although the development of new real estate development projects in Central and Eastern Europe remained flat at a high level, the investment activities of Austrian and foreign real estate funds continued apace. These investments led to several transactions, in particular the financing of the Airport Logistic Park in Prague, the financing of a portfolio of shopping centers in Hungary and of a real estate portfolio in Poland.

Tourism financing on solid ground. Last year, tourism properties were increasingly prized by international investors and financial institutions as investments and finance projects. In a competitive environment, Erste Bank successfully increased its financing volume. Its acquisition financing on behalf of Walton Street Capital for the Prague Marriott Hotel, including the Millennium Plaza office and commercial centre, achieved international recognition.

Outlook 2006

The successful establishment of the "Group Large Corporates" department will also have a favourable impact in 2006 and is expected to lead to a further strengthening of the risk-return ratio, despite an unfavourable lending business environment marked by unsatisfactory margins. The growing focus on fee and project financing businesses to complement the traditional lending business is also expected to yield positive results. Finally, we expect capital market transactions to increase significantly in both number and volume, given the above-average growth in Central and Eastern Europe. This growth applies to both equity and debt financing.

Financial review

in EUR million	2005	2004
Pre-tax profit	77.8	83.8
Net profit after taxes and minority interests	55.5	55.8
Cost/income ratio in %	39.4	39.1
Return on equity in %	11.0	12.6

Last year, the operating result of the Large Corporates segment increased by 6.1% from EUR 129.3 million to EUR 137.2 million. Business volume increased slightly by 3.1%, or EUR 530 million, with the growth concentrated mainly in the area of lease financing. Net interest income increased by 2.2%, or EUR 3.0 million, from EUR 139.9 million to EUR 142.9 million.

Net commission income advanced significantly by 15.4%, or EUR 11.0 million, from EUR 71.2 million to EUR 82.2 million. Commissions on capital market and leasing transactions contributed to this positive development.

The other operating result contracted by EUR 21.3 million from a loss of EUR 7.7 million to a loss of EUR 29.0 million. Last year, the volume of project-related provisions, reflected in the other operating result, was essentially unchanged from 2004. Risk provision allocations declined by 19.6% from EUR 37.9 million to EUR 30.5 million, as the decline in provision allocations for the financing business was only partially offset by a modest increase in provision allocations in the leasing business.

General administrative expenses increased by 7.7% from EUR 83.0 million to EUR 89.4 million, mainly as a result of the leasing business' growth in the extended home market (legal and advisory) and through the establishment of new processes.

In the Large Corporates segment, net profit after taxes and minority interests remained essentially unchanged. Given the generally higher equity allocation, the return on equity dipped slightly to 11.0% and the cost/income ratio was 39.4%. The very favourable earnings trend in net interest income and net commission income was offset by the higher costs and expenses in the other operating result.

TRADING AND INVESTMENT BANKING

Business profile. The Trading and Investment Banking segment comprises third-party and proprietary trading activities in Vienna, London, New York and Hong Kong, as well as asset-liability management. Amongst others the segment carris out the following tasks on behalf of the group:

_**Management of asset-liability risk (interest rate and liquidity risks) for Erste Bank Group**

_**Foreign currency, fixed-income and securities trading products for all client groups**

_**Development of structured products, especially for all central and east European growth markets**

The aforementioned establishment of the Group Large Corporates business unit in 2005 led to a reallocation of the investment banking functions, such that large corporate clients are now served by a single entity. Capital market transactions are therefore processed by the Group Large Corporates unit, while the traditional equities business (trading, sales) has been integrated into the Group Treasury business unit. This change created synergies in the trading business and a pooling of resources for the structuring of investment and financing products.

BUSINESS REVIEW

Strategy. The Trading and Investment Banking segment's strategic goal is to be the best product provider in Central and Eastern Europe. We want to provide optimum service for our retail and institutional clients in their investment activities. Product innovation is also essential. By continuously developing and extending our product range, we enable our clients to participate directly in the future success of the central and east European growth markets. For trading, we leverage our market position as one of the region's largest liquidity providers as well as our market knowledge and proximity.

Highlights 2005

Expansion of our equities market position and launch of the New Europe Blue Chip Index (NTX). Last year, Erste Bank again further expanded its market position in central and east European securities trading. Relative to total trading volume on the local stock exchanges, our market share in 2005 was as follows:

2005	Market share	Average Market position
Erste Bank (Vienna)	19.57%	2
Erste Bank Investment Hungary	19.10%	1
Česká spořitelna	9.01%	3
Slovenská sporiteľňa	2.26%	10
Erste Securities Polska	3.75%	9
Erste Securities Zagreb	7.71%	4

Source: Local stock exchanges.

The creation of the New Europe Blue Chip Index (NTX) as a new benchmark for the central and east European growth markets is noteworthy. The NTX includes the 30 largest and most liquid stocks in the region, and was launched jointly with the Vienna Stock Exchange in autumn 2005. In the fourth quarter of 2005 alone, we placed EUR 165 million in index-based products such as investment funds, certificates and warrants.

After having steadily built-up our equity derivatives product range, we added two further distribution channels in this area last year. We created our own Internet portal, which can be accessed at www.erstebank-derivate.at. In addition, Erste Bank is now present as an issuer on EUWAX, Europe's largest derivatives exchange.

First CDO placement in Central and Eastern Europe. Erste Bank extended its credit market leadership in Central and Eastern Europe through the development of a new product. Last year, working with an international partner, we capitalised on our expertise and ongoing technology investments by successfully placing a collateralised debt obligation in our core markets.

Treasury products for large corporates and SMEs. In 2005, we satisfied the ever-growing demand from our corporate clients for hedging foreign currency, interest rate and liquidity risk. On the interest rate and currency side, Erste Bank developed more than 50 new structured products that enable our large corporate clients and SMEs to implement innovative zero-cost strategies. Last year, income from this product group more than doubled. We expect similar growth in the years ahead.

Outlook 2006

In 2006, the focus of the Trading and Investment Banking segment will again be on innovative structured products. We would like to expand our product range by adding new asset classes such as commodities. The goal is not only to increase volume, but also the level of in-house production. By expanding our product range and working closely with the savings banks, our medium-sized enterprise clients will benefit from currency and interest rate hedging and optimisation. For our institutional clients, meanwhile, we remain a key partner for their equities trading in Central and Eastern Europe. Furthermore, our competency in the central and east European markets will also play a growing role in the credit area and lead to innovative products. Along with credit trading, we want to offer our clients assets and liabilities management advisory services in 2006.

Financial review

in EUR million	2005	2004
Pre-tax profit	122.2	140.8
Net profit after taxes and minority interests	90.3	105.6
Cost/income ratio in %	43.3	38.8
Return on equity in %	31.9	43.2

Net profit after taxes and minority interests contracted by 14.4%, or EUR 15.2 million from EUR 105.6 million to EUR 90.3 million, as the very favourable trend in net commission income did not fully offset the market-led decline in net interest income. The return on equity fell from 43.2% to 31.9%, while the cost/income ratio increased from 38.8% to 43.3%.

The segment result breaks down differently from the previous year. The asset-liability management result fell by around EUR 40 million, mainly as a result of interest rate trends and currency hedging effects, while earnings in the Treasury segment increased by 33%, or EUR 25 million.

The expected decline in net interest income by 39.3%, or EUR 40.3 million, from EUR 102.4 million to EUR 62.2 million was due to low interest rate levels, a flat yield curve and the impact of currency hedging on the results of our central European subsidiaries.

"For now we have bought the apartment"

Barbora Jarosova and her husband, Jiri Jaros, live and work in Prague, the capital of the Czech Republic. Barbora is an events manager for a large events agency, while Jiri is responsible for data processing at a bank. They are both contributing to their country's tremendous economic resurgence. Since the fall of the Iron Curtain, the Czech Republic has become one of the most successful economies of all the former Eastern Bloc countries. With 5% GDP growth and per capita GDP of EUR 9,600, the Czech Republic leads the way not only among the new EU members but throughout all of Central and Eastern Europe. Thus it comes as no surprise that in the centre of all this activity, Prague is brimming with optimism as well as business and construction activity. Many residents are taking advantage of this situation. The Jarosovas are among them, and have purchased a modern apartment under construction in a Prague suburb.

Erste Bank: "Ms Jarosova and Mr Jaros, when will your new apartment be finished?"

Jiri Jaros: "Very soon! In May or June, we can move into the new building. Of course, we have a nice home now, since it all depends on what you make of it, right? But naturally we are looking forward to the new building."

Barbora Jarosova: "It will be different. The new apartment is more than 60 square metres larger than our current one, and everything is new: the building and fixtures. It's an exciting time."

Jiri Jaros: "One should not forget that we are paying a lot of money for it. Nowadays, the cost of living in Prague is as high as in many west European capitals. Therefore we are happy to move into the nice suburb of Zahradni ctvrt, since the prices there are lower than in the city."

Erste Bank: "Would it not have been cheaper to rent?"

Barbora Jarosova: "That is not the custom here. Typically, one purchases a property and pays down the mortgage to the bank, in this case, your bank. It's an investment in the future."

Jiri Jaros: "You can see for yourself just how well the country has developed in recent years. Therefore we want to stay here, since we believe that this will continue. I think that this apartment is a good investment."

Erste Bank: "What are your goals for the future?"

Jiri Jaros: "First, we will completely furnish our new house. We have enough room! That will take a while, until we have found everything: furniture, lamps, all the little things that make an apartment comfortable."

Barbora Jarosova: "And at some point we would naturally like to have children. We are planning to try in the next five years. Until then, we will enjoy our new apartment just the two of us. Moreover, in September I just started a new job as an events manager, which I greatly enjoy. I have a lot of responsibility and will be needed there."

Erste Bank: "We wish you a lot of joy in your new apartment and are happy to be able to help you."



Jarosova family, clients of Česká spořitelna, Czech Republic


21.
Hypoteční úvěry České spořitelny
Bydlení přesně podle Vašich potřeb.
ČESKÁ SPOŘITELNA

Net commission income trended very favourably, rising by 37%, or EUR 19.1 million, from EUR 51.7 million to EUR 70.9 million, mainly as a result of higher securities commission income (given the sharp increase in trading volume on the Vienna Stock Exchange) and sales of structured products. The net trading result of EUR 84.5 million was consistent with the previous year level.

General administrative expenses increased by a very slight 0.7%, or EUR 0.6 million, from EUR 93.5 million to EUR 94.1 million thanks to effective cost management. The other operating result improved by EUR 5.8 million from a loss of EUR 7 million to a loss of EUR 1.1 million, mainly as a result of the portfolio's fair value measurement.

CENTRAL EUROPE

Erste Bank's Central Europe segment comprises Erste Bank's operations in the transformation economies of Central and Eastern Europe, covering Česká spořitelna, Slovenská sporiteľňa, Erste Bank Hungary, Erste Bank Croatia and Erste Bank Serbia. While the share purchase agreement for Banca Comerciala Romana was signed on 21 December 2005, BCR will only be consolidated following closing of the transaction.

ČESKÁ SPOŘITELNA

Business profile. Česká spořitelna is the leading retail bank in the Czech Republic and the largest among Erste Bank's operations in Central Europe. Since its privatisation in 2000 the former state savings bank has transformed into a universal bank serving some 5.3 million retail, small and medium enterprise and large corporate clients; it operates a network of 646 branches and over 1,070 ATMs. In addition Česká spořitelna occupies leading positions in fund management, securities trading and foreign exchange dealing.

ECONOMIC REVIEW

In 2005 Česká spořitelna benefited from a strong Czech economy. GDP grew at an estimated 5.0%, the fastest rate in a decade, supported by strong exports, while domestic demand remained subdued, yet positive. GDP/capita reached some EUR 9,600 in 2005, among the highest levels in Central and Eastern Europe. A positive development was also registered in the unemployment rate which stood at 8.3% in 2004 and improved somewhat to about 7.9%.

Inflation remained tame and the Czech Crown continued to appreciate against the Euro both in nominal and real terms. Correspondingly, the Czech National Bank stemmed further upward pressure against its currency by lowering its short term

Key economic indicators – Czech Republic	2002	2003	2004	2005e
Population (ave, million)	10.2	10.2	10.2	10.2
GDP (nominal, EUR billion)	78.4	80.3	86.8	98.2
GDP/capita (in EUR thousand)	7.7	7.9	8.5	9.6
GDP growth (real, in %)	1.5	3.2	4.4	5.0
o/w: domestic demand contribution (in %)	3.4	4.5	2.6	2.3
Exports (% of GDP)	61.5	62.2	71.2	71.9
Imports (% of GDP)	63.6	64.4	71.7	69.7
Unemployment (% of labour force)	7.3	7.8	8.3	7.9
Consumer price inflation (ave, in %)	1.4	-0.1	2.6	1.7
Interest rate (1m interbank offer rate, in %)	3.6	2.3	2.3	2.0
EUR FX rate (ave)	30.8	31.8	31.9	29.8
EUR FX rate (eop)	31.6	32.4	30.5	29.0
Current account balance (% of GDP)	-5.7	-6.3	-5.2	-2.9
General government balance (% of GDP)	-6.8	-12.5	-3.0	-3.2

Source: Eurostat, Czech National Bank.

interest rate to an all-time low of 1.75%. Even though the short term reference rate was raised again towards the end of 2005 to 2%, in line with the European Central Bank's rate actions, Czech rates remained below Euro levels.

The overall positive picture was rounded off by a strongly improving current account balance – once again the trade balance was the chief contributor. The general government balance, while still in negative territory, came in at an estimated 3.2% of GDP, only marginally worse than in 2004, but substantially better than in either 2002 or 2003.

MARKET REVIEW

The very favourable economic environment characterised by strong growth, muted inflationary pressures and record low interest rates provided a fertile ground for growth of the Czech banking sector. As a result 2005 was the first year following a severe restructuring process in the late 90-ies and the early years of this decade that saw all benchmark penetration ratios move up.

Total assets/GDP reached 98% in 2005 after years of decline and compared to 95% in 2004. Similarly, customer loan penetration rose to a four year high of 41%, as did deposit penetration which surpassed the 68% mark in 2005. In addition, the general aggregates mask the very positive development in sub segments such as in retail and particularly mortgage lending. Household mortgage lending, for instance, rose from just 1.6% of GDP in 2001 to about 9.3% in 2005. FX lending, which played a dominant role in markets with higher nominal interest rates such as Hungary or Croatia, remained insignificant in the Czech Republic in 2005.

On the back of the positive overall market environment Česká spořitelna once again maintained its No. 1 position in retail banking and continued to rank among the three leading banks in terms of total assets. Its market share of total assets stood at 22% in 2005, unchanged on 2004 and slightly up on 2003.

In terms of retail products Česká spořitelna maintained its dominant position owning almost one third of the retail loan and deposit market. In high growth segments of the market, such as residential mortgages, it faired even better, carving out a market share of almost 40%. Česká spořitelna was similarly successful in credit and debit cards, as well as current accounts.

Financial intermediation – Czech Republic (in % of GDP)


120
100
80
60
40
20
0
118
62
43
101
65
39
98
68
41
2001
2003
2005e
Total assets
Customer loans
Customer deposits

Source: Czech National Bank, Eurostat.

Market shares – Czech Republic (in %)


35
30
25
20
15
10
5
0
21
31
33
22
32
33
22
32
33
2003
2004
2005
Total assets
Retail loans
Retail deposits

Source: Česká spořitelna, Czech National Bank.

BUSINESS REVIEW

Strategy. Česká spořitelna's strategy remained unchanged in 2005. While maintaining customer satisfaction was an important goal, the continued expansion of its retail lending activities was the main business priority. Through building up a quality loan book, Česká spořitelna aimed to better leverage its large deposit base, leading to a more balanced loan/deposit ratio, which stood at 59% at year-end 2005. The continued shift of excess liquidity into higher margin retail lending products also aimed to support margins and made Česká spořitelna less sensitive to low interest rates.

Strong loan growth. Strong and sustained double-digit loan growth was the major growth driver in 2005. The effects of lower interest rates, compounded by a low, albeit strongly rising loan/deposit ratio were more than compensated by a favourable shift in the asset mix: while the overall loan book posted a healthy gain of 21% year on year, the retail loan book recorded growth in excess of 36%. For the first time in Česká spořitelna's history, total customer loan volume almost reached the EUR 10 billion mark in 2005.

In addition to a very favourable economic environment, loan growth was fuelled by such other factors as improved client advice, product innovation and a generally higher propensity to consume. The latter factor is especially reflected in strong demand for mortgage products and home improvement loans, as well as consumer loans. The dynamic development of loans to small and medium companies and municipalities also contributed to loan growth.

Customer growth in alternative distribution channels. In line with overall business growth Česká spořitelna expanded the number of customers using electronic channels, such as the internet, phone or mobile banking by 13% to above 1 million in 2005. An equally positive trend is the ever larger proportion of clients using credit and payment cards: by the end of 2005 Česká spořitelna had issued some 2.9 million payment cards, while the number of issued credit cards surpassed the 300 thousand mark, translating into exceptional annual growth of 70%.

International and local recognition. As in previous years Česká spořitelna has been awarded a number of local and international awards, first and foremost, for the third year running "The Bank of the Year" award sponsored by "The Banker" magazine. In the local MasterCard Bank of the Year survey, Česká spořitelna regained the title of "Most Trustworthy Bank in the Czech Republic"; it also won four Zlata koruna (Golden Crown) awards for a range of retail banking products, recognising Česká spořitelna's ability to create competitive and high quality retail banking products.

Outlook 2006

In line with its strategic focus Česká spořitelna will continue to grow its retail business, especially on the asset side. Consumer loans, credit cards, mortgages and the financing of small and medium enterprises will dominate the bank's business development efforts in 2006. Česká spořitelna will also continue on the path of headcount reduction, as part of the efficiency programme embarked on in 2005. This is expected to push employee numbers to substantially below 11,000. Financial targets for 2006 are equally ambitious as those for 2005: net profit growth of at least 10%, return on equity in excess of 20% and a cost/income ratio of below 54%. All targets relate to locally reported figures.

Financial review

in EUR million	2005	2004
Pre-tax profit	364.1	289.3
Net profit after taxes and minority interests	265.4	193.7
Cost/income ratio in %	58.6	61.3
Return on equity in %	38.5	39.4

Last year, group net profit increased by 37.1%, or EUR 71.8 million, from EUR 193.7 million to EUR 265.4 million. Aided by the robust earnings growth, the cost/income ratio fell from 61.3% to 58.6%. The return on equity contracted slightly from 39.4% to 38.5%, mainly as a result of the increased equity allocation.

Despite two interest rate cuts by the Czech central bank totalling 50 basis points, net interest income increased by 18.0%, or EUR 90.8 million, from EUR 504.2 million to EUR 595.0 million. This increase was driven mainly by the robust gains in the lending business. The loan loss provision expense increased by EUR 17.9 million from EUR 15.8 million to EUR 33.7 million, mainly as a result of the growth in the lending business.

Starting from its existing high level in 2004, net commission income rose by 9.1% (2.0% adjusted for the currency impact), or EUR 24.1 million, from EUR 262.9 million to EUR 287.0 million. This increase was largely due to the expansion of the payments and asset management businesses as well as the aforementioned gains in the lending business.

Driven by substantial gains in the interest rate derivatives and securities activities, the net trading result also improved consider-ably, rising by 20.5% (12.6% adjusted for the currency impact), or EUR 8.4 million, to EUR 49.4 million.

The 9.9% (2.7% adjusted for the currency impact), or EUR 49.6 million, increase in general administrative expenses from EUR 500.5 million to EUR 550.1 million was mainly due to the establishment of additional severance reserves for the redundancy programme under way and an increase in the sales tax following a tax law change in 2004.

The other operating result increased by EUR 19.5 million from a loss of EUR 10.8 million to a gain of EUR 8.7 million thanks to regulatory changes involving compulsory payments to the deposit insurance fund on the one hand and gains on the disposal of other current assets on the other.

SLOVENSKÁ SPORITEL'ŇA

Business profile. Slovenská sporiteľňa is the clear market leader in the Slovakian banking market. The former state savings bank serves some 2.5 million clients, equaling roughly 50% of the Slovak population, through a network of 302 branches. It is the market leader in retail as well as total deposits, and for the first time eclipsed the competition in terms of retail as well as total loans in 2005. In the tailwind of Slovenská sporiteľňa's dominant market position, its asset management subsidiary maintained its No. 1 position, while life insurance provider Poisťovňa SLSP kept gaining market share very fast.

ECONOMIC REVIEW

Slovakia enjoyed another year of stellar economic performance in 2005, thereby supporting Slovenská sporiteľňa in its business development efforts. Real GDP growth amounted to an estimated 5.7%, surpassing last year's 5.5%, and translating into GDP/capita of about EUR 6,900. Growth was supported by FDI-driven gross fixed capital formation and robust private consumption. Within domestic demand, households played an important role reflecting both strong real wage and employment growth – the unemployment rate fell from 18.1% in 2004 to estimated 16.4% in 2005. Strong growth was also reflected in the trade balance, which remained in negative territory on the back of strong import growth.

In 2005 Slovakia made substantial progress in combating inflation: the average rate more than halved to 2.7% from 7.5% in 2004 on the back of a stronger currency and lower regulatory price increases. The upward pressure against the Slovak Crown was also due to an up-tick in foreign direct investment. As a result the Slovak National Bank lowered its short-term reference refinancing rate by another 100 bps to an all time low of 3%. In line with its all encompassing economic progress, Slovakia entered the Exchange Rate Mechanism II in November 2005, boding well for Euro adoption as early as in January 2009. The resulting reference rate that serves as the mid-point for the 30% fluctuation band was fixed at SKK 38.455.

In 2005 the general government deficit is expected to improve slightly on last year's of 3.1% of GDP, outperforming initial forecasts. At the same time, the current account deficit increased

Key economic indicators - Slovakia	2002	2003	2004	2005e
Population (ave, million)	5.4	5.4	5.4	5.4
GDP (nominal, EUR billion)	25.7	29.0	33.1	37.0
GDP/capita (in EUR thousand)	4.8	5.4	6.2	6.9
GDP growth (real, in %)	4.6	4.5	5.5	5.7
o/w: domestic demand contribution (in %)	4.0	-0.2	2.8	5.3
Exports (% of GDP)	71.7	77.7	76.8	76.8
Imports (% of GDP)	78.9	79.2	79.5	80.8
Unemployment (% of labour force)	18.7	17.5	18.1	16.4
Consumer price inflation (ave, in %)	3.5	8.4	7.5	2.7
Interest rate (1m interbank offer rate, in %)	7.8	6.3	4.8	3.0
EUR FX rate (ave)	42.7	41.5	40.0	38.7
EUR FX rate (eop)	41.5	41.2	38.7	37.8
Current account balance (% of GDP)	-7.3	-0.5	-3.4	-5.4
General government balance (% of GDP)	-7.8	-3.8	-3.1	-3.1

Source: Eurostat, National Bank of Slovakia.

to an estimated 5.4%, on the back of strong domestic demand in 2005, but was covered to a healthy degree by foreign direct investment.

MARKET REVIEW

The strong performance of the Slovak economy created a solid base for the growth of the overall banking market. Low interest rates, combined with growing real wages and higher employment resulted in increased demand for retail loans, particularly mortgages, and also led to shifts on the liability side – clients moved assets from low-yielding deposits into more sophisticated products such as funds and life insurance policies. Hence, after a series of restructuring steps undertaken before 2001, 2005 was the second consecutive year in which all market penetration indicators moved up. This development very much resembles the Czech experience, where 2005 was in fact the first year in which all major market benchmarks improved markedly after a similar clean-up process.

Asset penetration reached a 7-year high of 98%, while loans/GDP moved up to 5-year high of 39%. Deposit penetration remained essentially unchanged on both 2003 and 2004, but down compared to a couple of years ago, on the back of strong household consumption, falling interest rates and an increased uptake of alternative investment products.

Slovenská sporiteľňa once again successfully defended its leading market position in 2005, with a total asset market share of 18.2%. It did especially well in extending its market positions on the asset side. For the first time ever, Slovenská sporiteľňa became the market leader in overall as well as retail lending, reaching market shares of 17% and 25% respectively. It also made significant further inroads into the residential mortgage market by successfully launching asset-backed loans (UverPlus) with real estate as collateral.

BUSINESS REVIEW

Strategy. The strategic alignment of Slovenská sporiteľňa is very similar to that of Česká spořitelna. While excellent customer service and relevant products remain the key to success for any mass market retail bank, the real issue is an increase in the loan/deposit ratio, which, at 55% has risen strongly on last year's level of 36%, but is the lowest within the entire group. The further improvement of the loan/deposit ratio will support net interest income development in the light of maturing high yielding restructuring bonds in 2006.

Financial intermediation – Slovakia (in % of GDP)


100
80
60
40
20
0
92
33
64
82
33
58
98
39
59
2001
2003
2005e
Total assets
Customer loans
Customer deposits

Source: National Bank of Slovakia, Eurostat.

Market shares – Slovakia (in %)


40
35
30
25
20
15
10
5
0
21
23
36
20
23
34
18
25
32
2003
2004
2005
Total assets
Retail loans
Retail deposits

Source: Slovenská sporiteľňa.

Highlights 2005

Above-average loan growth. Vigorous private sector, and in particular household credit expansion was the key business theme of 2005. Growth was supported by a number of innovative product launches, such as so called American mortgages, i.e. home equity loans that allow consumers to extract equity from their property, so called "10 minute" loans that aim to reduce administrative requirements in the loan extension process, and any purpose customer loans. As a result Slovenská sporiteľňa recorded the highest growth rates of any group member, with the overall loan book growing by some 55%, nearly reaching the EUR 2.5 billion mark. Once again, the retail loan book posted the same strong growth of some 54% and accounted for 45% of total customer loans.

Customer growth in alternative channels. Another area in which Slovenská sporiteľňa was doing outstandingly well, is payment transactions. In 2005 more than 90% of customers performed non-cash transactions, used the largest ATM network and made payments with bank cards. We issued almost 38 thousand new bank cards last year, bringing the total number in circulation to nearly 1.1 million. The number of customers using electronic banking has also grown substantially and stood at more than 300 thousand, up by more than 30% as compared with 2004.

Efficiency improvements. After careful analysis, more than 30 inefficient branches were closed down during the course of the year, reducing the number of branches to 302. As a result staff numbers are also fell by some 5% to below 4,800.

Brand awareness and international recognition. Slovenská sporiteľňa was named as the "Best Bank" in Slovakia by The Banker and Euromoney magazines. At the same time, Slovenská sporiteľňa was the best known brand in the Slovak banking market for another year. These results are testament to our strong client orientation continuing improvements in service quality.

100% ownership by Erste Bank. In January, Erste Bank completed the purchase of the remaining 19.99% of the share capital of Slovenská sporiteľňa by exercising the call option received from the European Bank for Reconstruction and Development and effectively became the 100% owner of the Slovenská sporiteľňa.

Outlook 2006

While Slovenská sporiteľňa expects another strong year in terms of underlying business growth, overall success in terms of profitability will be hampered by the expiry of high-yielding government bonds – volume: EUR 250 million, coupon: 8% – that were received at the time of privatisation in lieu of bad loans and the continued low interest rate environment. All efforts will therefore be directed at increasing customer loans especially in the retail segment, thereby further driving up the loan/deposit ratio. In 2006 Slovenská sporiteľňa aims to keep net profit at last year's level, while further improving its cost/income ratio to below 55% and maintaining its return on equity at 20% (the targets relate to local accounts).

Financial review

in EUR million	2005	2004
Pre-tax profit	100.6	82.6
Net profit after taxes and minority interests	87.3	57.2
Cost/income ratio in %	57.2	59.0
Return on equity in %	47.7	46.1

In 2005, net profit after taxes and minority interests increased by EUR 30.1 million from EUR 57.2 million to EUR 87.3 million. In January, the Erste Bank raised its equity interest in Slovenská sporiteľňa to 100%, with the result that minority interest expenses were no longer incurred and that higher refinancing costs were borne. The return on equity increased from 46.1% to 47.7%, while the cost/income ratio was reduced from 59.0% to 57.2%.

As had been forecast the previous year, the retail business recorded strong gains in 2005. Higher earnings contributions from at equity participations and the favourable currency effect more than offset the aforementioned increase in refinancing costs. Despite the additional burden on the securities portfolio represented by the impact of lower interest rates in Slovakia (redemption of high-yield bonds and adjustment of variable-interest securities to reflect the lower interest rates), net interest income increased by 4.9% (0.9% adjusted for the currency impact), or EUR 9.1 million, from EUR 185.8 million to EUR 194.9 million. Risk provisions rose to EUR 11.1 million, commensurate with the increase in lending volume.

Net provision income rose by 24.2% (19.5% adjusted for the currency impact), or EUR 16.1 million, from EUR 66.4 million to EUR 82.5 million, mainly in the payment transaction, financing and asset management businesses.

General administrative expenses increased by EUR 8.8 million from EUR 158.5 million to EUR 167.3 million. Adjusted for the currency effect, this 1.5% increase was well below the inflation rate.

The EUR 15.2 million improvement in other operating result from a loss of EUR 28.4 million to a loss of EUR 13.2 million can be attributed to proceeds on the sale of fixed-income securities last year as well as non-recurring reserve allocations in 2004.

ERSTE BANK HUNGARY

Business profile. Following the merger with Postabank, Erste Bank Hungary is one of the leading players in Hungarian retail banking. It serves approximately 900 thousand customers through its nationwide network of 160 branches, more than 365 ATMs and about 630 POS terminals. In addition Erste Bank Hungary holds strong and fast growing positions in the area of fund management and leasing.

ECONOMIC REVIEW

In 2005 Erste Bank Hungary benefited from the continued, solid growth of the Hungarian economy. GDP rose by an estimated 4.2%, while GDP/capita reached a level of EUR 8,700. Growth was supported by strong domestic demand, mainly in the form of private consumption and very strong investments. An up-tick in exports also contributed to overall growth. The situation on the labour market was characterised by declining growth in real wages and a concurrent rise in the unemployment rate to 7%, up from 6% in 2004.

Key economic indicators - Hungary	2002	2003	2004	2005e
Population (ave, million)	10.2	10.1	10.1	10.1
GDP (nominal, EUR billion)	69.6	73.5	81.1	88.2
GDP/capita (in EUR thousand)	6.9	7.3	8.0	8.7
GDP growth (real, in %)	3.8	3.4	4.6	4.2
o/w: domestic demand contribution (in %)	8.8	6.1	3.4	3.6
Exports (% of GDP)	64.1	62.7	65.7	66.7
Imports (% of GDP)	66.5	67.2	68.8	69.4
Unemployment (% of labour force)	5.6	5.8	6.0	7.0
Consumer price inflation (ave, in %)	5.2	4.7	6.8	3.6
Interest rate (1m interbank offer rate, in %)	9.2	8.4	11.5	7.2
EUR FX rate (ave)	243.0	253.6	251.7	248.0
EUR FX rate (eop)	236.3	262.5	246.0	252.7
Current account balance (% of GDP)	-7.1	-8.7	-8.8	-8.4
General government balance (% of GDP)	-8.5	-6.5	-5.4	-6.1

Source: Eurostat, Hungarian National Bank.

Annual inflation declined to an estimated 3.6% in 2005. This positive development facilitated a series of interest rate cuts. The Hungarian National Bank lowered its short term reference rate from 9.5% in January 2005 to 6% by the end of the year. Further declines are contingent on the improvement in a number of macro variables, most notably on a reduction of the current account and general government deficits. Persistent weakness in the latter already led to the postponement of the target Euro entry date, allowing more time to meet the criteria of the Stability and Growth Pact. Due to the relatively high level of both nominal and real interest rates, the Hungarian currency remained stable around the HUF 250 mark in 2005.

The Achilles heel of the Hungarian economy is the exuberant attitude towards public spending. This has manifested itself in large general government deficits, which typically become even more pronounced in election years. As 2006 is an election year not much improvement can be expected in this respect, all the more as the VAT rate was slashed to 20% from 25% at the start of 2006.At the same time gross government indebtedness still remains at a much more manageable 58% of GDP, than is the case in many other EU countries. Nonetheless strong government spending has contributed to the external imbalance: the current account deficit again surpassed a level of above 8% to GDP in 2005, but was financed to a healthy degree by foreign direct investments.

MARKET REVIEW

Hungary has benefited from a sound banking sector, sustained market-oriented reforms and large-scale foreign direct investments since the beginning of transition. Accordingly, maturity benchmarks took a much more linear development than either in the Czech Republic or Slovakia. Asset/GDP reached a level of 93% in 2005, up strongly on 68% in 2001. Loan penetration followed a similar trend, rising from 42% in 2001 to 53% in 2005. Over the same period residential mortgage penetration has increased nearly fivefold from 2.2% to 10.4%, and accordingly was the major growth driver underlying credit expansion. Deposit penetration remained essentially unchanged at 45%, reflecting the increased uptake of more sophisticated investment products, such as funds and life insurance policies.

The structure of the Hungarian market differs substantially from that prevailing in our other markets. While the vast majority of banks in terms of assets are privatised and have either strategic or financial owners, the market is dominated by one major player that owns about a quarter of the market in terms assets and up to one third in certain other product categories. A handful of other banks, including Erste Bank Hungary, hold asset market shares in the high single digits, and aim to win market share while maintaining industry profitability.

Another peculiarity of the Hungarian banking market that it shares with other markets with high nominal interest rates is the dominance of foreign exchange loans. The vast majority of retail loans in general and mortgages in particular were disbursed in Euros and Swiss Franks in 2005. While this creates a certain level of risk, especially given the potential vulnerability of the Hungarian currency, the downside risk is limited due to prudent loan-to-value ratios, especially in the case of mortgages. Additionally, the Hungarian National Bank has historically managed the currency well, even in the face of high foreign ownership of Hungarian government bonds, as well as external and internal imbalances.

As for Erste Bank Hungary, 2005 was the first year in which it has surpassed the 7% mark in terms of total asset market share. It ranked second by branch numbers and clients. The decline in retail deposit market share has to be viewed in the context of a fourfold increase in fund management market share, which stood at 10.2% at the end of 2005. The strong expansion in retail lending market share to 9.1% is directly related to Erste Bank Hungary's successful focus on the retail market.

BUSINESS REVIEW

Strategy. The main strategic goal of Erste Bank Hungary – in line with overall group strategy of achieving at least 15 – 20% market share in all markets it operates in – is the expansion of its market position in the Hungarian market. One means by which the bank plans to achieve this is by further deepening its relationship with the Hungarian Post Office: in return for using their outlets as a secondary distribution network, Erste Bank Hungary supplies them with modern banking products ranging from current accounts to bank cards and investment funds. In terms of corporate customers, Erste Bank Hungary focuses on small and

Financial intermediation – Hungary (in % of GDP)


100
80
60
40
20
0
68
42
43
79
47
42
93
53
45
2001
2003
2005e
Total assets
Customer loans
Customer deposits

Source: Hungarian National Bank, Eurostat.

Market shares – Hungary (in %)


10
8
6
4
2
0
6.5
7.9
9.2
6.5
8.0
7.1
7.1
9.1
6.2
2003
2004
2005e
Total assets
Retail loans
Retail deposits

Source: Erste Bank Hungary, Hungarian National Bank.

medium enterprises which they serve through 25 commercial centres, in addition to mass market retail business.

Highlights 2005

Solid loan growth. As in most other central and east European transformation economies loan growth was the major growth driver within the banking sector. The fastest growing segment within the loan book was retail housing finance. Due to the relatively high level of nominal interest rates in Hungary FX mortgages – mostly denominated in Euro or Swiss Franks – were the product of choice for most customers. Overall, the loan book grew by 27% to a level of nearly EUR 4 billion, while the retail loan book expanded by 41% year on year.

Hungarian Post Office cooperation. The collaboration with the Hungarian Post Office progressed very well in 2005: the number of online postal points reached 248; the partners have developed a completely new technical environment for online working, installed a postal version of the front end used by Erste Bank Hungary; and introduced a web-based user interface for postal employees as well as help desk. All these measures will bear fruit through increased business in future years.

Strength in car leasing. Despite a declining new car market and increased competition, Erste Bank Hungary preserved its No. 4 spot in the Hungarian car leasing market. The key to success were a broader product range, a successfully operating agent network and fully integrated back-office processes.

Outlook 2006

In 2006 Erste Bank Hungary once again targets solid profit growth, an improvement in our cost/income ratio and a return on equity north of 25% (all measures relate to local accounts). The bank will continue to pursue business opportunities in the lower tier SME segment and further develop our relationship with the Hungarian Post Office by establishing an additional 72 online postal points in the first half of 2006 as well as improving mid and back office integration. Erste Bank Hungary will also expand its own branch network to some 200 by the end of 2006. Mortgage and consumer loans will be a continued source of growth.

Financial review

in EUR million	2005	2004
Pre-tax profit	84.3	31.3
Net profit after taxes and minority interests	67.1	31.5
Cost/income ratio in %	61.2	68.1
Return on equity in %	34.1	23.6

All of Erste Bank Hungary's businesses performed well last year. Net profit after taxes and minority interests more than doubled, rising by EUR 35.7 million from EUR 31.5 million to EUR 67.1 million. The cost/income ratio fell from 68.1% to 61.2%, while the return on equity improved from 23.6% to 34.1%.

As expected, the significant expansion of the retail business led to a EUR 30.4 million increase in net interest income from EUR 174.0 million to EUR 204.4 million. Risk provisions totalled EUR 17.1 million, well below the previous year's level, although this figure includes approximately EUR 9 million in releases as a result of the first-time consolidation of Posta Bank.

Net commission income increased by a satisfactory EUR 12.2 million from EUR 52.6 million to EUR 64.8 million, mainly as a result of the gains in the securities and payment transactions businesses.

General administrative expenses rose by a modest 5.8%, or EUR 10.1 million, from EUR 175.7 million to EUR 185.8 million. This increase was largely due to the expansion of the branch network and performance-related compensation.

The sharp rise in the tax expense was due to changes in Hungary's tax law, which calls for a special 8% tax on financial institutions and leasing companies.

ERSTE BANK CROATIA

Business profile. Erste Bank Croatia is one of the largest and fastest growing universal banks in Croatia, serving about 600 thousand clients through a nationwide network of 122 branches. While its core strength is retail banking, it is also the market leader in treasury products, such as in fixed income, foreign exchange and derivatives trading, as well as in fund management. In addition, Erste Bank Croatia successfully distributes a wide range of para-banking products in the areas of asset management, life insurance, securities brokerage, leasing and pension funds.

ECONOMIC REVIEW

In 2005 Erste Bank Croatia benefited from continued stable growth of the Croatian economy. GDP grew by an estimated 3.6% in 2005, while GDP/capita reached a level of some EUR 6,700. Strong domestic demand in the form of private consumption and public investments was the major growth driver. Exports did not contribute significantly to overall growth, but still played an important role through the generation of substantial tourism revenues. The unemployment rate improved slightly to an estimated 13.3% in 2005, down from 13.8% in the previous year.

Annual inflation remained relatively low at 3% in 2005. Nevertheless, this meant a full percentage point increase on the level of 2004, mainly due to higher energy and food prices as well as higher excise taxes. The Croatian National Bank remained committed to exchange rate stability in 2005, mainly through the maintenance of relatively high nominal and real interest rates – the discount rate stood at a level of 4.5% for the third consecutive year. As a result the Croatian currency, the Kuna, remained unchanged against the Euro.

On the fiscal side, the general government deficit improved to an estimated 4.5% of GDP in 2005, a slight improvement on the previous year, but substantially up on 2003. A continuation of this trend is dependent on additional reforms of the pension and health care systems. The current account deficit expanded from 5.3% to 6.2%, on the back of stronger public spending, even though the trade balance improved year-on year.

MARKET REVIEW

The Croatian banking system ranks among the most developed in terms of banking intermediation levels. Its continued growth was supported by a stable economic environment. The asset/GDP ratio stood at 116% in 2005, up strongly from 86% recor-

Key economic indicators – Croatia	2002	2003	2004	2005e
Population (ave, million)	4.4	4.4	4.4	4.4
GDP (nominal, EUR billion)	24.2	25.5	27.6	29.7
GDP/capita (in EUR thousand)	5.4	5.7	6.2	6.7
GDP growth (real, in %)	5.2	4.3	3.8	3.6
o/w: domestic demand contribution (in %)	6.8	6.5	3.5	3.4
Exports (% of GDP)	45.4	47.1	47.5	48.9
Imports (% of GDP)	54.7	56.8	55.7	56.4
Unemployment (% of labour force)	14.7	14.1	13.8	13.3
Consumer price inflation (ave, in %)	1.7	1.8	2.1	3.0
Interest rate (1m interbank offer rate, in %)	3.6	5.3	7.0	6.0
EUR FX rate (ave)	7.4	7.6	7.5	7.4
EUR FX rate (eop)	7.5	7.6	7.7	7.4
Current account balance (% of GDP)	-8.6	-7.4	-5.3	-6.2
General government balance (% of GDP)	-5.0	-6.3	-4.9	-4.5

Source: Eurostat, European Commission.

Financial intermediation – Croatia (in % of GDP)


120
100
80
60
40
20
0
86
44
59
101
59
61
116
71
64
2001
2003
2005e
Total assets
Customer loans
Customer deposits

Source: Croatian National Bank, Eurostat.

Market shares – Croatia (in %)


14
12
10
8
6
4
2
0
9.6
9.0
8.8
11.3
10.0
9.5
11.8
11.6
10.3
2003
2004
2005
Total assets
Retail loans
Retail deposits

Source: Erste Bank Croatia, Croatian National Bank.

ded in 2001. Growth of the sector was mainly driven by the asset side, in particular by household loans which rocketed over the same period from 18.2% of GDP to 35.8%. As was the case in our other central and east European markets, growth within household loans was fuelled by strong demand for residential mortgages: the mortgage/GDP ratio leapt from 5.3% in 2001 to 12.5% in 2005. On the liability side, deposit growth was more moderate, but still measurable. The deposit-to-GDP ratio grew from 59% in 2001 to 64% in 2005; while other growth in competing investment products, such as funds was even stronger.

As in Hungary and in contrast to the Czech Republic and Slovakia loan growth was driven by increased foreign exchange lending. The Croatian National Bank, whose main aim is to maintain exchange rate stability, reacted by increasing the marginal reserve requirement on foreign liabilities of commercial banks twice in 2005. This was followed by an additional step in 2006. While such measures do cover banks, they do not cover leasing companies, which continue to record even stronger growth rates than banks.

The positive market environment provided a solid base for Erste Bank Croatia's growth. In fact, the bank outperformed market growth in all segments. This impressive development translated into the following market shares in 2005: 11.8% of total assets, strongly up from 9.6% just two years ago, 11.6% in retail loans, substantially up on both 2003 and 2004; and, 10.3% in retail deposits, equally a healthy improvement on the levels registered in the two previous years.

BUSINESS REVIEW

Strategy. Erste Bank Croatia's strategic objective is to further expand its market position as a premier provider of universal financial services in Croatia, catering in particular to a broad base of retail and mid-market corporate clients. To achieve this, the bank is constantly developing its product portfolio and distribution capabilities, in order to bring innovative financial solutions closer to its customers. A continuous emphasis on quality improvement in the services and products offered as well as a proactive and personalised approach to customers, is at the core of the bank's strive for delivering superior value to its clients.

Highlights 2005

Strong retail business. Erste Bank Croatia posted exceptional growth rates in its retail lending activities (retail loans grew by about 40% in 2005), rounding off the very positive picture seen throughout Central and Eastern Europe. In so doing it attracted close to 50,000 new customers. Lending growth was driven by substantial increases of the customer base, as well as continued product innovation. By launching several new and highly successful mortgage and consumer lending products, Erste Bank Croatia strengthened its position as one of the most dynamic banks in the retail market. On the liability side the bank introduced new saving products, such as structured deposits with a capital guarantee.

Continued market share gains in corporate business. In the area of corporate lending, Erste Bank Croatia maintained its solid growth and increased its market share by a full percentage point to some 13%. This growth was driven by ongoing strong performance in the SME segment, as well as significant gains in the segment of large corporates and project finance.

Expansion of distribution capabilities. In line with its expansion strategy, Erste Bank Croatia opened 11 new branches in 2005, more than any of its competitors. This strengthened the bank's geographic coverage considerably, particularly in eastern and southern Croatia, where growth opportunities are the most attractive. In the area of alternative distribution channels, the bank significantly upgraded its capabilities by launching an operator-independent mobile phone banking platform combining the advantages of JAVA and GPRS technologies. Erste Bank Croatia is among the first five banks world-wide to introduce such level of functionality for mobile phone banking.

Leadership in fund management. On the back of excellent cross-selling results the Croatian asset management subsidiary posted one of the highest growth rates in the industry in 2005, continuing its very strong performance from 2004. Furthermore, the group's asset management subsidiary won the management mandate for a large, government-sponsored fund project, thus reaching the position of the largest asset manager in Croatia with a share of over 25% of total assets under management.

National recognition. Erste Bank Croatia was for the first time ever named the „Best Bank of the Country" in 2005 in an annual competition sponsored by the Croatian Chamber of Commerce recognising its achievements in innovation and customer service.

Outlook 2006

In 2006 Erste Bank Croatia will very much build on the successes of 2005. In line with its customer-centric approach, the bank aims to continuously expand its offering in order to position itself as an integrated solution-provider for the growing investment and financing needs of its customer base. More specifically, it will move forward with further branch expansion, opening additional 10 – 15 branches over the next two to three years in order to take advantage of the strong momentum in its retail business. While pursuing an accelerated growth path, Erste Bank Croatia is committed to delivering strong financial results to its shareholders and aims to maintain target return on equity levels at or above 20% over the medium term, with a cost/income ratio in the low 50-ies. All targets relate to locally reported figures.

Financial review

in EUR million	2005	2004
Pre-tax profit	52.7	43.2
Net profit after taxes and minority interests	25.6	22.1
Cost/income ratio in %	52.3	56.6
Return on equity in %	14.8	17.7

In 2005, Erste Bank Croatia's net profit after taxes and minority interests rose by 15.7%, or EUR 3.5 million, from EUR 22.1 million to EUR 25.6 million. This modest increase relative to that of pre-tax profit was due to the increase in minority interests following Erste Bank AG's sale of a 15% equity interest to Steiermärkische Bank und Sparkassen AG (thereby reducing its majority stake from 59.8% to 51.4%). Pre-tax profit increased by 22.0%, or EUR 9.5 million, from EUR 43.2 million to EUR 52.7 million. The return on equity contracted from 17.7%

to 14.8% as a result of the overall higher equity allocation and the aforementioned increase in minority interests. The cost/income ratio, meanwhile, fell from 56.6% to 52.3%.

Net interest income rose by 18.7%, or EUR 15.8 million, mainly as a result of the more than 30% increase in loans and advances to customers. After adjusting for the legally mandated reclassification of the derivatives result of EUR 9 million from net interest income to the net trading result, net interest income rose by 27%, which largely reflected the expansion of the lending business.

Given the existence of non-recurring items in 2004, such as the reduction in general risk provisions required by the Croatian central bank and loan recoveries, last year's EUR 9.4 million increase in loan loss provision expense is not directly comparable. In 2005, changes in risk provision totals reflected the growth of the credit portfolio.

Net commission income increased by 39.4%, or EUR 6.6 million, from EUR 16.7 million to EUR 23.3 million through gains in the payment transactions, credit and debit card businesses. The net trading result increased by an even greater margin, advancing by 62.4%, or EUR 7.8 million, from EUR 12.6 million to EUR 20.4 million. This gain resulted primarily from the aforementioned reclassification of the derivatives result from net interest income as well as higher foreign exchange trading income.

In 2005, Erste Bank Croatia's expansion strategy led to a 17.0%, or EUR 10.9 million, increase in general administrative expenses from EUR 64.3 million to EUR 75.3 million. The increase resulted from the opening of new branches and the partly related increase in the average number of employees as well as product launch expenses.

ERSTE BANK SERBIA

Business profile. Erste Bank Serbia is one of Serbia's smaller banks, with a market share of approximately 2%. Its operations are concentrated in the Vojvodina region, one of Serbia's more prosperous regions, where it is the second largest bank by asset market share. The bank has some 900 employees, 66 branches, and serves around 260 thousand customers.

ECONOMIC REVIEW

Erste Bank Serbia operated in a mixed economic environment in 2005. While GDP growth was healthy at an estimated 4% in 2005 it did not reach the previous year's exceptional level of more than 8%. At the same time, GDP/capita equalled EUR 2,500, a level that is much lower than in the other markets we operate in. While the Serbian economy grows strongly it is not yet as balanced as those in more developed central and east European countries. A point in case is the huge trade deficit, a result of strong domestic demand combined with the late start of privatisation and restructuring efforts. Serbia's ongoing transformation process is also reflected in a relatively high unemployment rate, which stood at an average 20% in 2005.

The Serbian interest rate environment is characterised by high nominal and real interest rates, and a higher level of volatility than in more developed countries. This is due to inflation fluctuations, which also impact the exchange rate versus the Euro: it is broadly stable in real terms, but depreciates in nominal terms, in line with inflation.

While the trade balance is heavily in the red as a result of strong domestic demand and responsible for a persistent, double digit current account deficit, the fiscal situation is very much under control and actually in positive territory: the general government surplus reached an estimated 1.4% in 2005, up from a flattish -0.3% in the previous year. Foreign direct investments picked up in 2005, following good privatisation progress, especially in the banking sector.

MARKET REVIEW

The Serbian banking sector experienced very strong growth over the last two years, albeit from a very low base. This was mainly driven by a boom in imports and financed largely by the expansion of private sector credit. The regulatory environment also improved with the adoption of a new deposit insurance law. The development of the banking sector was also aided by strong privatisation activity.

Following a period of falling penetration ratios, during which the central bank revoked the licenses of some of the largest banking groups in the country, Serbia is now firmly on track of catching up with its central and east European peers. Assets/GDP reached a level of 46% at the end of 2005, strongly up

Key economic indicators – Serbia	2002	2003	2004	2005e
Population (ave, million)	7.5	7.5	7.6	7.6
GDP (nominal, EUR billion)	15.1	16.8	18.2	19,0
GDP/capita (in EUR thousand)	2.0	2.2	2.4	2.5
GDP growth (real, in %)	4.5	2.4	8.6	4.0
o/w: domestic demand contribution (in %)	na	na	na	na
Exports (% of GDP)	20.4	20.3	23.8	26.3
Imports (% of GDP)	43.4	43.2	53.2	48.5
Unemployment (% of labour force)	13.3	14.6	18.5	20.0
Consumer price inflation (ave, in %)	16.6	9.9	11.4	15.0
Interest rate (1m interbank offer rate, in %)	na	na	na	20.2
EUR FX rate (ave)	60.7	65.2	72.6	82.7
EUR FX rate (eop)	61.5	68.5	78.9	85.5
Current account balance (% of GDP)	-10.0	-9.2	-13.0	-11.0
General government balance (% of GDP)	-4.6	-3.4	-0.3	1.4

Source: Vienna Institute for International Economic Studies.

Financial intermediation – Serbia (in % of GDP)


50
40
30
20
10
0
41
34
46
16
13
17
20
27
29
2001
2003
2005
Total assets
Customer loans
Customer deposits

Source: National Bank of Serbia.

from 34% two years ago. In a similar fashion loan penetration rose by more than 50% over the same period. Deposits/GDP increased as well, but to a lesser degree.

BUSINESS REVIEW

Strategy. Erste Bank Serbia's strategic aim is to strengthen its market position in the Vojvodina region and in Serbia as a whole, aiming to increase its total asset market share from some 2% to 10% by 2010. To this effect Erste Bank Serbia intends to make substantial investments into the expansion and refurbishment of the branch network. The bank plans to open about 15 branches in 2006 and an additional 20 outlets each in 2007 and 2008.

Highlights 2005

Start of transformation programme. The key achievement of 2005 at Erste Bank Serbia was the launch of the transformation programme in September 2005. It concentrates on organisational restructuring, the appointment of key management personnel as well as on the upgrading of risk management, accounting and controlling policies to group standards. In addition Erste Bank's name and logo replaced the former Novosadska banka brand at the end of December when the first new branch in Belgrade was opened in the new design.

Outlook 2006

The focal point of 2006 will be the continued execution of the transformation programme. The emphasis will be on product redesign, improvements in process efficiency, increased training for the employees and upgrading of the IT infrastructure. As a result service quality for our customers should improve noticeably.

In addition, the planned expansion and refurbishment of the branch network as well as the launch of special business development initiatives in the retail mortgage lending area and special long term financing schemes for SME clients are expected to result in considerable growth of business volume.

Financial review

in EUR million	2005	2004*)
Pre-tax loss	8.8	
Net loss after taxes and minority interests	8.3	
Cost/income ratio in %	-	
Return on equity in %	-	

*) Segment contribution: no comparable figures for 2004.

In 2005, the net loss after taxes and minority interests totalled EUR 8.3 million, largely as a result of the EUR 5.8 million in restructuring costs booked in 2005. Loans and advances to customers increased by 26.6% to EUR 127 million. Following Erste Bank Serbia's consolidation within the Erste Bank Group, the bank's performance improved dramatically. From September through December 2005, retail loan volume grew by 41.4%, well above the market average of 29.2%. Erste Bank Serbia's performance in the corporates and SME segment was even better, with a 47.0% increase compared to only 15.7% for the market.

This spectacular volume growth was also reflected in net interest income, which rose by 132.9% from EUR 3.8 million to EUR 8.8 million. After factoring in restructuring costs, operating profit was up 94.1%. Excluding these costs, the increase would have exceeded 500%. Despite the booking of restructuring costs, the cost/income ratio remained unchanged from 2004.

INTERNATIONAL BUSINESS

Business profile. The International Business segment covers commercial lending to foreign banks, leasing companies and sovereign debtors, excluding treasury-related interbank business, of Erste Bank's branches in London, New York and Hong Kong as well as of Erste Bank Vienna and Erste Bank Malta.

Erste Bank's London Branch, with some 40 employees, is a wholesale banking operation with a service portfolio ranging from leveraged finance, asset backed securities, structured trade and commercial property to aircraft finance. The New York Branch is a US federally licensed wholesale banking operation. With about 30 employees and a USD 10 billion balance sheet, the branch operates via its lending and treasury profit centres. The Hong Kong Branch is Erste Bank's sole Asia Pacific point of representation. It employs some 20 staff and engages in regional wholesale lending and treasury trading.

BUSINESS REVIEW

Strategy. To achieve the greatest possible group-wide diversification of the credit portfolio and accompanying credit risk diversification, the activities of the international business are intended to balance out the loan books of the extended home market. The strategic focus remains the participation in primary market credit syndications as well as secondary market underwriting, but no direct client business.

Highlights 2005

New York exceeds budget targets. In comparison to 2004 the volume of commitments rose by 25% to EUR 1.8 billion; in contrast the size of the overall loan portfolio remained stable as a result of a moderate increase in corporate lending and a minor reduction in trade finance volumes. Operationally, the New York Branch also registered a very satisfactory development, as it exceeded budget by approximately 16%, achieved a fully-allocated return on capital in excess of 25% and cut general expenses by 5% while maintaining a stable headcount. Additionally, loan portfolio quality was further improved while enhancing portfolio liquidity and diversity, to the extent that no specific credit provisions were required during the year.

London Branch with low credit costs. Despite the upheaval and the big challenges in the airline industry and in aircraft finance, the branch has managed the existing portfolio well and incurred low credit expenses in 2005. In executing selected new leasing transactions, it benefited from the experience gained in the last business cycle. As for Western European acquisition finance, the market was somewhat sluggish in 2005. Overall, commitments rose from EUR 2.5 billion in 2004 to EUR 2.8 billion in 2005, or 11%. For 2006 the signs are for stronger growth, which should lead to an improved deal flow.

Hongkong outperforms targets. Notwithstanding continued pressure on lending margins and with the benefit of lower than planned credit costs, all 2005 financial targets were surpassed. 2005 loan volume, as measured by commitments, exceeded last year's level by 25% and reached EUR 2.3 billion, primarily as a result of increased lending to financial institutions. The focus continued to be on the maintenance of a high-grade portfolio of regional credit exposures principally to governments and their related entities, financial institutions, industry leading corporate entities engaged in staple industries and asset backed securities. The investment grade portion of the loan portfolio was maintained at 87%.

Vienna Profit Center. In spite of sizeable redemptions, the Vienna Profit Center has grown its commitments by EUR 1.9 billion or 25%, to a total exposure of EUR 9.5 billion. At the same time credit quality remained stable, with a share of assets rated investment grade of 86%. Some 96% was concentrated financial institutions and sovereign borrowers. The proportion of credit default swaps continued to grow and represented approximately one third of the portfolio at the end of 2005.

Outlook 2006

In 2006, we will continue to implement our conservative credit policy. We will pay close attention to the selection of transactions in light of the weak demand on the one hand and high liquidity on the other. As has been the case for many years, the capital efficiency of individual transactions will be among the top criteria in our credit decisions, given the implementation of Basle II. In order to overcome the expected pressure on margins, we plan to examine alternative investment opportunities to a greater extent.

Financial review

in EUR million	2005	2004
Pre-tax loss	158.5	120.4
Net loss after taxes and minority interests	113.2	93.6
Cost/income ratio in %	19.7	19.1
Return on equity in %	22.9	22.8

In 2005, net profit after taxes and minority interests advanced by a substantial 20.8%, or EUR 19.6 million, from EUR 93.6 million to EUR 113.2 million. This favourable earnings growth was primarily due to the increased lending volume in Vienna, while the foreign subsidiaries also contributed as a result of the decrease in risk provisions, which benefited from unexpectedly high loan recoveries as well as necessary releases of existing provisions. The cost/income ratio rose slightly from 19.1% to 19.7%, while the return on equity remained essentially unchanged at 22.9%.

Despite the expected narrowing of credit margins and restrained volume growth on account of unfavourable market conditions, net interest income increased by a slight 1.3%, or EUR 2.0 million, from EUR 150.8 million to EUR 152.7 million. In particular, the New York Branch's results were slightly below expectations on account of depressed secondary market activity, weak demand from Latin American banks and lower margins.

Net commission income posted a very satisfactory increase of 30.5%, or EUR 6.9 million, from EUR 22.5 million to EUR 29.4 million. This rise resulted from one-off gains in the area of securities transactions and increased volume, mainly in Hong Kong and Vienna. The net trading result contracted slightly by EUR 1.7 million.

General administrative expenses rose by 7.2%, or EUR 2.4 million, from EUR 33.4 million to EUR 35.8 million, driven by higher personnel costs and currency effects. The other operating result advanced sharply by EUR 7.7 million from a loss of EUR 5.7 million to a gain of EUR 2.0 million as a result of the decline in impairment charges on other financial assets.

CORPORATE CENTER

Business profile. The Corporate Centre segment encompasses those banking activities that do not qualify for direct allocation to business lines, including non-banking subsidiaries, e-business and subsidiaries that provide marketing, organisation, information technology and other support services. The Corporate Centre segment also includes intragroup profit and loss eliminations, which make line-item and period-to-period comparisons of the results of this segment not meaningful. By reporting the one-time effects of business disposals and expenses for group-wide projects in the Corporate Centre segment, we seek to improve the period-to-period comparability of the results of our core business segments.

BUSINESS REVIEW
Highlights 2005

Effective marketing. Last year, our marketing activities in Austria focused on wealth creation and estate transfer. Through our initiatives to sell securities based savings plans, we contributed to the increase in securities volume. The estate transfer theme continues to play a growing role in the light of demographic changes. Last year, we made further progress towards our goal of positioning ourselves as a long-term and forward looking partner for financial planning in the estate transfer area.

In Central and Eastern Europe, Erste Bank Hungary successfully borrowed from a current advertising concept in Slovakia. This represented a first use of major synergies and enabled us to repeat the success of the concept in Hungary. In Serbia, the decision was reached in October 2005 to re-brand Novosadska Banka under the Erste Bank Serbia name. In the Czech Republic, we finished integrating the marketing departments of the local bank subsidiaries into the marketing department of Česká spořitelna. This move generated significant synergies and further strengthened the Česká Spořitelna brand as the major distribution channel for products of the subsidiaries such as leasing, insurance and mortgage savings plans.

Increased use of electronic channels. In 2005, we also stepped up our efforts to shift standardised services towards complementary online distribution channels. In the retail banking segment, we saw an increase in the number of clients who registered for – and regularly used – netbanking, the online service of Erste Bank and the savings banks. Last year, the number of registered users at Erste Bank and the savings banks increased by 11% from 570 thousand to 633 thousand, while the use of netbanking by retail clients increased by a disproportionate 18.8% from 240 thousand to 285 thousand.

In 2006, the multichannel management activities will continue to focus on adapting the product range and service processes to online distribution channels and making them directly accessible in order to further improve and expand rapid and transparent processing. For retail banking clients, we will redouble our efforts to increase the use of direct access and online services. For our corporates and SME clients, we will continue to exploit all possibilities for shifting transaction services from paper-based to electronic payments.

Financial review

in EUR million	2005	2004
Pre-tax loss	73.4	53.0
Net loss after taxes and minority interests	81.1	86.9
Cost/income ratio in %	-	-
Return on equity in %	-	-

The trends for net commission income and general administrative expenses were largely determined by profit consolidation of bank support operations, as general administrative expenses rose in large part through capital expenditure for group-wide projects launched in 2004, reduced inter-company eliminations of group services for central European units and due diligence expenses. The deterioration in the other operating result was mainly due to the aforementioned non-recurring items assigned to the Corporate Center, in particular the proceeds from the sale of Investkredit in the fourth quarter of 2004 and gains on real estate disposals in the fourth quarter of 2005.

The major change in tax expense resulted from the non-recurring tax charge related to the write-down of deferred tax assets in the first quarter of 2004 as a result of the decrease in the Austrian corporation tax (KÖST) from 34% to 25% as of 1 January 2005.

"Life is upside down"

Last year was an eventful one for the Miklosova family. For Andrea and her husband Erik, an engineer, the birth of their son Filipko, as he is affectionately called by his parents, was clearly the most exciting development. Since then, the now five-month-old baby has become the centre of the family. Far less eventful but not insignificant was the purchase of a new car. Every day, Erik Miklos commutes for a solid hour to reach his job as an air traffic controller at the Bratislava airport. Flexibility is crucial, given the difficult environment in the Slovakian job market. Even though the economy grew by 5.7% last year and the unemployment rate fell from 18.1%, unemployment remains high at 16.4%. Therefore one thing is clear for the Miklosova family: they want to stay in their home town of Sala.

Erste Bank: "Ms. Miklosova, you have a family now. Your son Filip is several weeks old."
Andrea Miklosova: "And everything revolves around him! (laughs) Isn't he wonderful? We are so lucky!"
Erste Bank: "Will you now all move to Bratislava, Herr Miklos, so that you can spend more time with your family?"
Erik Miklos: "It is true that during the week I don't get much time to be with my family. But in any event, we plan to remain in Sala."
Andrea Miklosova: "We feel very good here. Moreover, we have our family and friends nearby. And that is also important for later, when I start working again."
Erste Bank: "How long is your commute each day?"
Erik Miklos: "About two-and-a-half hours. Sure, it's long. Therefore I bought a new car. That makes the daily commute somewhat easier. And every evening I am happy to be home. I am already curious to see when Filipko will really be able to greet me for the first time. For now he sleeps most of the time."
Andrea Miklosova: "Except at night!" (laughs)
Erste Bank: "With a child come many changes..."
Andrea Miklosova: "For sure! With our little Filipko, for example, we will soon need more room. Therefore we will build a new house here in Sala. It should be ready by the end of 2008 at the latest."
Erik Miklos: "Also, Andrea is on maternity leave."
Andrea Miklosova: "But as soon as little Filip is ready, I would definitely like to go back to work. After all, I have a degree in business management, and I would like to put it to use. In addition, I took out a loan in order to pay for the studies. I would like to pay that off as quickly as possible."
Erste Bank: "We wish you the best of luck in that endeavour. We would like to remain your trusted partner in the future."
Erik Miklos: "We will certainly take you up on that for our new house!"



Miklosova family, clients of Slovenská sporitel'ňa, Slovakia



Credit Risk Report

INTRODUCTION

The credit exposure corresponds to the total of the balance sheet items loans and advances to credit institutions and loans and advances to customers, all fixed-income securities (held in the trading book, other current assets or financial investments), off-balance sheet credit risks in the form of guarantees and letters of credit, and finally the investment portfolio of insurance company s Versicherung.

The Erste Bank Group's total credit exposure as of 31 December 2005 increased by 11.3%, or EUR 14.9 billion, relative to the previous year to reach EUR 146.9 billion. This increase broke down as follows: EUR 5.3 billion at Erste Bank AG (mainly interbank transactions and securities investments); EUR 5.8 billion at the subsidiaries in the central European core markets (growth in lending volume, in particular to private households); EUR 1.9 billion at the Haftungsverbund and independent savings banks (mainly growth in the retail lending business); EUR 1.1 billion at s Versicherung.

RISK CLASSES

The allocation of credit exposure into the following risk classes is based on internal client rating systems, which comprise five rating levels for private individuals and 14 rating levels for corporate clients. Credit exposure is divided into the following risk classes.

_Low risk: the borrower demonstrates a strong repayment capacity; new business generally involves clients in this risk class.

_Management attention: the borrower's financial situation is in effect good, but his repayment ability may be negatively affected by unfavourable economic conditions. New business with clients in this risk class requires adequate structuring of the credit risks, e.g. by way of collateral.

_Substandard: the borrower is vulnerable to negative financial and economic impacts; such loans are managed in specialised risk management departments.

_Non-performing: at least one of the default criteria under Basle II, e.g. total repayment unlikely, interest or principal payment more than 90 days past due, restructuring resulting in a loss to lender, realisation of a loan loss, or opening of bankruptcy proceedings.

CREDIT RISK REVIEW

Overall trend

The increase in overall credit exposure was limited to the two best risk classes (low risk and management attention). Credit exposure with high default risk posted significant declines, while the non-performing class contracted slightly.

Credit exposure by risk class in 2005 (in %)


2.6
Non-performing)
2.0
Substandard
10.0
Management attention
85.4
Low risk

Of Erste Bank Group's total credit exposure, 85.4% was concentrated on the best risk class and 10% on the second-best, while the relative shares of the two highest-risk classes contracted significantly.

Credit exposure by risk class – 2005 vs 2004

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec 2005	125,296	14,751	2,973	3,833	146,853
% of total	85.3	10.0	2.0	2.6	100.0
Risk provisions at 31 Dec 2005	106	152	514	2,115	2,886
% of exposure	0.1	1.0	17.3	55.2	2.0
Total exposure at 31 Dec 2004	112,235	12,406	3,473	3,879	131,993
% of total	85.0	9.4	2.6	2.9	100.0
Risk provisions at 31 Dec 2004	93	107	484	2,185	2,869
% of exposure	0.1	0.9	14.0	56.3	2.2
Change in total exposure in 2005	13,061	2,345	-500	-46	14,861
% change	11.6	18.9	-14.4	-1.2	11.3
Change in risk provisions in 2005	13	45	30	-71	17
% change	14.0	42.1	6.1	-3.2	0.6

Credit exposure by risk class/Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec 2005	51,651	10,672	2,305	2,932	67,559
% of total	76.5	15.8	3.4	4.3	100.0
Risk provisions at 31 Dec 2005	21	38	372	1,560	1,992
% of exposure	0.0	0.4	16.2	53.2	2.9
Total exposure at 31 Dec 2004	49,591	9,242	2,894	3,033	64,760
% of total	76.6	14.3	4.5	4.7	100.0
Risk provisions at 31 Dec 2004	12	20	391	1,577	2,001
% of exposure	0.0	0.2	13.5	52.0	3.1
Change in total exposure in 2005	2,060	1,430	-590	-102	2,799
% change	4.2	15.5	-20.4	-3.3	4.3
Change in risk provisions in 2005	9	18	-19	-17	-9
% change	74.2	87.1	-4.8	-1.1	-0.5

In Austria, total credit exposure rose by EUR 2.8 billion, or 4.3%, primarily as a result of increases in retail lending by the Haftungsverbund savings banks and investments by s Versicherung equalling EUR 1.1 billion. The bulk of the growth was recorded in the two best risk classes, as shown in the associated table.

Credit exposure by risk class/Outside Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec 2005	73,645	4,080	668	901	79,295
% of total	92.9	5.1	0.8	1.1	100.0
Risk provisions at 31 Dec 2005	84	114	142	555	894
% of exposure	0.1	2.8	21.2	61.5	1.1
Total exposure at 31 Dec 2004	62,644	3,164	578	846	67,233
% of total	93.2	4.7	0.9	1.3	100.0
Risk provisions at 31 Dec 2004	80	86	93	608	868
% of exposure	0.1	2.7	16.1	71.9	1.3
Change in total exposure in 2005	11,001	915	90	55	12,062
% change	17.6	28.9	15.6	6.6	17.9
Change in risk provisions in 2005	4	27	48	-54	26
% change	4.9	31.5	51.9	-8.8	3.0

Credit exposure outside Austria increased by nearly EUR 12.1 billion, or 17.9%. This increase was driven mainly by the interbank transactions and securities business of Erste Bank AG and the growth in lending volume in Central Europe. Here as well, as shown in the table above, the increase was almost entirely concentrated on the two best risk classes.

CREDIT RISK BY SECTOR

As in previous years, sector exposure was concentrated mainly in banking and insurance, private households and public administration. Combined, these sectors accounted for approximately two-thirds of total exposure. These sectors were followed by real estate and other business services, manufacturing and trade. With the exception of construction, all the other sectors accounted for less than 2.5% of the total. Thus once again the sector mix was balanced, with an appropriate degree of risk diversification.

The sector distribution at Group level is representative of most individual companies in Erste Bank Group. The Group is very much a retail bank, with a largely uniform risk structure. Any deviations from this pattern are found mainly at companies with specialised products, such as s Bausparkasse, s Wohnbaubank (real estate) and Immorent (leasing).

Credit risk by sector in 2005 (in %)


9.5
Others (under 2.5 %)
2.9
Construction
5.6
Trade
5.7
Manufacturing
9.5
Real estate and other business activities
14.8
Public administration
33.0
Banking and insurance
19.1
Private households

Credit risk by sector/Total

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	639	453	66	76	1,234
Mining	347	551	43	22	963
Manufacturing	5,859	1,547	517	457	8,379
Energy and water supply	1,134	259	30	11	1,435
Construction	2,846	913	213	301	4,274
Trade	5,186	1,942	564	483	8,175
Tourism	1,422	1,255	335	405	3,417
Transport and communication	1,942	612	196	184	2,933
Banking and insurance	47,514	799	66	40	48,419
Real estate and other business activities	9,414	3,707	374	524	14,019
Public administration	21,411	217	13	23	21,664
Healthcare and social services	678	412	31	44	1,166
Other services	1,137	581	105	140	1,964
Private households	25,063	1,442	418	1,111	28,033
Other	703	62	2	10	778
Total	**125,296**	**14,751**	**2,973**	**3,833**	**146,853**

Credit risk by sector/Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	305	391	50	55	802
Mining	80	293	35	16	424
Manufacturing	2,784	1,016	313	335	4,448
Energy and water supply	423	139	14	9	587
Construction	2,045	782	202	273	3,302
Trade	2,830	1,340	485	398	5,052
Tourism	878	1,027	308	336	2,549
Transport and communication	1,008	411	84	86	1,588
Banking and insurance	12,345	215	37	14	12,610
Real estate and other business activities	5,619	2,956	328	453	9,355
Public administration	5,846	57	7	3	5,912
Healthcare and social services	564	368	27	38	997
Other services	624	487	70	91	1,272
Private households	16,225	1,176	344	822	18,566
Other	76	14	1	4	95
Total	**51,651**	**10,672**	**2,305**	**2,932**	**67,559**

The EUR 2.8 billion increase in overall credit exposure in Austria resulted from a EUR 3.2 billion increase in the private household, banking and insurance and real estate and other business services sectors, which was partially offset by declining exposure in other sectors.

Credit risk by sector/Outside Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	334	62	16	21	433
Mining	267	257	8	7	539
Manufacturing	3,074	530	204	123	3,931
Energy and water supply	711	119	16	2	848
Construction	802	131	11	29	973
Trade	2,356	602	79	85	3,123
Tourism	545	228	26	69	868
Transport and communication	934	202	112	98	1,345
Banking and insurance	35,170	584	29	26	35,809
Real estate and other business activities	3,795	751	46	71	4,664
Public administration	15,566	161	6	20	15,752
Healthcare and social services	114	44	4	7	168
Other services	514	94	35	50	692
Private households	8,838	266	74	289	9,467
Other	628	48	2	6	683
Total	**73,645**	**4,080**	**668**	**901**	**79,295**

Outside Austria, the banking and insurance and public sectors accounted for EUR 6.3 billion of the overall EUR 12.1 billion increase in risk exposure. The private household sector's exposure also rose by a significant 47.0%, or EUR 3.0 billion. The growth in retail lending in Central Europe accounted for the bulk or EUR 2.5 billion of this increase.

In 2005, the non-Austrian share of risk exposure increased from 51% of the total to 54%. However, no significant change in Erste Bank Group's overall risk exposure resulted from this.

CREDIT RISK BY REGION

In the following table, credit exposure is broken down by the home country of the borrower; the distribution among the Erste Bank Group subsidiaries can be seen in the breakdown by segments.

The overall increase of EUR 14.9 billion broke down as follows: EUR 2.8 billion, or 19% in Austria, EUR 8.4 billion or 56% in the central European home markets EUR 2.8 billion or 19% in other EU and industrialised countries and EUR 0.9 billion or 6% in emerging markets.

Credit risk by region

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Core market	89,322	12,890	2,826	3,537	108,575
Austria	51,651	10,672	2,305	2,932	67,559
Croatia	4,090	516	143	136	4,885
Romania	253	17	1	0	271
Serbia	275	12	45	21	354
Slovakia	6,010	418	161	83	6,671
Slovenia	1,120	188	18	35	1,362
Czech Republic	18,014	432	87	197	18,730
Hungary	7,909	635	66	134	8,743
Other EU	24,059	852	73	198	25,182
Other industrialised countries	8,815	274	39	69	9,197
Emerging markets	3,101	736	34	28	3,899
Southeastern Europe / CIS	623	240	2	0	865
Asia	1,133	93	0	3	1,229
Latin America	757	65	31	2	855
Middle East / Africa	588	338	1	23	949
Total	**125,296**	**14,751**	**2,973**	**3,833**	**146,853**

The volume increase in Central Europe resulted from both organic growth at the subsidiary banks and increased cross-border lending, especially at Erste Bank AG. In the other EU and industrialised countries, interbank transaction volume increased.

Erste Bank Group's core markets and the European Union accounted for 91% of the Group's overall risk exposure.

Volume in the emerging markets increased by a total of EUR 0.9 billion but at 2.7% remained relatively insignificant.

Credit risk by region in 2005 (in %)


2.7
Emerging markets
6.3
Other industrialised countries
17.1
Other EU
27.9
Core market
Central Europe
46.0
Core market
Austria

CREDIT RISK BY SEGMENT

This section describes the composition of credit exposure based on reporting segments. Exposure is allocated based on the domicile of Group entities that carry the credit risk on their books.

Credit risk by segment

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure	Non-performing loans	Total risk provisions	NPL Coverage in%
Austria	75,544	12,267	2,431	3,275	93,517	3,275	2,168	66.2%
Central Europe	32,915	1,699	470	500	35,584	500	602	120.4%
International Business	16,439	784	72	58	17,353	58	116	199.8%
Corporate Center	397	1	0	0	398	0	0	
Total	**125,296**	**14,751**	**2,973**	**3,833**	**146,853**	**3,833**	**2,886**	**75.3%**

The differences in provisioning levels for the segments resulted from the risk situation in the respective markets, regulatory requirements and the local legal environment.

NON-PERFORMING LOANS (NPLs) AND RISK PROVISIONS

Credit assets are classified and reported as non-performing if one or more of the default criteria set out by Basle II are met. The NPL amounts presented here constitute gross volumes, meaning that collateral has not been deducted.

On average in the Group, risk provisions covered 75.3% of reported NPLs. As NPLs include secured outstandings, this level can be considered sufficient, especially when taking into account the actual loss experience given default. By adopting the Basle II definition of default in 2002, Erste Bank chose a conservative approach.

In 2005, NPL fell slightly by EUR 46 million, or 1.2%, to EUR 3,833 million. A slight increase in Central Europe related to the consolidation of Erste Bank Serbia was offset by declines in Austria and the international business. Meanwhile, risk provisions for NPLs rose to EUR 2,886 million (up EUR 17 million, or 0.6%), with in particular an increase in risk provisions in Central Europe as a result of the first-time inclusion of Erste Bank Serbia. This resulted in a 1.3 percentage point increase in NPL coverage through risk provisions versus last year.

CREDIT RISK SEGMENT REPORT

AUSTRIA

In 2005, Austria's stable but modest economic growth and higher energy prices caused many companies to implement capacity-adjustment, cost-reduction and productivity-enhancing programmes. Larger companies cleaned up their balance sheets, and demand for credit softened as margin pressures increased.

In 2005, Austria had 7,056 bankruptcies, up 11.7% from the previous year. The corresponding bankruptcy liabilities contracted by 4% to EUR 2.4 billion, however. Household bankruptcies rose by nearly 16% last year to reach 6,460. This development was instigated by improved debtor education and the economic environment. Further increases are expected for 2006.

Corporate bankruptcies in Austria in 2005

	2005	2004	Change
Total bankruptcies	7,056	6,318	+ 11.7%
Estimated bankruptcy liabilities in EUR	2.4 billion	2.5 billion	- 4.0%

Household bankruptcies in Austria in 2005

	2005	2004	Change
Total bankruptcies	6,460	5,573	+ 15.9%
Estimated bankruptcy liabilities in EUR	763 million	697 million	+ 9.5%

Sources: WIFO, KSV.

Savings Banks

In 2005, the risk exposure of the Haftungsverbund savings banks increased by EUR 1.6 billion, or 5.2%, to EUR 33.1 billion. Their share relative to the overall total contracted to 22.5% as a result of below-average growth. Non-performing loans contracted by 2.3%, and their share relative to the total loan volume for Haftungsverbund savings banks contracted slightly from 5.2% to 4.9% even as the cover ratio through provisions increased to 77.4%.

Foreign risk exposure increased from 11.3% to 13.3%, mainly in the core market. No major changes occurred in the sector distribution, with the exception of household exposure, which as a share of the overall total increased by 1.8 percentage points to 28.7%. Once again, private households and real estate represented the largest sectors.

Since the savings banks are regional institutions, credit growth varied according to local economic conditions. Retail lending tended to increase at a stronger rate than did corporate credit.

Retail and Mortgage

In 2005, the retail and mortgage credit exposure of Erste Bank and its subsidiaries assigned to this segment – notably Salzburger Sparkasse, Tiroler Sparkasse, s Bausparkasse, s Wohnbaubank and s Versicherung – increased by EUR 28.3 billion. Non-performing loan exposure decreased by 8.8% to EUR 1.0 billion.

Retail. Rating systems for retail clients are implemented comprehensively and effectively support risk mitigation.

The rating system implemented in late 2004 for small business and professional clients, which enables a rapid assessment of their risk situation and thereby the possibility to adopt early measures to avoid or minimise risk, is already providing initial results. Moreover, since the second half of 2005, clients in sectors with a higher default risk are subject to a special review procedure.

The risk management system will be further enhanced in 2006 through the scheduled launch of risk assessment software for new credit applications (credit analysis).

Mortgage. The satisfactory quality of the loan portfolio at all of Erste Bank's specialised mortgage financing units was managed successfully once again through the continued application of a conservative credit risk policy. Lending volumes increased by around 3%, with the low risk class continuing to account for a relatively high percentage of the overall total (75%). Management attention class exposure increased by around 18%, while the substandard and non-performing class exposures contracted by 14.5% and 5.1%, respectively.

The residential construction loan portfolio of s Bausparkasse der österreichischen Sparkassen AG, well secured through mortgages and broadly diversified throughout Austria, remained characterised by its traditional low default risk. s Wohnbaubank AG's lending situation is also noteworthy, with a well-structured portfolio that so far has remained free of default.

SME business. The successful completion of the restructuring started in 2003 yielded good results in the SME business unit in 2005. In that context, the volume of low risk credit exposure increased by 17.2%, while volumes in the management attention, substandard and non-performing classes decreased by 3.3%, 23.3% and 14.4%, respectively. With the addition of new clients and expansion of loans with lower default risk, overall credit volume increased by 2.1% relative to the previous year.

In 2005, the unsecured portion of loans was further reduced through successful maintenance of the business focus. This was achieved mainly through strict collateral requirements, risk-adjusted pricing and the selective addition of new clients.

In terms of sector distribution, lending was concentrated mainly on manufacturing, trade and other business services.

Large Corporates

In 2005, the risk exposure of the credit portfolio was further reduced. Volume in the substandard risk class contracted significantly by 66.3%, while the management attention and non-performing classes increased by only 5.5% and 2.0%, respectively.

In the area of property and project financing, lending volume increased by a slight 1.2% in 2005, while the portfolio's risk exposure and collateral coverage improved. Volume in the low risk class increased by around 47%, while volumes in the management attention, substandard and non-performing classes contracted by 10.7%, 86.7% and 12.7%, respectively.

No defaults were observed in this subsegment last year. The quality of the portfolio was further improved, and ample provisions have been established to cover the few remaining risks. In terms of the portfolio's sector composition, real estate and other business services accounted for some 71%, while tourism made up around 22%.

Trading and Investment Banking

In the treasury business (money market, derivatives business, securities business), Erste Bank assumes mainly partner risks with banks and sovereign borrowers, for which a limit is established and adjusted where necessary. To a limited extent, the treasury business assumes some corporates-related risks.

CENTRAL EUROPE

Česká spořitelna

The quality of overall loans to customers (EUR 9.8 billion) improved in relative terms. Despite the substantial lending volume growth in 2005, the relative share of non-performing loans – loans more than 90 days overdue – decreased from 1.8% to 1.6%. The overall volume of non-performing loans changed only slightly, rising from EUR 136 million to EUR 144 million.

Regarding the quality of individual client segments, the corporate and retail portfolios were marked by contrasting trends. The quality of corporate loans improved significantly due to a positive economic environment, which resulted in an extremely low level of defaults. The corporate portfolio still contains EUR 33 million in historical non-performing loans in the work-out stage.

While the retail segment lending portfolio continued to grow significantly in 2005, its share of non-performing loans remained stable at 2.3%. In absolute terms, they increased by EUR 26 million. This increase was driven almost solely by a new consumer lending product.

In 2005, the volume of loan loss reserves decreased from EUR 192 million to EUR 174 million mainly due to increased usage of existing reserves. Coverage of non-performing loans by total loan loss reserves decreased to 121% (compared with 141.4% at end-2004).

Slovenská sporitel'ňa

Loan loss provisioning and asset protection remained on a very comfortable level, the share of non-performing loans declined from 7% at end-December 2004 to 3.6% last year, with an adequate provision level of approximately 60%. Including collateral, NPL coverage remained at more than 90% on average. Due to the switch from the previous National Bank category to a new internal rating risk assessment and provisioning system (in accordance with IAS 39 requirements) the detailed provisioning figures for 2004 and 2005 are not directly comparable, but the total coverage remains comfortable.

Erste Bank Hungary

The general quality of the credit portfolio improved last year. In retail lending this was due to regular monitoring of non-performing loans, while in corporate lending this was due to the restructuring of the corporate work-out department and the establishment of an intensive care unit, which led to a recovery rate of nearly 90%.

In 2005, the non-performing loan volume decreased from 2.4% to 2.3% of total lending volume. Coverage of non-performing loans by specific provisions increased from 48.5% to 50.0%.

Erste Bank Croatia

Erste Bank Croatia posted positive trends in all parts of the portfolio in 2005.

With the exception banks and the public sector, the total exposure coverage through the overall risk provisions was permanently lowered thanks to a strong increase in the portfolio and good work-out collection. Their combined impact was a reduction in risk provisions.

In the area of corporate lending corporate work-out collection in the first quarter, resulted in a strong decrease in specific provisions. The risk distribution was positive throughout the year in both absolute and relative terms. The relative share of the low risk class increased from 77.5% to 80.6%, and portions of all other rating classes, especially non-performing loans, were permanently lowered.

Erste Bank Serbia

Erste Bank Serbia was consolidated into Erste Bank Group for the first time in 2005. The loan portfolio of EUR 149 million is small from a group perspective and it is 36.2% covered by risk provisions. In the usual integration project the risk management function will be upgraded to Erste Bank standards.

INTERNATIONAL BUSINESS

Credit risk developed favourably in the International Business segment. Thanks to the low level of new defaults, the volume of non-performing loans decreased. In contrast risk provisions decreased only slightly, resulting in a NPL coverage ratio of nearly 200%.

Financial Statements

Consolidated Financial Statements 2005 (IFRS)

I. Consolidated Income Statement of Erste Bank for the year ended 31 December 2005

in EUR thousand	Notes	2005	restated *) 2004
Interest and similar income		5,809,085	5,232,137
Interest paid and similar expenses		-3,014,857	-2,571,807
Net interest income	1	**2,794,228**	**2,660,330**
Risk provisions for loans and advances	2	-421,596	-406,185
Fee and commission income		1,545,213	1,358,449
Fee and commission expenses		-288,440	-223,060
Net commission income	3	**1,256,773**	**1,135,389**
Net trading result	4	241,705	216,481
General administrative expenses	5	-2,676,920	-2,594,938
Income from insurance business	6	36,663	36,860
Other operating result	7	-16,127	-51,343
Pre-tax profit for the year		**1,214,726**	**996,594**
Taxes on income	8	-299,977	-277,876
Profit for the year		**914,749**	**718,718**
Minority interests		-203,119	-197,869
Net profit after minority interests	9	**711,630**	**520,849**

*) restated to reflect the effects of applying amended IAS 32 and IAS 39 applied retroactively from 1.1.2005. Detailed explanations are given in Section C. Accounting policies, c) Effects of applying amended and new IFRS and/or IAS

Earnings per share

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all issued subscription and conversion rights were exercised.

		2005	restated 2004
Net profit after minority interests	in EUR thousand	711,630	520,849
Average number of shares outstanding *)	number	240,145,648	238,576,585
Earnings per share	**in EUR**	**2.96**	**2.18**
Diluted earnings per share	in EUR	2.95	2.16
Dividend per share	in EUR	0.55	0.50

*) including shares held by members of the Haftungsverbund

II. Consolidated Balance Sheet of Erste Bank at 31 December 2005

in EUR thousand	Notes	2005	restated *) 2004
ASSETS			
Cash and balances with central banks	10	2,728,439	2,722,931
Loans and advances to credit institutions	11	16,858,244	15,684,669
Loans and advances to customers	12	80,418,552	72,843,380
- Risk provisions for loans and advances	13	-2,816,668	-2,804,089
Trading assets	14	5,426,142	4,628,261
Fair value through profit or loss and available for sale	15	18,644,121	15,966,590
Financial investments	16, 17, 39	23,610,821	21,925,747
Intangible assets	17	1,910,901	1,823,409
Tangible assets	17	1,687,802	1,722,576
Other assets	18,19	4,191,920	5,298,445
Total assets		**152,660,274**	**139,811,919**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Amounts owed to credit institutions	20	33,911,518	28,551,355
Amounts owed to customers	21	72,792,861	68,212,546
Debts evidenced by certificates	22	21,291,373	19,710,141
Provisions	23	8,634,695	7,500,472
Other liabilities	24	5,278,847	6,178,548
Subordinated capital	25	4,289,826	3,705,520
Total equity		6,461,154	5,953,337
thereof shareholders' equity	26	4,129,431	3,423,906
thereof minority interests		2,331,723	2,529,431
Total liabilities and shareholders' equity		**152,660,274**	**139,811,919**

*) restated to reflect the effects of applying amended IAS 32 and IAS 39 applied retroactively from 1.1.2005. Detailed explanations are given in Section C. Accounting policies, c) Effects of applying amended and new IFRS and/or IAS

III. Consolidated Statement of Changes in Total Equity

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings	Shareholders' equity	Minority interests	Total equity 2005	Total equity restated 2004
Equity at 31 December previous year	**483**	**1,429**	**1,512**	**3,424**	**2,529**	**5,953**	**5,174**
Currency translation	-	-	92	92	9	101	126
Changes in own shares	-	-	38	38	-	38	-27
thereof shares acquired	-	-	-613	-613	-	-613	-632
thereof shares sold	-	-	634	634	-	634	591
thereof result	-	-	17	17	-	17	14
Dividends	-	-	-120	-120	-107	-227	-197
Capital increases	3	35	-	38 [1]	-	38	31
Profit for the year	-	-	712	712	203	915	719
Other changes	-	-	-55	-55	-302	-357	127
thereof cash flow hedge	-	-	-38	-38	-8	-46	2
thereof available for sale	-	-	-34	-34	11	-23	141
thereof deferred taxes	-	-	17	17	-	17	-35
thereof change of interests in subsidiaries	-	-	-	-	-305	-305	18
thereof other	-	-	-	-	-	-	1
Equity at 31 December	**486**	**1,464**	**2,179**	**4,129**	**2,332**	**6,461**	**5,953**
Cash flow hedge reserve at 31 December				-	8	8	54
Available for sale reserve at 31 December				145	261	406	429
Deferred tax reserve at 31 December				-35	-66	-101	-118

[1] Capital increase from ESOP (Employee Stock Ownership Programme) and MSOP (Management Stock Option Programme).

Changes in number of shares (see also Note 26)

in units	Shares 2005	Shares 2004
Shares outstanding at 1 January	**226,006,062**	**225,138,004**
Acquisition of own shares	-14,890,707	-13,195,346
Disposal of own shares	15,643,831	12,395,744
Capital increase due to ESOP and MSOP	1,740,708	1,667,660
Shares outstanding at 31 December	**228,499,894**	**226,006,062**
Own shares *)	14,683,706	15,436,830
Number of shares at 31 December	**243,183,600**	**241,442,892**
Average number of shares outstanding	240,145,648	238,576,585

*) including shares held by members of the Haftungsverbund

IV. Cash Flow Statement

in EUR million	2005	restated 2004
Profit for the year	**915**	**719**
Non-cash adjustments for items in net profit		
Depreciation, amortisation, revaluation of tangible assets, financial investments as well as available for sale and fair value through profit or loss	355	342
Allocation/release of provisions (including risk provisions)	519	463
Profits from the sale of financial investments and tangible assets	-52	-105
Other adjustments	-270	-68
Changes in assets and liabilities from operating activities after adjustment for non-cash components		
Loans and advances to credit institutions	-1,155	-2,407
Loans and advances to customers	-7,552	-5,008
Trading assets	-798	631
Fair value through profit or loss and available for sale	-2,666	-2,727
Other assets from operating activities	703	-610
Amounts owed to credit institutions	5,338	2,901
Amounts owed to customers	4,509	3,374
Debts evidenced by certificates	1,688	2,927
Other liabilities from operating activities	146	1,625
Cash flow from operating activities	**1,680**	**2,057**
Proceeds from the disposal of		
Financial investments	3,770	7,435
Fixed assets	228	257
Payments for the acquisition of		
Financial investments	-5,456	-8,676
Fixed assets	-462	-443
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	-188	-72
Cash flow from investing activities	**-2,108**	**-1,499**
Capital increases	38	31
Dividends paid	-120	-90
Other financing activities (mainly changes of subordinated capital)	477	-367
Cash flow from financing activities	**395**	**-426**
Cash and cash equivalents*) at beginning of period	**2,723**	**2,549**
Cash flow from operating activities	1,680	2,057
Cash flow from investing activities	-2,108	-1,499
Cash flow from financing activities	395	-426
Effect of currency translation	38	42
Cash and cash equivalents*) at end of period	**2,728**	**2,723**
Payments for taxes, interest and dividends	**2,490**	**2,522**
Payments for taxes on income	-304	-138
Interest and dividends received	5,809	5,232
Interest paid	-3,015	-2,572

*) *Cash and cash equivalents are equal to cash and balances with central banks*

Cash flow from acquisition of subsidiaries

in EUR million	Erste Bank Novi Sad	SLSP	Total
Shares purchased	**95.58%**		
Successive share purchase		**19.99%**	
Cash and cash equivalents	28		
Loans and advances to credit institutions and customers	117		
- Risk provisions for loans and advances	-49		
Available for sale and assets through profit or loss	1		
Financial investments	5		
Other assets	12		
Amounts owed to credit institutions and customers	93		
Other liabilities	2		
Total equity	19	-	-
Shares purchased	95.58%	19.99%	-
Erste Bank's stake of total equity	18	92	110
Goodwill			106
Purchase price			216
Cash and cash equivalents			-28
Cash flow for acquiring companies net of cash and cash equivalents acquired			**188**

During the reporting period, Erste Bank acquired 95.58% of Novosadska Banka a.d. (now Erste Bank a.d. Novi Sad) and the residual 19.99% of Slovenská sporiteľňa a.s. (SLSP).

V. Notes to the Consolidated Financial Statements of the Erste Bank Group

A. GENERAL INFORMATION

Erste Bank der oesterreichischen Sparkassen AG is Austria's oldest savings bank and the largest wholly privately-owned Austrian credit institution listed on the Vienna stock exchange. Since October 2002 it is also quoted on the Prague stock exchange. Erste Bank's registered office is located at Graben 21, 1010 Vienna, Austria.

The Erste Bank Group offers a complete selection of banking and financial services, such as saving, asset management (including investment funds), lending and mortgage business, investment banking, securities and derivatives trading, portfolio management, project financing, foreign trade financing, corporate finance, capital market and money market services, foreign exchange trading, leasing, factoring and insurance.

Unless otherwise indicated, all amounts are stated in millions of euros. Rounding differences may occur in the accompanying tables.

B. ACQUISITIONS

On 10 January 2005, Erste Bank acquired 19.99% (1,274,204 shares) of Slovenská sporiteľňa a.s. Erste Bank therefore owns 100% of the shares in Slovenská sporiteľňa a.s. The purchase price including additional costs for the 19.99% holding totalled approximately SKK 4,970.4 million (EUR 128.3 million), and a goodwill of SKK 1,415.2 million (EUR 36.5 million) was recognised at acquisition date.

On 15 July 2005, a purchase contract was signed for the acquisition of an 83.3% holding in Erste Bank a.d. Novi Sad (previously Novosadska banka a.d.) from the Republic of Serbia. The transaction was completed on 9 August 2005. Erste Bank sent ordinary shareholders a binding takeover offer for the remaining shares in diversified holdings. The deadline for the binding takeover offer ended on 7 November 2005.

This takeover offer allowed Erste Bank to increase its holding in Erste Bank a.d. Novi Sad by a further 12.3% to 95.6%. The purchase price including additional costs totalled approximately CSD 7,366.9 million (EUR 87.2 million), and a goodwill of CSD 5,875.1 million (EUR 69.6 million) was recognised at acquisition date. Intangible assets for customer relations are not important enough to warrant being reported separately and are included in general goodwill.

Shareholdings in significant companies and their representation in the consolidated financial statements are detailed in Note 39.

C. ACCOUNTING PRINCIPLES

The Consolidated Financial Statements of Erste Bank for the 2005 financial year and the comparable data for 2004 were prepared in compliance with the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) formerly Standing Interpretations Committee (SIC), thus satisfying the prerequisites set forth in Section 245a Austrian Commercial Code and Section 59a Austrian Banking Act. The standards were applied in accordance with the corresponding regulations of the European Union.

The comparable data for 2004 were restated on the basis of the amended IAS 32 and IAS 39 standards which were binding as of 1.1.2005, but which were applied retrospectively. This means that the values for 2004 have been presented as if the amended version of these standards had always been applied. Detailed explanations of how the comparable data were restated are given in Section c) Effects of applying amended and new IFRS and/or IAS.

a) CONSOLIDATION METHODS

All significant subsidiaries directly or indirectly controlled by Erste Bank AG have been fully consolidated in the Financial Statements. The fully consolidated subsidiaries are included in the Consolidated Financial Statements on the basis of their annual accounts as of 31 December 2005.

Erste Bank is a member of the Haftungsverbund Agreement of the savings bank group. This Haftungsverbund was established in 2001 and took effect on 1 January 2002. At the balance sheet date almost all of Austria's savings banks belong to this system.

The provisions of the Haftungsverbund Agreement are implemented by a Steering Company (s Haftungs- und Kundenabsicherungs GmbH). Erste Bank AG directly always holds at least 51% of the share capital of the Steering Company. Two of the four members of the Steering Company's management, including the CEO, who has the casting vote, are appointed by Erste Bank AG. The Steering Company is vested with the power to monitor the common risk policies of its members. As well, if a member encounters serious difficulties – this can be discerned from the specific indicator data that is continually generated – the Steering Company has the mandate to provide the support measures described later in this section and/or to intervene as required in the business management of the affected member savings bank. The Erste Bank AG owns a controlling interest in the Steering Company and can therefore exercise control over the members of the Haftungsverbund; hence, in accordance with IFRS, all members of the Haftungsverbund have been fully consolidated since 1 January 2002.

Significant equity interests over which Erste Bank AG exercises a controlling influence (associates) are accounted for at equity. As a rule, a controlling influence is gained from a holding of between 20 and 50 per cent. Jointly controlled companies are also accounted for at equity (IAS 31.38). Companies accounted for using the equity method were by the majority included on the basis of their annual accounts as of 31 December 2005.

Subsidiaries whose overall influence on the Group's financial position and results of operations is of minor importance were not consolidated.

Other equity investments are reported at fair value. If fair value cannot be reliably measured, these investments are reported at cost. In the event of impairment, impairment losses are recognised.

Business combinations are accounted for using purchase accounting, by offsetting the acquisition cost against the parent company's identifiable share of assets and liabilities. The subsidiary's assets and liabilities are reported at their individual fair values at the acquisition date. The difference between acquisition costs and net assets at fair value has been capitalised as goodwill since 1 January 1995 and is subject, as required under IFRS 3 (Business Combinations), in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), to an annual impairment review.

Minority interests are established on the basis of assets and liabilities at fair value.

Any significant intercompany balances, intercompany income and expenses and intercompany profits and losses are eliminated.

b) ACCOUNTING AND MEASUREMENT METHODS

Regular way (spot) purchases and sales of financial investments are reported on the trade date.

Currency translation

Assets and liabilities stated in foreign currencies and outstanding foreign-currency spot transactions are translated at ECB reference rates; outstanding forward exchange contracts are translated at the forward rate of the balance sheet date.

In translating the financial statements of foreign subsidiaries reporting in foreign currencies, the ECB reference rate of exchange on the balance sheet date is used for the balance sheet and the annual average rate is used for the income statement. Translation gains and losses as a result of the consolidation of foreign subsidiaries are offset against retained earnings.

Net interest income

Interest and similar income mainly includes interest income in the narrow sense on loans and advances to credit institutions and customers and from fixed-interest securities. Current income from shares and other variable-yield securities (especially dividends), income from other investments and on investments accounted for at equity as well as income from property used by outside parties and similar income calculated as interest are also reported under interest and similar income.

Interest paid and similar expenses mainly include interest paid on accounts payable to credit institutions and customers and on debts evidenced by certificates and subordinated capital (including hybrid capital).

Net interest income also includes periodic write-downs and write-ups of securities classified as held to maturity (see notes on financial investments) or available for sale (see notes on fair value through profit or loss and available for sale) and income and expenditure from the amortisation of premiums and discounts.

Interest received – and interest paid – is accrued to the corresponding period and only reported if there appears to be little risk of default.

Risk provisions for loans and advances

This position is used to report provisions set up for credit losses on on-balance-sheet and off-balance-sheet transactions. This item also reflects amounts released from impairment losses on loans and advances together with amounts from direct write-offs of loans and advances and income from loans and advances written off.

Allocations to and releases of provisions for suspended interest are reported under net interest income rather than under risk provisions for loans and advances.

Amounts allocated to and released from risk provisions not assigned to the lending business are reported in other operating result.

Net commission income

Net commission income consists of fees and commissions on services provided, accrued to the reporting period. It mainly includes fees and commissions from payment transfers, securities transactions and lending business as well as from insurance business, mortgage brokerage and foreign exchange transactions.

Net trading result

Net trading result includes all results from securities, derivatives and currencies assigned to the trading portfolio. These include both realised and unrealised profits from the measurement at fair value as well as interest and dividend income from trading portfolios and refinancing costs for trading.

General administrative expenses

General administrative expenses are accrued to the reporting period and include personnel and other administrative expenses, as well as depreciation and amortisation (excluding any impairment of goodwill).

Personnel expenses include wages and salaries, bonuses, statutory and voluntary social security contributions, staff-related taxes and expenditure (including changes in provisions) for severance payments and pensions.

Other administrative expenses include IT expenses, expenses for office space, office operating expenses, advertising and marketing, the cost of legal and other consultants as well as other sundry administrative expenses

Income from insurance business

Income from insurance business captures all revenues and expenses derived from the insurance companies, other than commission income from the sale of insurance products, which is included in net commission income.

Income includes premiums earned net of ceded business, investment income from underwriting business and unrealised profit from investments for unit-linked life insurance.

Expenses include claims incurred, changes in underwriting provisions, expenses for profit participation, investment and interest result and all operating expenses of the insurance business.

Other operating result

Other operating result reflects all other income and related expenses for transactions that are not part of Erste Bank Group's ordinary activities. It includes, in particular, income and expenses from securities assigned to the held to maturity portfolio (see notes on financial investments), results from sale of securities held as available for sale (see notes on fair value through profit or loss and available for sale), results from measurement/sale of securities assigned to the fair value portfolio (see notes on fair value through profit or loss and available for sale), impairment losses and results from sales of real estate as well as results from measurement and sale of investments and shares in unconsolidated subsidiaries. In addition to expenditure from other taxes, goodwill impairment charges, expenditure from deposit guarantee payments, income from the release of and expenditure from allocations to other provisions are also reported under this item.

Loans and advances

Loans and advances to credit institutions and customers are reported at amortised cost. Credit losses which were not provided for are directly written off in this item.

Impairment of credit assets is disclosed as risk provisions for loans and advances on the face of the balance sheet. Premiums and discounts are reported on an accrual basis under other assets or other liabilities.

Interest receivable is not recognised as revenue in the income statement if, regardless of any legal claims, it is very unlikely to be collected.

Also securities that do not have a quoted market price in an active market are reported under loans and advances.

Risk provisions for loans and advances

The special risks inherent in the banking business are taken into account by forming adequate risk provisions for loans and advances and provisions for off-balance-sheet transactions. These provisions are made using the same measurement methods throughout the Group and reflect any collateral present.

Risk provisions for loans and advances include individually assessed risk provisions for loans and advances, for which objective evidence of impairment exists. In addition, risk provisions for loans and advances also include collectively assessed risk provisions for individually significant loans and advances for which impairment losses have been incurred but not detected as well as collectively assessed risk provisions for loans and advances that are not individually significant.

The total amount of risk provisions for loans and advances, in as much as it relates to on-balance-sheet assets, is reported on the face of the balance sheet under assets as a line item deduction below loans and advances to credit institutions and loans and advances to customers. The risk provisions for off-balance-sheet transactions (particularly warranties and guarantees as well as other lending commitments) are included in the separate item provisions.

Trading assets/liabilities

Securities, derivatives and other financial instruments held for trading purposes are reported on the balance sheet at their fair values on the balance sheet date. Negative market values are reported on the balance sheet under other liabilities. Listed products are measured at quoted stock exchange prices. The market values of non-listed products are measured using the net present value method or using suitable valuation models.

Fair value through profit or loss and available for sale

Securities which, under the Group's internal guidelines, are assigned neither to the trading portfolio nor to financial investments, are reported at fair value under fair value through profit or loss and available for sale. This item includes the fair value portfolio and the available for sale portfolio (afs portfolio). Securities which upon initial recognition are designated to be measured at fair value, with changes in fair value recognised in profit or loss (fair value option) are reported in the fair value portfolio. Securities reported in the afs portfolio are measured at fair value with changes in fair value recognised directly in equity until the securities are derecognised. Impairment losses of securities classified as available for sale are recognised in profit or loss.

Gains and losses on securities reported under the item fair value through profit or loss and available for sale are included in other operating result, except for changes in fair value of securities classified as available for sale recognised directly in equity.

Financial investments

This item includes, among other assets, bonds intended to be held over the long term and/or to maturity and other fixed-income and variable-yield securities, provided they have a fixed maturity. These financial investments are assigned to the held to maturity portfolio (htm portfolio). Financial investments also include investments in associates and other companies and ownership rights in non-consolidated companies, investments of insurance companies and property intended primarily for leasing to outside parties.

Investments in associates are accounted for using the equity method.

Investments of insurance companies are reported as a separate item. They include land and buildings, investments in associates and other companies, mortgage receivables, securities and prepayments on insurance contracts. Investments of insurance companies are measured in accordance with the standards applicable at the time.

Financial investments intended for leasing to outside parties are reported at amortised cost (less accumulated depreciation in the case of property leased out under an operating lease) using the cost model permitted by IAS 40. In the case of impairment, impairment losses are recognised as required. If the reasons which led to the impairment cease to apply, the previously recognised impairment loss is reversed to no more than the amortised cost.

Intangible assets

Intangible assets consist mainly of goodwill resulting from acquisitions and software.

According to IFRS 3 (in conjunction with IAS 36 and IAS 38), an annual impairment test is carried out for all cash-generating units (CGUs) to review the value of existing goodwill. The CGU is the smallest identifiable group of assets that generates cash inflows from continuing use, and that are largely independent of the cash inflows from other assets or group of assets. In the Erste Bank Group, all business segments according to the segment reporting in the financial statements are defined as CGUs. Investments included in individual business segments are considered as independent CGU.

The impairment test is to be performed for all CGUs to which goodwill is allocated. It is assumed for all other CGUs that any impairment in assets is taken into account on the basis of individual asset valuations. The calculation of the expected cash flows is based on the normalised projected earnings of the CGU (or of the individual company in the case of minority-owned entities). As a rule, the basis for the normalised projected earnings is the reported pre-tax profit before minority interests in local currency before deduction of consolidation items and before account is taken of the CGU financing costs.

To determine future cash flows, the projected normalised IFRS-based pre-tax profit is translated into EUR at the average exchange rates used in the forecast and discounted to present value at a pre-tax discount rate. The forecast period is usually 3 to 5 years, but may be longer if warranted under exceptional circumstances.

The discount rate usually used is the moving three-year average of the five-year swap rate (risk-free rate) in local currency, provided the forecast is also in local currency; otherwise the forecast currency is applied. Additional risk premiums do not reflect risks for which future cash flows have been adjusted. The discount rate used is pre-tax.

Based on the above parameters, the CGU's value in use is calculated in EUR each December. Where available, the fair value less costs to sell of the CGU is determined based on recent transactions, stock exchange listings, appraisals etc. The higher of value in use and fair value less costs to sell is the recoverable amount.

The subsidiary's proportionate or full recoverable amount (calculated as indicated above) is compared, respectively, to the sum of proportionate or full equity in the subsidiary, including goodwill. If the proportionate or full recoverable amount is less than the proportionate or full equity plus goodwill, the difference is recognised as impairment loss in the following order. First, the carrying amount of goodwill allocated to the CGU is reduced and then, if necessary, the carrying amounts of the other assets of the CGU are reduced, though not to an amount below their fair values. There is no need to recognise an impairment loss if the proportionate or full recoverable amount of the CGU is higher than or equal to proportionate or full equity plus goodwill. Once recognised, an impairment loss for goodwill cannot be reversed in later periods.

Software produced internally is recognised as an asset if the future economic benefits associated with the software are likely to flow to the Group and the cost can be reliably determined. Such software is amortised over the estimated useful life, which is generally deemed to be four to six years, the same range is assumed for acquired software.

In the event of impairment, impairment losses are recognised.

Tangible assets

Tangible assets – land and buildings, office furniture and equipment – are measured at cost, less depreciation (corresponding to their estimated useful life) and impairment losses.

The assumed useful lives of tangible assets are presented in the table below:

	Useful life in years
Buildings	25–50
Office furniture and equipment	5–20
Computer hardware	4–5

Leasing

The leasing agreements in force in the Erste Bank Group almost exclusively represent finance leases, defined as leases in which all of the risks and rewards associated with the leased asset are transferred to the lessee. Pursuant to IAS 17, the lessor reports a receivable from the lessee amounting to the present value of the contractually agreed payments and taking into account any residual value.

In the case of operating leases (defined as leases where the risks and rewards of ownership remain with the lessor), the leased asset is reported by the lessor under financial investments and depreciated in accordance with the principles applicable to the type of fixed assets involved.

Liabilities

Liabilities are stated at their redemption value or par value, except for those which are measured at fair value through profit or loss. Zero coupon bonds and similar liabilities are reported at their present value.

Provisions

In compliance with IAS 19 (Employee Benefits), long-term employee provisions (obligations for pensions as well as for severance payments and jubilee benefits) are determined using the projected unit credit method. Pension provisions pertain only to employees already in retirement, as pension obligations for active staff were transferred to retirement funds in previous years.

Future obligations are determined based on actuarial expert opinions. The calculation takes into account not only those pension payments and vested rights to future pension payments known at the balance sheet date, but also anticipates future rates of increase in salaries and pensions.

The most important assumptions used for the actuarial computation of pension obligations are an annual discount rate (long-term capital market interest rate) of 5.5% and an anticipated statutory increase in pension benefits of 1.5% per year.

Obligations for severance payments and jubilee benefits are also calculated based on an annual discount rate of 5.5% and an average annual increase in salary of 3.8%. The assumed retirement age is 60 years for women and 65 for men.

Long-term employee provisions (obligations for pensions as well as for severance payments and jubilee benefits) were calculated in accordance with mortality tables ("AVÖ 1999 P – Rechnungsgrundlagen für die Pensionsversicherung" by Pagler & Pagler).

In the Erste Bank Group, actuarial gains and losses in connection with pension obligations are dealt with using the corridor method in accordance with IAS 19.92. According to this method, actuarial gains and losses are recognised in profit or loss if accumulated actuarial gains and losses exceed a corridor of 10% of the present value of the pension obligation, whereas profit or loss is affected only from the year following the year in which the corridor was exceeded. Actuarial gains and losses resulting from obligations for severance payments and jubilee benefits are recognised in profit or loss immediately.

Other provisions are made for contingent liabilities to outside parties in the amount of the expected utilisation of benefits. Underwriting provisions are also reported under other provisions.

Share-based payments

The Erste Bank Group grants employees and managers shares and share options in return for their services under an employee stock ownership programme and a management stock option programme. These share-based payments are recognised and measured in accordance with IFRS 2 (Share-based payment). Shares and share options granted under the employee stock ownership programme (ESOP) and the management stock option programme (MSOP) in 2004 and 2005 are measured at fair value at grant date. Any expense incurred in granting stock privileges (difference between issue price and market value) under the ESOP is recognised immediately in profit or loss under personnel expenses. Any expense that results from the grant of an option under the MSOP is expensed over the vesting period (period between grant date and first exercise date) and reported under personnel expenses.

Taxes on income

Income tax assets and liabilities are reported under other assets or other provisions. Current tax assets and liabilities are recognised at the tax rates at which the taxes are expected to be paid to or credited by the tax authorities concerned.

In measuring deferred taxes, the balance sheet liability method is used for temporary differences. Under this method the carrying amounts are compared with the tax base of the respective Group company. Differences between these amounts represent temporary differences for which deferred tax assets or deferred tax liabilities are recognised regardless of when such differences cease to exist. The deferred taxes for the individual Group companies are measured at the local future tax rates that are expected to be applied. The deferred tax assets and deferred tax liabilities of any one company are netted only if the taxes on income are levied by the same tax authority.

Deferred tax assets for unused tax losses are recognised if it is likely that the entity will generate corresponding amounts of taxable profits in future periods. Deferred taxes are not discounted.

c) EFFECTS OF APPLYING AMENDED AND NEW IFRS AND/OR IAS

Under new standards that took effect in the year under report, accounting policies changed materially in the following areas in particular:

IFRS 4 (Insurance Contracts) was published in March 2004 and applies to annual periods beginning on or after 1 January 2005. IFRS 4 applies to the accounting of insurance contracts, including reinsurance contracts, and financial instruments issued with a discretionary participation feature. Under this standard, insurance liabilities are reported using local accounting policies, provided the contract satisfies the definition of an insurance contract laid down in IFRS 4. No explicit guideline is given for the accounting of insurance companies. This means that there are no special requirements for the recognition and measurement of investments held by insurance companies. Investments of insurance companies are recognised and measured on the basis of the generally applicable standards.

On 17 December 2003, the IASB published the newly revised IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement). In December 2004, a revised version of IAS 39 was adopted. These revised versions must be applied to annual periods beginning on or after 1 January 2005. As required by the transition provisions in the standards, and in the interest of enhanced comparability and transparency, Erste Bank has restated its consolidated financial statements for the 2004 financial year.

For the Erste Bank Group, these adjustments mainly affect the presentation of own issues repurchased and of hybrid capital as well as the securities business and the valuation of lendings and borrowings.

According to IAS 32 and IAS 39 own issues repurchased should be offset against debts evidenced by certificates or subordinated capital. The difference between the carrying amount extinguished and the consideration paid is recognised in profit or loss (IAS 39.41). In addition, with the application of the revised IAS 32, which explains in more detail the critical features in differentiating a financial liability from an equity instrument, hybrid capital issued by the Erste Bank Group was reallocated from minority interest to subordinated capital. However, this change in disclosure does not affect Erste Bank Group's qualifying capital since to the Austrial Banking Act this hybrid capital is part of the core capital.

Due to the revised IAS 32, EUR 711 million were reallocated retrospectively from minority interest to subordinated capital at 31 December 2004 (1 January 2004: EUR 605 million).

According to amended IAS 39, any gains or losses arising from a change in the fair value of securities categorised as available for sale are no longer charged to the income statement as previously done in Erste Bank, but are recognised directly in equity until their sale or repayment. Furthermore it is possible under the newly defined category of financial instruments (fair value through profit or loss or fair value portfolio) to measure certain securities at fair value through profit or loss by designating them accordingly on initial recognition. In addition, under the revised IAS 39, the original issue of loans and receivables is no longer a precondition to their being classified as such by the acquirer. Therefore securities bought on the secondary market may be included under loans and advances to credit institutions and customers, provided they are not traded on an active market. As regards lending valuations, the revised IAS 39 now requires an impairment testing to be carried out at portfolio level.

As a result of the application of the revised IAS 39 total equity at 31 December 2004 after deferred taxes increased by EUR 189 million (1 January 2004: EUR 109 million), with own shareholders' equity accounting for EUR 77 million (1 January 2004: EUR 35 million) and minority interests accounting for EUR 112 million (1.1.2004: EUR 74 million). Net profit after taxes and minority interests for 2004 decreased by EUR 23.7 million from EUR 544.5 million to EUR 520.8 million.

D. NOTES TO THE CONSOLIDATED INCOME STATEMENT AND THE CONSOLIDATED BALANCE SHEET OF ERSTE BANK

1) Net interest income

in EUR million	2005	restated 2004
Interest income from		
Lending and money market transactions with credit institutions	796.1	588.1
Lending and money market transactions with customers	3,311.3	3,009.2
Fixed-income securities	1,315.1	1,269.2
Other interest and similar income	81.4	86.5
Current income from		
Shares and other variable-yield securities	187.8	173.9
Investments in		
non-consolidated subsidiaries	10.8	9.2
associates accounted for at equity	24.8	13.7
other investments	11.2	13.5
Property used by outside parties	70.6	68.8
Total interest and similar income	**5,809.1**	**5,232.1**
Interest expenses for		
Amounts owed to credit institutions	-858.2	-494.7
Amounts owed to customers	-1,183.9	-1,208.2
Debts evidenced by certificates	-721.9	-611.1
Subordinated capital	-249.1	-251.3
Other	-1.8	-6.5
Total interest and similar expenses	**-3,014.9**	**-2,571.8**
Total	**2,794.2**	**2,660.3**

Net interest income includes the net interest income of EUR 155.1 million (2004: EUR 137.3 million) from finance leases.

2) Risk provisions for loans and advances

in EUR million	2005	restated 2004
Allocation to risk provisions for loans and advances	-979.3	-857.3
Release of risk provisions for loans and advances	595.8	497.0
Direct write-offs of loans and advances	-74.7	-61.2
Amounts received against written-off loans and advances	36.6	15.3
Total	**-421.6**	**-406.2**

3) Net commission income

in EUR million	2005	restated 2004
Lending business	178.8	178.7
Payment transfers	485.7	443.7
Securities transactions	391.9	303.1
thereof: investment fund transactions	182.5	133.6
custodial fees	45.0	44.9
brokerage	164.4	124.6
Insurance business	69.2	61.6
Building society brokerage	32.8	35.9
Foreign exchange transactions	38.2	40.9
Other	60.2	71.5
Total	**1,256.8**	**1,135.4**

4) Net trading result

in EUR million	2005	restated 2004
Securities and derivatives trading	96.6	89.9
Foreign exchange transactions	145.1	126.6
Total	**241.7**	**216.5**

5) General administrative expenses

in EUR million	2005	restated 2004
Personnel expenses	-1,583.4	-1,482.4
Other administrative expenses	-759.0	-772.2
Depreciation and amortisation	-334.5	-340.3
Total	**-2,676.9**	**-2,594.9**

Personnel expenses

in EUR million	2005	restated 2004
Wages and salaries	-1,164.0	-1,080.9
Compulsory social security contributions	-307.9	-294.7
Long-term employee provisions	-82.0	-87.0
Other personnel expenses	-29.5	-19.8
Total	**-1,583.4**	**-1,482.4**

Average number of employees on payroll during the financial year (in full-time equivalents)

	2005	restated 2004
Employed by Group	**36,643**	36,533
Domestic	14,740	14,765
thereof Haftungsverbund savings banks	6,826	6,843
Foreign countries	21,903	21,768
thereof Česká spořitelna Group	11,406	11,805
thereof Slovenská sporiteľňa Group	4,901	5,233
thereof Erste Bank Hungary Group	2,501	2,693
thereof Erste Bank Croatia	1,546	1,438
thereof Erste Bank Serbia	861	-
thereof other subsidiaries and foreign branch offices	688	599

In addition to the headcount, during the reporting period an average of 66 people (2004: 73) were employed in non-bank Group companies (hotel leisure segment).

At the end of 2005, loans and advances to members of the Managing Board totalled EUR 129,000 (2004: EUR 138,000). Loans to members of the Supervisory Board amounted to EUR 400,000 (2004: EUR 1.973 million). The applicable interest rates and other terms (maturity dates and collateralisation) are in line with typical market practice. In 2005, members of the Managing Board made loan repayments totalling EUR 9,000 (2004: EUR 12,000) and members of the Supervisory Board repaid EUR 1.973 million (2003: EUR 424,000) on loans.

In 2005, the then members of the Managing Board received remuneration (including non-cash compensation) in their capacity as Managing Board members totalling EUR 10.883 million (2004: EUR 11.672 million), which represented 0.7% of the total personnel expenses of the Erste Bank Group.

In the 2005 financial year, EUR 627,000 (2004: EUR 683,000) were paid to former members of the Managing Board or their surviving dependants.

The breakdown of the remuneration of the members of the Managing Board in 2005 was as follows:

in EUR thousand	Monetary compensation Salary	Monetary compensation Bonus	Other compensation*)	Total
Managing board member				
Andreas Treichl	1,200	1,357	354	2,911
Elisabeth Bleyleben-Koren	900	1,028	214	2,142
Reinhard Ortner	750	854	183	1,787
Franz Hochstrasser	750	875	181	1,806
Erwin Erasim	500	580	126	1,206
Christian Coreth	500	427	104	1,031
	4,600	**5,121**	**1,162**	**10,883**

*) Other compensation represents contributions to pension funds and non-cash compensation

In 2005 the Managing Board of Erste Bank AG did not receive board emoluments or other compensation from fully consolidated subsidiaries of Erste Bank. The compensation of the members of the Managing Board depends on the individual's responsibilities, the achievement of corporate targets and the Group's financial situation.

The Supervisory Board members of Erste Bank were paid EUR 372,000 (2004: EUR 349,000) in 2005 for their board function. Members of the Supervisory Board received the following compensation for board functions in fully consolidated subsidiaries of Erste Bank: Heinz Kessler: EUR 17,820 and Josef Kassler EUR 8,200. Other transactions resulted in the following payments to members of the Supervisory Board or companies related to them:

PWC Business Solutions GmbH, a company related to Friedrich Rödler, invoiced a total of EUR 15,006 in 2005 for consulting contracts with Erste Bank AG. DORDA BRUGGER JORDIS Rechtsanwälte GmbH, a law firm related to Theresa Jordis, received a total of EUR 302,722 in 2005 for consulting contracts with Erste Bank AG.

The following amounts of compensation were paid to the individual members of the Supervisory Board:

in EUR thousand	Supervisory Board compensation	Meeting fees	Total
Supervisory Board member			
Heinz Kessler	36	12	48
Klaus Braunegg until 11 May 2005	27	4	31
Georg Winckler	18	11	29
Theresa Jordis	27	12	39
Bettina Breiteneder	12	8	20
Elisabeth Gürtler	18	3	21
Jan Homan	12	4	16
Werner Hutschinski	18	10	28
Josef Kassler	18	4	22
Lars-Olof Ödlund	18	2	20
Wilhelm Rasinger since 11 May 2005	-	4	4
Friedrich Rödler	12	10	22
Hubert Singer	18	3	21
Günter Benischek	-	3	3
Erika Hegmala	-	6	6
Ilse Fetik	-	3	3
Joachim Härtel	-	11	11
Anton Janku	-	10	10
Christian Havelka	-	3	3
Dietrich Blahut until 4 May 2004	6	-	6
Wolfgang Houska until 4 May 2004	6	-	6
Dietrich Karner until 10 March 2004	3	-	3

The compensation of the members of the Supervisory Board depends on the responsibilities, the business volume and the company's financial situation.

Other administrative expenses

in EUR million	2005	restated 2004
IT expenses	-169.5	-194.5
Expenses for office space	-152.6	-153.4
Office operating expenses	-139.8	-138.6
Advertising/marketing	-130.2	-114.7
Legal and consulting costs	-78.4	-74.8
Sundry administrative expenses	-88.5	-96.2
Total	**-759.0**	**-772.2**

Depreciation and amortisation

in EUR million	2005	restated 2004
Software and other intangible assets	-139.0	-136.9
Real estate used by the Group	-46.9	-53.9
Office furniture and equipment and sundry tangible assets	-148.6	-149.5
Total	**-334.5**	**-340.3**

6) Income from insurance business

in EUR million	2005	restated 2004
Premiums earned	1,223.0	1,013.5
Investment income from technical business	363.4	328.3
Claims incurred	-295.9	-249.0
Change in underwriting reserves	-1,098.9	-856.6
Expenses for policyholder bonuses	-97.8	-81.0
Operating expenses	-121.2	-106.4
Sundry underwriting profit/loss	65.7	18.1
Underwriting profit/loss	**38.3**	**66.9**
Financial profit/loss	361.8	298.2
Carry forward-underwriting	-363.4	-328.3
Total	**36.7**	**36.8**

7) Other operating result

in EUR million	2005	restated 2004
Other operating income		
Income from measurement/sale of securities held to maturity	3.6	2.4
Income from real estate/properties	53.0	36.4
Income from release of other provisions/risks	5.7	11.4
Capital gains on the sale of the czech property insurance business	-	88.0
Sundry operating income	73.9	67.9
Total other operating income	**136.2**	**206.1**
Other operating expenses		
Expenses from measurement/sale of securities held to maturity	-2.2	-12.0
Losses from real estate/properties	-16.6	-25.1
Impairment of goodwill	-	-80.0
Expenses from allocation to other provisions/risks	-34.6	-35.2
Expenses from making deposit insurance contributions	-42.6	-54.0
Other taxes	-20.2	-18.1
Provisions for litigations	-	-44.5
One-off expenses for non-capitalised software	-	-17.3
Sundry operating expenses	-94.6	-113.3
Total other operating expenses	**-210.8**	**-399.5**
Other operating result		
Results from measurement/sale of securities held as fair value through profit or loss and available for sale		
Fair value portfolio	14.3	39.8
Available for sale portfolio	62.1	88.3
Results from measurement/sale of shares in unconsolidated subsidiaries	-17.9	14.0
Total other operating result	**58.5**	**142.1**
Total	**-16.1**	**-51.3**

Sundry operating income/expenses consist primarily of items attributable to ordinary banking activities, such as operating costs, cost of goods purchased for resale, sales revenues generated by providers of banking support services and by other non-banks, and licensing income.

8) Taxes on income

Taxes on income are made up of the current taxes on income calculated in each of the Group companies based on the results as reported for tax purposes, corrections to taxes on income for previous years, and the change in deferred taxes.

in EUR million	2005	restated 2004
Current tax expense	-277.9	-232.4
Deferred tax expense	-22.1	-45.5
Total	**-300.0**	**-277.9**

The following table reconciles pre-tax profit at the Austrian tax rate to the income taxes reported in the income statement:

in EUR million	2005	restated 2004
Pre-tax profit for the year	1,214.8	996.6
Income tax expense for the financial year at the domestic statutory tax rate (25%; previous year: 34%)	-303.7	-338.8
Impact of different foreign tax rates	-14.3	29.8
Impact of tax-exempt earnings of investments and other tax-exempt income	103.6	121.5
Tax increases due to non-deductible expenses	-73.2	-74.0
Tax expense/income not attributable to the reporting period	-12.4	-16.4
Total	**-300.0**	**-277.9**

9) Appropriation of net profit

in EUR million	2005	restated 2004
Net profit after minority interests	711.7	520.8
Allocation to reserves	-578.3	-400.1
Profit carried forward of the parent company	0.4	0.1
Distributable profit of the parent company	**133.8**	**120.8**

The Managing Board proposes to the Annual General Meeting of Erste Bank AG that shareholders are paid a dividend of EUR 0.55 per share (2004: EUR 0.50 per share) and that the remaining retained profit under Section 65 (5) Austrian Stock Corporation Act be carried forward.

10) Cash and balances with central banks

in EUR million	2005	restated 2004
Cash in hand	1,230	1,282
Balances with central banks	1,498	1,441
Total	**2,728**	**2,723**

11) Loans and advances to credit institutions

in EUR million	2005	restated 2004
Loans and advances to domestic credit institutions	2,271	2,495
Loans and advances to foreign credit institutions	14,587	13,189
Total	**16,858**	**15,684**

12) Loans and advances to customers

in EUR million	2005	restated 2004
Loans and advances to domestic customers		
Public sector	2,667	2,899
Commercial customers	27,547	26,084
Private customers	19,429	17,892
Unlisted securities	27	50
Other	146	106
Total loans and advances to domestic customers	**49,816**	**47,031**
Loans and advances to foreign customers		
Public sector	1,595	1,699
Commercial customers	17,579	15,262
Private customers	9,771	6,937
Unlisted securities	1,442	1,719
Other	216	195
Total loans and advances to foreign customers	**30,603**	**25,812**
Total	**80,419**	**72,843**

Loans and advances to customers include receivables from finance lease agreements totalling EUR 4,145 million (2004: EUR 3,802 million). The gross investment in leases was EUR 5,150 million (2004: EUR 4,871 million); the related unearned interest income totalled EUR 1,000 million (2004: EUR 1,051 million).

13) Risk provisions for loans and advances

in EUR million	restated 2004	Acquisition of subsidiaries	Currency translation	Allocations[2]	Use	Releases[2]	Reclassification	2005
Risk provisions	2,733	53	19	920	-414	-552	3	2,762
Suspended interest	71	-	2	19	-25	-10	-2	55
Risk provisions for loans and advances [1]	**2,804**	**53**	**21**	**939**	**-439**	**-562**	**1**	**2,817**
Other risk provisions [3]	91	-	3	23	-4	-15	-	98
Provision for guarantees	65	3	2	36	-7	-29	-1	69
Total	**2,960**	**56**	**26**	**998**	**-450**	**-606**	**-**	**2,984**

[1] Risk provisions for loans and advances are reported under assets as a line item deduction on the balance sheet.

[2] Allocations to and releases from risk provisions pertaining to lending business, including guarantees, are reported in the income statement under risk provisions for loans and advances. Suspended interest is recognised in net interest income and other risk provisions are included in other operating result.

[3] Mainly include provisions for legal proceedings, risks associated with investments, realisation losses and liabilities for statements made in offering circulars.

14) Trading assets

in EUR million	2005	restated 2004
Bonds and other fixed-income securities		
Listed	2,925	2,671
Unlisted	269	181
Shares and other variable-yield securities		
Listed	339	301
Unlisted	438	261
Positive fair value of derivative financial instruments		
Currency transactions	242	209
Interest rate transactions	1,183	999
Other transactions	30	6
Total	**5,426**	**4,628**

15) Fair value through profit or loss and available for sale

in EUR million	2005	restated 2004
Fair value portfolio (securities)		
Bonds and other fixed-income securities		
Listed	3,192	3,018
Unlisted	266	423
Shares and other variable-yield securities		
Listed	912	910
Total fair value portfolio (securities)	**4,370**	**4,351**
Available for sale portfolio (securities)		
Bonds and other fixed-income securities		
Listed	8,807	7,803
Unlisted	2,197	1,180
Shares and other variable-yield securities		
Listed	518	219
Unlisted	2,752	2,414
Total available for sale portfolio (securities)	**14,274**	**11,616**
Total	**18,644**	**15,967**

16) Financial investments

in EUR million	2005	restated 2004
Held to maturity portfolio (securities)		
Bonds and other fixed-income securities		
Listed	11,859	10,836
Unlisted	2,866	2,893
Variable-yield securities		
Listed	19	24
Unlisted	378	422
Total held to maturity portfolio (securities)	**15,122**	**14,175**
Equity holdings		
in non-consolidated subsidiaries	102	124
in associates accounted for at equity		
Credit institutions	85	85
Non-credit institutions	171	77
in other investments		
Credit institutions	21	57
Non-credit institutions	140	120
Total equity holdings	**519**	**463**
Investments of insurance companies	7,066	6,125
thereof held to maturity portfolio	1,455	1,519
thereof fair value portfolio	1,261	1,454
thereof available for sale portfolio	3,233	2,179
Property used by outside parties	877	1,118
Other financial investments	27	45
Total	**23,611**	**21,926**

Property used by outside parties includes assets under operating lease agreements with carrying amounts of EUR 217 million (31 December 2004: EUR 217 million).

17) Movements of fixed assets and financial investments

in EUR million	At cost restated 2004	Acquisition of sub-sidiaries (+)	Currency translation (+/-)	Additions (+)	Disposals (-)	At cost 2005
Intangible assets	**2,895.5**	**-**	**15.3**	**254.1**	**-50.8**	**3,114.1**
Goodwill	1,842.0	-	0.3	111.1	-1.2	1,952.2
Other	1,053.5	-	15.0	143.0	-49.6	1,161.9
Tangible assets	**3,469.2**	**10.7**	**55.6**	**308.6**	**-343.2**	**3,500.9**
Land and buildings	1,960.1	9.5	32.6	102.7	-144.5	1,960.4
Office furniture and equipment	1,509.1	1.2	23.0	205.9	-198.7	1,540.5
Financial investments [1]	**2,072.1**	**1.6**	**3.5**	**445.2**	**-777.7**	**1,744.7**
Non-consolidated subsidiaries	164.9	-	0.7	16.7	-17.7	164.6
Associates accounted for at equity	195.9	-	1.8	98.6	-16.3	280.0
Other investments	208.2	1.6	0.3	32.2	-70.7	171.6
Property used by outside parties	1,384.5	-	0.7	287.3	-613.5	1,059.0
Other financial investments	118.6	-	-	10.4	-59.5	69.5
Total	**8,436.8**	**12.3**	**74.4**	**1,007.9**	**-1,171.7**	**8,359.7**

[1] *Excluding securities assigned to the held to maturity portfolio and investments of insurance companies.*

in EUR million	Accumulated depreciation (-)	Currency translation (+/-)	Amortisation and depreciation (-)[2]	Impairment (-)[3]	Carrying amounts 2005	Carrying amounts restated 2004
Intangible assets	**-1,203.2**	**9.9**	**-139.0**	**-**	**1,910.9**	**1,823.4**
Goodwill	-422.0	0.3	-	-	1,530.2	1,439.5
Other	-781.2	9.6	-139.0	-	380.7	383.9
Tangible assets	**-1,813.1**	**34.5**	**-195.5**	**-0.2**	**1,687.8**	**1,722.6**
Land and buildings	-687.8	17.1	-46.9	-0.1	1,272.6	1,311.0
Office furniture and equipment	-1,125.3	17.4	-148.6	-0.1	415.2	411.6
Financial investments [1]	**-321.9**	**2.4**	**-**	**-64.7**	**1,422.8**	**1,626.0**
Non-consolidated subsidiaries	-61.9	0.7	-	-26.2	102.7	124.3
Associates accounted for at equity	-24.2	1.8	-	-1.4	255.8	162.0
Other investments	-10.9	-	-	-0.8	160.7	176.6
Property used by outside parties	-182.4	-0.1	-	-29.8	876.6	1,118.3
Other financial investments	-42.5	-	-	-6.5	27.0	44.8
Total	**-3,338.2**	**46.8**	**-334.5**	**-64.9**	**5,021.5**	**5,172.0**

[1] Excluding securities assigned to the held to maturity portfolio and investments of insurance companies.

[2] Including depreciation expense of companies not engaged in the banking business which is reported under other operating result.

[3] Impairment losses are included in other operating result.

Goodwill mainly includes the goodwill of Česká spořitelna a.s. of EUR 543.5 million, the goodwill of Erste Bank Hungary Rt. of EUR 312.7 million and the goodwill of Slovenská sporiteľňa a.s. of EUR 216.7 million.

18) Other assets

in EUR million	2005	restated 2004
Accrued interest and commission income	1,549	1,476
Prepaid expenses	105	99
Deferred tax assets	244	300
Positive fair values of derivatives (banking book)	530	565
Sundry assets	1,764	2,859
Total	**4,192**	**5,299**

Sundry assets mainly include receivables from processing securities and payment transactions.

19) Deferred tax assets and liabilities

in EUR million	Deferred tax assets 2005	Deferred tax assets restated 2004	Deferred tax liabilities 2005	Deferred tax liabilities restated 2004
Temporary differences relate to the following items:				
Loans and advances to customers	2	-5	24	24
Fair value through profit or loss and available for sale	-9	-12	-72	-89
Financial investments	62	79	-44	-35
Tangible fixed assets	7	27	-11	-7
Amounts owed to customers	-	1	-21	-20
Long-term employee provisions	22	40	25	29
Other provisions	17	18	-8	-8
Tax loss carry forward	93	122	6	2
Other	50	30	-18	-32
Total	**244**	**300**	**-119**	**-136**

In compliance with IAS 12.39, no deferred tax liabilities were calculated for temporary differences relating to investments in subsidiaries in the amount of EUR 329 million (31 December 2004: EUR 297 million).

No deferred taxes were recognised for tax loss carried forwards of EUR 483 million (31 December 2004: EUR 354 million).

Deferred tax assets are reported under other assets; deferred tax liabilities are shown under provisions.

20) Amounts owed to credit institutions

in EUR million	2005	restated 2004
Amounts owed to domestic credit institutions	9,804	6,658
Amounts owed to foreign credit institutions	24,107	21,893
Total	**33,911**	**28,551**

21) Amounts owed to customers

in EUR million	Domestic 2005	Domestic 2004	Foreign countries 2005	Foreign countries 2004	Total 2005	Total restated 2004
Savings deposits	30,118	29,879	8,705	8,080	38,823	37,959
Other						
Public sector	502	442	2,211	1,198	2,713	1,640
Commercial customers	7,000	6,500	6,503	5,890	13,503	12,390
Private customers	4,894	4,567	11,375	10,506	16,269	15,073
Sundry	199	204	1,286	947	1,485	1,151
Total other	**12,595**	**11,713**	**21,375**	**18,541**	**33,970**	**30,254**
Total	**42,713**	**41,592**	**30,080**	**26,621**	**72,793**	**68,213**

22) Debts evidenced by certificates

in EUR million	2005	restated 2004
Bonds	13,356	13,684
Certificates of deposit	4,194	2,866
Other certificates of deposits/ name certificates	1,566	1,673
Mortgage and municipal bonds	1,686	1,278
Other	519	279
Profit-sharing rights	-	107
Repurchased own issues	-30	-177
Total	**21,291**	**19,710**

In November 2005, the size of the debt-issuance programme (DIP) launched by Erste Bank in 1998 was agreed at EUR 20 billion. The DIP is a programme for issuing debt instruments in any currency, with a wide array of available structures and maturities.

In 2005, 44 new issues with a total volume of about EUR 1.4 billion were floated under the DIP. As of 31 December 2005, the DIP's utilisation rate was about 55%.

The size of the Euro-commercial paper programme (including certificates of deposits) remained at EUR 3 billion in 2005. Under this programme, Erste Bank placed 58 new issues in 2005 with total proceeds of approximately EUR 4.4 billion; issues totalling approximately EUR 3.9 billion were redeemed during the same period. As of 31 December 2005, the utilisation rate was about 39%.

23) Provisions

in EUR million	2005	restated 2004
a) Long-term employee provisions	1,071	1,080
b) Other provisions	508	568
c) Underwriting provisions	7,056	5,852
Total	**8,635**	**7,500**

a) Long-term employee provisions

in EUR million	Pension provisions	Provisions for severance payments	Jubilee provisions	Total long-term provisions
Present value at 31 Dec 2003	**822**	**311**	**54**	**1,187**
Unrecognised actuarial losses	-90	-	-	-90
Long-term employee provisions at 31 Dec 2003	**732**	**311**	**54**	**1,097**
Service cost	1	12	5	18
Interest cost	43	17	3	63
Payments	-71	-29	-4	-104
Actuarial gains/losses	97	6	-2	101
Present value at 31 Dec 2004	**802**	**317**	**56**	**1,175**
Unrecognised actuarial losses	-95	-	-	-95
Long-term employee provisions at 31 Dec 2004	**707**	**317**	**56**	**1,080**
Service cost	-	12	3	15
Interest cost	41	17	3	61
Payments	-68	-19	-4	-91
Actuarial gains/losses	113	3	-1	115
Present value at 31 Dec 2005	**793**	**330**	**57**	**1,180**
Unrecognised actuarial losses	-109	-	-	-109
Total	**684**	**330**	**57**	**1,071**

b) Other provisions

in EUR million	restated 2004	Acquisition of subsidiaries	Currency translation	Allocations	Use	Releases	Reclassifications	2005
Provision for taxes[1]	273	-5	4	123	-176	-23	-	196
Provision for off-balance-sheet and other risks	156	3	5	59	-11	-44	-1	167
Sundry other provisions [2]	139	1	2	47	-19	-25	-	145
Total	**568**	**-1**	**11**	**229**	**-206**	**-92**	**-1**	**508**

[1] Regarding deferred tax liabilities, see note 19.
[2] This item consists mainly of restructuring provisions and provisions for litigations.

c) Underwriting provisions

Underwriting provisions break down as follows:

in EUR million	2005	restated 2004
Provision for unearned premium	30	29
Actuarial reserve	6,052	5,072
Provision for non-transacted insurance claims	45	32
Provision for profit-sharing	221	210
Other underwriting provisions	708	509
Total	**7,056**	**5,852**

Unearned premium in property and accident insurance is calculated on a pro rata basis. Unearned premium in life insurance is based on actuarial principles.

The actuarial reserve was calculated on the basis of statutory requirements and actuarial principles. The most important principles when calculating the actuarial reserve depend on the type of insurance and scale of charges.

The interest rate used in order to calculate the actuarial reserves is 3% for contracts up to 1996, 4% from 1997, 3.25% from July 2000 and 2.75% from January 2004.

The provision for non-transacted insurance claims for accident and life insurance sold directly was set up for claims reported up to the balance sheet date on the basis of an individual valuation of unsettled claims.

The provision for profit-sharing of policyholders contains the amounts earmarked in business plans for policyholders' profits for which no orders had been given on the balance sheet date.

24) Other liabilities

in EUR million	2005	restated 2004
Trading liabilities relating to		
Currency transactions	61	88
Interest rate transactions	1,198	951
Other transactions	45	7
Deferred income	205	219
Accrued interest and commissions	723	716
Negative fair values of derivatives (banking book)	236	288
Sundry liabilities	2,811	3,910
Total	**5,279**	**6,179**

Sundry liabilities primarily represent current balances from processing securities and payment transactions.

25) Subordinated capital

in EUR million	2005	restated 2004
Subordinated liabilities	1,615	1,195
Supplementary capital	1,775	1,854
Hybrid capital	900	711
Repurchased own issues	-	-54
Total	**4,290**	**3,706**

26) Shareholders' equity

Subscribed share capital at 31 December 2005 was EUR 486.4 million (previous year: EUR 482.9 million) and consists of 243,183,600 voting bearer shares (ordinary shares). The increase is a result of capital increases pursuant to the employee stock ownership programme (ESOP) and the management stock option programme (MSOP).

The contingent capital increase in accordance with clause 4.4.3. of the Articles of Association was exercised insofar as 1,740,708 bearer shares with a par value of EUR 3,481,416 were subscribed by employees, managers and members of the Managing Board of Erste Bank and its affiliated companies under the Management Stock Option Programme 2002 (MSOP) and the Employee Stock Ownership Programme 2005 (ESOP) set up by the Managing Board and approved by the Supervisory Board.

352,017 options were exercised under the **MSOP 2002** (exercise window April 2005), resulting in subscriptions to 1,408,068 bearer shares at an issue price of EUR 16.50. The proceeds from the issue of EUR 23,233,122 were allocated as follows: EUR 2,816,136 to the subscribed share capital and EUR 20,416,986 to additional paid-in capital. 45,559 options were exercised for the first tranche (of which 25,470 by managers and 20,089 by other employees). 73,424 options were exercised for the second tranche (of which 5,000 by board members, 36,890 by managers and 31,534 by other employees). 233,034 options were exercised for the third tranche (of which 21,000 by board members, 146,322 by managers and 65,712 by other employees). The difference between the exercise price (EUR 16.50) and the closing price of Erste Bank shares on the value date (EUR 37.11) was EUR 20.61 for all three tranches.

The exercise price of the individual options (average of all closing prices in March 2002, rounded down to the nearest half euro) was EUR 66 which, taking account of the stock split carried out in the meantime (1:4), gives a value of EUR 16.50 per share. The estimated value of the individual options on the balance sheet date (31 December 2005) was EUR 30.64, for options credited in 2002, EUR 30.57 for options credited in 2003 and EUR 30.51 for options credited in 2004.

332,640 shares at a price of EUR 31.50 were subscribed to between 2 and 13 May 2005 under the **ESOP 2005**. The proceeds from the issue of EUR 10,478,160 plus EUR 937,199.32 (from the difference between the issue price of EUR 31.50 and the price on the value date (20 May 2005) of EUR 39.29 for 120,308 shares subscribed to by employees of Erste Bank AG, charged to personnel expenses), i.e. a total of EUR 11,415,359.32, were allocated as follows: EUR 665,280 to the subscribed share capital and EUR 10,750,079.32 to additional paid-in capital.

Employee Stock Ownership Programme and Management Stock Option Programme

MSOP 2002:

The MSOP comprises a maximum of 4,400,000 ordinary shares of Erste Bank after the stock split, represented by 1,100,000 options. This total includes 60,000 options for the five members of the Managing Board at the time (12,000 per person) and an additional 3,000 options for the sixth member, who joined the Managing Board on 1 July 2004. The remaining 1,037,000 options were designated for distribution to eligible management staff and other eligible employees of the Erste Bank Group.

Terms of MSOP 2002

Each of the options, which are granted free of charge, entitles the holder to subscribe to four shares; the transfer of options inter vivos is not permitted. The options granted in 2002 are delivered in three tranches by crediting the options to recipients' accounts: For the Managing Board and other management, on 24 April 2002, 1 April 2003 and 1 April 2004; for performance leaders among employees, on 1 June 2002, 1 June 2003 and 1 June 2004. The exercise price for all three tranches was set at the average quoted price of Erste Bank shares in March 2002 (rounded down to the nearest half euro), which was EUR 66 per share. After the stock split performed in July 2004, the exercise price remains EUR 66. This means that each option confers the right to purchase four shares of Erste Bank for a total of EUR 66. That corresponds to a subscription price of EUR 16.50 per share. The option term begins at the delivery date (the date on which the options are credited to the option account) and ends on the value date of the exercise window (described below) of the fifth calendar year after the delivery date. Every year, declarations to exercise may be submitted beginning on the day after publication of the preliminary consolidated net profit for the most recent completed financial year, but no earlier than 1 April and no later than 30 April of the year. This period represents the exercise window. It is followed by the lockup period, which ends on the value date of the year following exercising the option. No more than 15% of the purchased shares may be sold during the lockup period.

MSOP 2005

The MSOP comprises a maximum of 2,000,000 ordinary shares of Erste Bank. This total includes 54,000 options for the six members of the Managing Board (9,000 per person). The remaining 1,946,000 options were designated for distribution to eligible management staff and other eligible employees of the Erste Bank Group.

Terms of MSOP 2005

Each of the options, which are granted free of charge, entitles the holder to subscribe for one share; the transfer of options inter vivos is not permitted. The options granted in 2005 are delivered for the Managing Board and other management on 1 June 2005, for performance leaders among employees in three tranches, on 1 September 2005, 1 September 2006 and 31 August 2007. Options are delivered in three tranches by crediting the options to recipients' accounts on 1 September 2005, 1 September 2006 and 31 August 2007. The exercise price for all three tranches was set at the average quoted price of Erste Bank shares in April 2005 (enhanced by a 10% premium and rounded down to the nearest half euro), which was EUR 43 per share. The option term begins at the grant date and ends on the value date of the last exercise window of the fifth calendar year after the delivery date. Every year, declarations to exercise may be submitted within 14 days of the day of publication of the quarterly results for the first to third quarters of each financial year (three exercise windows). It is followed by the lockup period, which ends one year after the value date of the share purchase. No more than 25% of the purchased shares may be sold during the lockup period.

The MSOP 2002 options credited to recipients' accounts and exercised to date are distributed as follows:

	2002	2003	2004	Total	Exercised
Andreas Treichl	4,000	4,000	4,000	12,000	12,000
Elisabeth Bleyleben-Koren	4,000	4,000	4,000	12,000	12,000
Reinhard Ortner	4,000	4,000	4,000	12,000	12,000
Franz Hochstrasser	4,000	4,000	4,000	12,000	12,000
Erwin Erasim	4,000	4,000	4,000	12,000	12,000
Christian Coreth	1,000	1,000	1,000	3,000	2,000
Total received by Managing Board members	**21,000**	**21,000**	**21,000**	**63,000**	**62,000**
Other management	173,200	183,800	215,000	572,000	419,377
Other staff	92,611	116,369	95,091	304,071	218,588
Total options credited and exercised	**286,811**	**321,169**	**331,091**	**939,071**	**699,965**

The MSOP 2005 options granted and credited to recipients' accounts are distributed as follows:

	Granted	Credited
Andreas Treichl	9,000	3,000
Elisabeth Bleyleben-Koren	9,000	3,000
Reinhard Ortner	9,000	3,000
Franz Hochstrasser	9,000	3,000
Erwin Erasim	9,000	3,000
Christian Coreth	9,000	3,000
Total granted and credited to Managing Board members	**54,000**	**18,000**
Other management	696,150	232,050
Other staff	244,605	244,605
Total options granted and credited	**994,755**	**494,655**

The estimated value of the individual MSOP 2005 options was EUR 11.94 on the balance sheet date 31 December 2005.

Information about holdings of and transactions in Erste Bank shares by members of the Managing Board and Supervisory Board (in number of shares):

Managing Board members

Name:	At 31 Dec 2004	Purchase 2005	Sale 2005	At 31 Dec 2005
Andreas Treichl	104,040	16,000	-	120,040
Elisabeth Bleyleben-Koren	24,400	20,000	18,800	25,600
Reinhard Ortner	105,400	16,000	-	121,400
Franz Hochstrasser	28,256	24,000	8,000	44,256
Erwin Erasim	20,800	24,000	24,084	20,716
Christian Coreth	16,000	-	7,000	9,000

At the balance sheet date of 31 December 2005 the following members of the Supervisory Board held Erste Bank shares in the numbers shown:

Supervisory Board members	Shares held
Georg Winckler	1,100
Werner Hutschinski	480
Bettina Breiteneder	2,024
Wilhelm Rasinger	2,080
Günter Benischek	2,192
Ilse Fetik	12
Joachim Härtel	192
Christian Havelka	800
Anton Janku	340

As far as can be determined, persons related to members of the Managing Board or Supervisory Board held 19,248 shares of Erste Bank at 31 December 2005.

Personnel expenses include EUR 15.9 million (previous year: EUR 11.4 million) from the MSOP, ESOP and profit-sharing.

Authorised but unissued capital and contingent capital remaining at 31 December 2005

Clauses 4.4. as well as 4.4.1. and 4.4.2. of the Articles of Association authorise, for a five-year period from the date of registration of the amendment to the Articles of Association in the commercial register, the issuance of up to 80,000,000 shares with a nominal value of EUR 160,000,000. The Managing Board is authorised under the Articles of Association to exclude shareholders' subscription rights, with the consent of the Supervisory Board, for the issue of shares against non-cash contributions or inasmuch as the capital increase serves to issue shares to staff, management and Managing Board members of Erste Bank or of its subsidiaries.

Clause 4.4.3. of the Articles of Association authorises, for a period of five years from the date of registration of the amendment to the Articles of Association in the commercial register, the issue of capital with a nominal value of EUR 18,168,208.54 in the form of 2,500,000 ordinary bearer or registered shares, to be used to grant share options to employees, management and members of the Managing Board of Erste Bank or of its subsidiaries. The contingent capital increase was carried out inasmuch as a total of 252,150 bearer shares (with a par value of EUR 1,832,510.92) were subscribed to in 2002 and a further 118,694 bearer shares (with a par value of EUR 862,582.94) were subscribed to in 2003 under the ESOP and MSOP 2002, so that, as at 31 December 2003, the authorisation still existed to issue up to 2,129,147 bearer shares with a par value of EUR 15,473,114.68.

On registration in the commercial register of the resolution passed by the Annual General Meeting of Erste Bank of 4 May 2004 in respect of the capital correction and stock split, the Managing Board was authorized, with the consent of the Supervisory Board, to effect a contingent capital increase of up to a nominal value of EUR 17,033,176 by issuing up to 8,516,588 ordinary bearer shares at an issue price of at least EUR 2. Under employee stock plans in 2004 (ESOP 2004 and MSOP 2002), 1,667,660 ordinary bearer shares were subscribed to with a par value of EUR 3,335,320. In 2005, 332,640 shares were subscribed to under the ESOP 2005 and 352,017 options were exercised under the MSOP 2002, resulting in purchases of 1,408,068 shares. Therefore, a total of 1,740,708 ordinary bearer shares with a par value of EUR 3,481,416 were subscribed to under employee stock plans in 2005. The Managing Board therefore still has the authorisation, with the consent of the Supervisory Board, to effect a contingent capital increase of up to a nominal value of EUR 10,216,440 by issuing up to 5,108,220 ordinary shares.

As approved by the extraordinary general meeting held on 21 August 1997 and as per clause 4.5. of the Articles of Association, there is authorised capital for a contingent capital increase by 24,000,000 ordinary bearer shares with a par value of EUR 48,000,000, to be carried out inasmuch as holders of convertible bonds exercise their conversion rights.

The qualifying capital of the Erste Bank Group as determined under the Austrian Banking Act had the composition shown below:

in EUR million	2005	2004
Subscribed capital	486	482
Reserves	5,087	4,375
Less intangible assets	-461	-480
Core capital (Tier 1)	**5,112**	**4,377**
Eligible subordinated liabilities	3,029	2,528
Revaluation reserve	352	230
Qualifying supplementary capital (Tier 2)	**3,381**	**2,758**
Short-term subordinated capital (Tier 3)	**331**	**316**
Deductions according to Section 23 (13) and Section 29 (1-2) Austrian Banking Act	-213	-165
Total eligible qualifying capital	**8,611**	**7,286**
Capital requirement	6,390	5,594
Surplus capital	2,221	1,692
Cover ratio (in %)	**134.8**	**130,2**
Tier 1 ratio (in %)	**6.8**	**6.7**
Solvency ratio (in %)	**11.0**	**10.7**

Capital requirement of the Erste Bank Group pursuant to the Austrian Banking Act:

in EUR million	2005	2004
Risk-weighted basis acc. to Section 22 (2) Austrian Banking Act	75,078	65,384
of which 8% minimum capital requirement	6,006	5,231
Capital requirement for open foreign exchange position acc. to Section 26 Austrian Banking Act	12	49
Capital requirement for the Trading book acc. to Section 22 b (1) Austrian Banking Act	372	314
Capital requirement	**6,390**	**5,594**

Erste Bank received notice from the Austrian Financial Market Authority (FMA) at the end of 2005 on the outcome of the hearing of evidence as to whether the Erste Bank Group qualified as a financial conglomerate within the meaning of Section 2 no. 14 Austrian Financial Conglomerate Act (FKG). It is the opinion of the FMA that the Erste Bank Group is a financial conglomerate.

Erste Bank filed an opinion on these findings with the FMA in January 2006. A final notice from the FMA setting out the reporting obligations and method of accounting for financial conglomerates is expected within the next few weeks.

27) Segment reporting

Segmentation by business activities

In the 2005 financial year the accounting segment structure of the Erste Bank Group remained unchanged.

The first-order segmentation consists of the three market segments Austria, Central Europe, and International Business as well as Corporate Center.

Austria segment

The Austria segment comprises all business units and subsidiaries operating in Austria. It is further segmented according to business activity into Savings Banks, Retail & Mortgage, Large Corporates, and Trading & Investment Banking.

The Retail & Mortgage segment also encompasses those savings banks in which Erste Bank holds a majority stake (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl). The savings banks that are consolidated as a result of their membership in the Haftungsverbund Agreement or in which Erste Bank holds no interest or only a minority interest are grouped in the Savings Banks segment.

Central Europe segment

The Central Europe market segment, which is subdivided into the entities operating in the Central and Eastern Europe countries, encompasses the results of Česká spořitelna a.s. (Česká spořitelna segment), Slovenská sporitel'ňa a.s. (Slovenská sporitel'ňa segment), Erste Bank Hungary Rt. (Erste Bank Hungary segment), Erste & Steiermärkische banka d.d. (Erste Bank Croatia segment) and Erste Bank a.d. Novi Sad (the former Novosadska Banka a.d.; Erste Bank Serbia segment).

International Business segment

This reporting segment includes both the International Business unit in Vienna and the commercial lending business of the London, New York, and Hong Kong profit centres.

Corporate Center segment

Corporate Center encompasses all performance components that cannot be attributed directly to other segments, e.g. tangible fixed assets and other holdings, as well as consolidating entries.

The allocation of results to the segments is based on the profit contribution report at the business unit level. Net interest income is determined based on opportunity cost (market spread, maturity mismatch), with the contribution from maturity transformation attributed entirely to the Trading & Investment Banking segment. Fees and commissions, risk costs and other operating result are allocated to the business units where they are generated.

General administrative expenses are reported on the basis of activity-based costing (product cost, indirect costs and general overheads) at the business unit level.

Segmentation by geographic markets

The following regional segmentation underlies this segmental analysis.

- _Austria
- _Central Europe (Czech Republic, Slovakia, Hungary, Croatia, Serbia)
- _Rest of Europe
- _North America
- _Central and South America
- _Asia
- _Other

The Austria geographic segment captures the contributions generated in the business activities segments Austria and Corporate Center. The Central Europe geographic segment represents the contributions from Central Europe segment following the business activities segmentation.

The business activities segment International Business is distributed across the geographic segments according to customer location.

Segment reporting by business acitivities

	TOTAL		AUSTRIA		CENTRAL EUROPE	
	2005	restated 2004	2005	restated 2004	2005	restated 2004
in EUR million						
Net interest income	2,794.2	2,660.3	1,550.2	1,607.9	1,096.6	948.5
Risk provisions for loans and advances	-421.6	-406.2	-351.3	-341.3	-80.2	-49.9
Net commission income	1,256.8	1,135.4	825.7	722.1	459.4	398.6
Net trading result	241.7	216.5	116.8	117.6	120.9	101.4
General administrative expenses	-2,676.9	-2,594.9	-1,633.2	-1,613.0	-989.1	-899.0
Income from insurance business	36.7	36.8	28.8	28.5	7.9	8.4
Other operating result	-16.1	-51.3	-0.1	-38.9	-22.6	-61.5
Pre-tax profit for the year	1,214.8	996.6	536.8	482.9	592.9	446.4
less taxes	-300.0	-277.9	-133.7	-120.2	-131.0	-105.0
less minority interests	-203.1	-197.9	-160.8	-153.1	-24.7	-36.8
Net profit after minority interests	711.7	520.8	242.3	209.6	437.2	304.5
Average risk-weighted assets	70,025.0	66,470.4	46,575.7	46,484.0	16,562.5	13,318.7
Average attributed equity	3,739.2	3,071.9	1,967.8	1,759.1	1,251.2	874.8
Cost/income ratio	**61.8%**	**64.1%**	**64.8%**	**65.1%**	**58.7%**	**61.7%**
ROE based on net profit after minority interests	**19.0%**	**17.0%**	**12.3%**	**11.9%**	**34.9%**	**34.8%**
Funding costs	-145.9	-163.1	-63.0	-70.6	-63.3	-64.8
Impairment of goodwill	-	-80.0	-	-	-	-

	INTERNATIONAL BUSINESS		CORPORATE CENTER	
	2005	restated 2004	2005	restated 2004
in EUR million				
Net interest income	152.7	150.8	-5.3	-46.8
Risk provisions for loans and advances	10.2	-15.5	-0.2	0.5
Net commission income	29.4	22.5	-57.7	-7.9
Net trading result	-	1.7	4.0	-4.2
General administrative expenses	-35.8	-33.4	-18.8	-49.5
Income from insurance business	-	-	-	-
Other operating result	2.0	-5.7	4.6	54.8
Pre-tax profit for the year	158.5	120.4	-73.4	-53.0
less taxes	-45.3	-26.7	10.0	-25.8
less minority interests	-	-	-17.6	-8.1
Net profit after minority interests	113.2	93.6	-81.1	-86.9
Average risk-weighted assets	6,547.4	6,262.0	339.4	405.7
Average attributed equity	494.6	411.3	25.6	26.6
Cost/income ratio	19.7%	19.1%	-	-
ROE based on net profit after minority interests	**22.9%**	**22.8%**	-	-
Funding costs	-	-	-19.7	-27.7
Impairment of goodwill	-	-	-	-80.0

in EUR million	AUSTRIA 2005	AUSTRIA restated 2004	SAVINGS BANKS 2005	SAVINGS BANKS restated 2004	RETAIL & MORTGAGE 2005	RETAIL & MORTGAGE restated 2004
Net interest income	1,550.2	1,607.9	834.0	849.6	511.0	516.1
Risk provisions for loans and advances	-351.3	-341.3	-215.8	-184.5	-105.1	-118.9
Net commission income	825.7	722.1	358.1	318.8	314.5	280.4
Net trading result	116.8	117.6	20.6	18.8	10.2	10.5
General administrative expenses	-1,633.2	-1,613.0	-825.6	-801.7	-624.1	-634.8
Income from insurance business	28.8	28.5	-	-	28.8	28.5
Other operating result	-0.1	-38.9	13.8	-18.8	16.2	-5.5
Pre-tax profit for the year	536.8	482.9	185.2	182.1	151.6	76.3
less taxes	-133.7	-120.2	-46.9	-47.1	-36.1	-20.0
less minority interests	-160.8	-153.1	-135.0	-127.8	-22.3	-15.2
Net profit after minority interests	242.3	209.6	3.2	7.1	93.2	41.1
Average risk-weighted assets	46,575.7	46,484.0	23,948.7	22,986.2	12,204.0	12,844.7
Average attributed equity	1,967.8	1,759.1	258.5	245.7	921.9	827.3
Cost/income ratio	**64.8%**	**65.1%**	**68.1%**	**67.5%**	**72.2%**	**76.0%**
ROE based on net profit after minority interests	**12.3%**	**11.9%**	**1.3%**	**2.9%**	**10.1%**	**5.0%**
Funding costs	-63.0	-70.6	-14.6	-16.2	-31.8	-37.0
Impairment of goodwill	-	-	-	-	-	-

	LARGE CORPORATES		TRADING & INVESTMENT BANKING	
in EUR million	2005	restated 2004	2005	restated 2004
Net interest income	142.9	139.9	62.2	102.4
Risk provisions for loans and advances	-30.5	-37.9	-	-
Net commission income	82.2	71.2	70.9	51.7
Net trading result	1.5	1.2	84.5	87.1
General administrative expenses	-89.4	-83.0	-94.1	-93.5
Income from insurance business	-	-	-	-
Other operating result	-29.0	-7.7	-1.1	-7.0
Pre-tax profit for the year	77.8	83.8	122.2	140.8
less taxes	-18.7	-17.9	-32.0	-35.2
less minority interests	-3.6	-10.1	0.1	-
Net profit after minority interests	55.5	55.8	90.3	105.6
Average risk-weighted assets	6,668.4	6,860.9	3,754.7	3,792.1
Average attributed equity	503.7	441.9	283.6	244.2
Cost/income ratio	**39.4%**	**39.1%**	**43.3%**	**38.8%**
ROE based on net profit after minority interests	**11.0%**	**12.6%**	**31.9%**	**43.2%**
Funding costs	-15.2	-14.6	-1.4	-2.8
Impairment of goodwill	-	-	-	-

in EUR million	CENTRAL EUROPE 2005	CENTRAL EUROPE restated 2004	ČESKÁ SPOŘITELNA 2005	ČESKÁ SPOŘITELNA restated 2004	SLOVENSKÁ SPORITEL'ŇA 2005	SLOVENSKÁ SPORITEL'ŇA restated 2004
Net interest income	1,096.6	948.5	595.0	504.2	194.9	185.8
Risk provisions for loans and advances	-80.2	-49.9	-33.7	-15.8	-11.1	0.8
Net commission income	459.4	398.6	287.0	262.9	82.5	66.4
Net trading result	120.9	101.4	49.4	41.0	14.9	16.5
General administrative expenses	-989.1	-899.0	-550.1	-500.5	-167.3	-158.5
Income from insurance business	7.9	8.4	7.9	8.4	-	-
Other operating result	-22.6	-61.5	8.7	-10.8	-13.2	-28.4
Pre-tax profit for the year	592.9	446.4	364.1	289.3	100.6	82.6
less taxes	-131.0	-105.0	-90.2	-89.5	-13.5	-7.2
less minority interests	-24.7	-36.8	-8.5	-6.1	0.1	-18.2
Net profit after minority interests	437.2	304.5	265.4	193.7	87.3	57.2
Average risk-weighted assets	16,562.5	13,318.7	9,136.9	7,491.5	2,421.5	1,890.2
Average attributed equity	1,251.2	874.8	690.2	492.1	182.9	124.2
Cost/income ratio	**58.7%**	**61.7%**	**58.6%**	**61.3%**	**57.2%**	**59.0%**
ROE based on net profit after minority interests	**34.9%**	**34.8%**	**38.5%**	**39.4%**	**47.7%**	**46.1%**
Funding costs	-63.3	-64.8	-22.0	-26.4	-16.0	-11.1
Impairment of goodwill	-	-	-	-	-	-

	ERSTE BANK HUNGARY		ERSTE BANK CROATIA		ERSTE BANK SERBIA	
		restated		restated		restated
in EUR million	2005	2004	2005	2004	2005	2004
Net interest income	204.4	174.0	100.3	84.5	2.1	-
Risk provisions for loans and advances	-17.1	-30.0	-14.4	-4.9	-3.9	-
Net commission income	64.8	52.6	23.3	16.7	1.9	-
Net trading result	34.6	31.3	20.4	12.6	1.7	-
General administrative expenses	-185.8	-175.7	-75.3	-64.3	-10.7	-
Income from insurance business	-	-	-	-	-	-
Other operating result	-16.7	-21.0	-1.7	-1.3	0.2	-
Pre-tax profit for the year	84.3	31.3	52.7	43.2	-8.8	-
less taxes	-17.0	0.3	-10.5	-8.6	0.2	-
less minority interests	-0.2	-0.1	-16.6	-12.4	0.3	-
Net profit after minority interests	67.1	31.5	25.6	22.1	-8.3	-
Average risk-weighted assets	2,606.5	2,031.2	2,289.8	1,905.9	107.8	-
Average attributed equity	196.9	133.4	173.0	125.2	8.1	-
Cost/income ratio	**61.2%**	**68.1%**	**52.3%**	**56.6%**	**191.0%**	**-**
ROE based on net profit after minority interests	**34.1%**	**23.6%**	**14.8%**	**17.7%**	**-101.3%**	**-**
Funding costs	-19.9	-21.5	-4.4	-5.8	-1.0	-
Impairment of goodwill	-	-	-	-	-	-

Segment reporting by region

in EUR million	AUSTRIA 2005	AUSTRIA restated 2004	CENTRAL EUROPE 2005	CENTRAL EUROPE restated 2004
Net interest income	1,558.3	1,563.4	1,117.3	962.0
Risk provisions for loans and advances	-332.8	-340.7	-79.6	-50.0
Net commission income	764.4	711.6	463.2	401.2
Net trading result	120.6	111.2	120.9	101.4
General administrative expenses	-1,648.2	-1,656.1	-990.9	-900.9
Income from insurance business	28.8	28.5	7.9	8.4
Other operating result	5.7	18.0	-22.6	-61.5
Pre-tax profit for the year	496.9	435.8	616.2	460.6
less taxes	-129.5	-144.2	-137.6	-106.7
less minority interests	-178.4	-161.1	-24.7	-36.8
Net profit after minority interests	188.9	130.4	453.9	317.0
Average risk-weighted assets	48,265.0	48,338.0	17,420.0	13,856.0

in EUR million	REST OF EUROPE 2005	REST OF EUROPE restated 2004	NORTH AMERICA 2005	NORTH AMERICA restated 2004
Net interest income	33.5	30.2	42.1	56.7
Risk provisions for loans and advances	-13.5	-4.4	6.1	-3.5
Net commission income	10.9	7.3	7.5	6.2
Net trading result	-0.6	1.3	0.3	1.3
General administrative expenses	-14.7	-14.1	-14.8	-15.4
Income from insurance business	-	-	-	-
Other operating result	-0.1	-3.8	0.8	-4.6
Pre-tax profit for the year	15.5	16.6	42.0	40.8
less taxes	-6.7	-1.3	-18.0	-18.6
less minority interests	-	-	-	-
Net profit after minority interests	8.7	15.3	23.9	22.2
Average risk-weighted assets	1,513.0	1,585.0	1,515.0	1,394.0

in EUR million	CENTRAL AND SOUTH AMERICA 2005	restated 2004	ASIA 2005	restated 2004
Net interest income	2.6	1.8	36.0	42.8
Risk provisions for loans and advances	-0.8	-0.1	1.0	-4.9
Net commission income	5.6	4.4	4.6	4.4
Net trading result	-	-	0.6	1.4
General administrative expenses	-1.0	-1.0	-6.7	-7.0
Income from insurance business	-	-	-	-
Other operating result	-	-	-	0.8
Pre-tax profit for the year	6.4	5.1	35.4	37.5
less taxes	-1.7	-1.2	-5.8	-6.0
less minority interests	-	-	-	-
Net profit after minority interests	4.7	3.9	29.7	31.5
Average risk-weighted assets	150.0	112.0	1,036.0	1,057.0

in EUR million	OTHER 2005	restated 2004	TOTAL 2005	restated 2004
Net interest income	4.3	3.4	2,794.2	2,660.3
Risk provisions for loans and advances	-1.9	-2.6	-421.6	-406.2
Net commission income	0.6	0.4	1,256.8	1,135.4
Net trading result	-	-	241.7	216.5
General administrative expenses	-0.5	-0.4	-2,676.9	-2,594.9
Income from insurance business	-	-	36.7	36.8
Other operating result	-	-0.1	-16.1	-51.3
Pre-tax profit for the year	2.4	0.7	1,214.8	996.6
less taxes	-0.6	-	-300.0	-277.9
less minority interests	-	-	-203.1	-197.9
Net profit after minority interests	1.8	0.6	711.7	520.8
Average risk-weighted assets	127.0	129.0	70,025.0	66,470.0

28) Additional information

Assets and liabilities denominated in foreign currency:

in EUR million	2005	restated 2004
Assets	71,146	60,704
Liabilities	56,731	49,377

Only non-Euro-area currencies are now reported as foreign currencies.

Unconsolidated foreign investments and goodwill resulting from business combinations before 1 January 2005 are not reported as assets and liabilities denominated in foreign currencies.

in EUR million	2005	restated 2004
Assets	84,713	69,843
Liabilities	73,815	63,816

29) Related party transactions

Loans and advances to and amounts owed to unconsolidated subsidiaries and investments

in EUR million	2005	restated 2004
Loans and advances to credit institutions		
Associates accounted for at equity	99	46
Other investments	251	398
Total	**350**	**444**
Loans and advances to customers		
Unconsolidated subsidiaries	476	529
Associates accounted for at equity	226	323
Other investments	604	734
Total	**1,306**	**1,586**
Fair value through profit or loss and available for sale		
Unconsolidated subsidiaries	-	2
Associates accounted for at equity	36	36
Other investments	-	62
Total	**36**	**100**
Financial investments		
Associates accounted for at equity	4	4
Other investments	4	4
Total	**8**	**8**
Amounts owed to credit institutions		
Unconsolidated subsidiaries	3	2
Associates accounted for at equity	15	22
Other investments	2,214	2,296
Total	**2,232**	**2,320**
Amounts owed to customers		
Unconsolidated subsidiaries	86	46
Associates accounted for at equity	73	72
Other investments	126	124
Total	**285**	**242**
Debts evidenced by certificates		
Unconsolidated subsidiaries	4	5
Associates accounted for at equity	26	26
Other investments	42	114
Total	**72**	**145**
Subordinated capital		
Associates accounted for at equity	-	5
Other investments	28	7
Total	**28**	**12**

At the end of 2005 DIE ERSTE österreichische Spar-Casse Privatstiftung, a foundation, held 32.2% of the shares of Erste Bank AG, making it the largest shareholder. The purpose of the foundation, in addition to holding a substantial equity interest in Erste Bank AG, is to support social, scientific, cultural and charity institutions as well as generally promoting the guiding principles of the savings bank philosophy. The current members of the Managing Board are Andreas Treichl (chairman of the Managing Board of Erste Bank AG), Franz Ceska and Dietrich Karner. The Supervisory Board of the foundation had nine members at the end of 2005, two of whom are also members of the Supervisory Board of Erste Bank AG.

At 31 December 2005, the foundation reported accounts receivable from Erste Bank AG of EUR 2.4 million and accounts payable to Erste Bank AG of EUR 7.3 million. Standard derivative transactions for hedging purposes were in place between Erste Bank and the foundation at the end of 2005 (interest rate swaps with a nominal volume of EUR 136.2 million and caps und floors of EUR 316.4 million each).

As a result of accounts receivable and/or accounts payable to Erste Bank AG and the said derivate transactions, the private foundation generated interest income of EUR 1.8 million and paid interest of EUR 1.0 million in 2005 accrued to the reporting period.

At 31 December 2005, the foundation held 78,350,152 Erste Bank shares with a carrying amount of EUR 519.3 million. The foundation received a dividend of EUR 39.2 million on its holding in Erste Bank AG in 2005 (for the 2004 financial year).

30) Assets pledged as collateral

Assets in the amounts stated below were pledged as collateral for the following liabilities and contingent liabilities:

in EUR million	2005	2004
Amounts owed to credit institutions	6,168	1,307
Amounts owed to customers	147	349
Debts evidenced by certificates	918	1,088
Other obligations	174	19
Total	**7,407**	**2,763**

The following assets were pledged as collateral for the abovementioned liabilities:

in EUR million	2005	2004
Loans and advances to credit institutions	181	1
Loans and advances to customers	1,119	1,275
Trading assets	23	78
Fair value through profit or loss and available for sale	1,655	217
Financial investments	5,151	1,555
Tangible asstes	20	1
Total	**8,149**	**3,127**

31) Fiduciary operations

Fiduciary operations (not reported on the Balance Sheet) are broken down as follows:

in EUR million	2005	2004
Assets held in trust		
Loans and advances to credit institutions	67	53
Loans and advances to customers	7,063	2,263
Fair value through profit or loss and available for sale	859	768
Total	**7,989**	**3,084**
Liabilities held in trust		
Amounts owed to credit institutions	286	27
Amounts owed to customers	6,797	2,430
Debts evidenced by certificates	906	627
Total	**7,989**	**3,084**

32) Risk management policies

Risk policy and -strategy

The Erste Bank Group's approach to risk management seeks to achieve the best balance of risks and returns for earning a sustained high return on equity. The risk management strategy of the Erste Bank Group is marked by a conservative approach to risks facing a bank that is driven both by the requirements of customer-centred banking and by the legal environment. Under this risk management strategy, the Erste Bank Group uses a Group-wide system of risk monitoring and control designed to identify all risks throughout the Group (market, credit, business and operational risks), measuring these risks in terms of Value-at-Risk (VaR) and ultimately enables the management to exert active control over the identified and measured risks in order to attain the goal of optimising the risk-return relationship.

Risk management organisation

In keeping with relevant law (especially the Austrian Banking Act), the central responsibility for risk management lies with the Group Managing Board. One way in which the Managing Board performs this role is by setting an aggregate bank limit based on Value-at-Risk at the quarterly meeting of the Risk Committee (RC).

As set down in the Erste Bank Risk Rulebook, the role of the Risk Committee is to approve amendments to the rules where appropriate, allocate capital at the macro level, set an aggregate risk limit for the bank as a whole based on the bank's risk absorbing capacity, set an aggregate limit based on Value-at-Risk for market risk activities on the trading book, and define medium-term objectives for risk management.

In order to ensure comprehensive and integrated management of risks across the Erste Bank Group, independent risk control function and management as Managing Board level functions are exercised by the Chief Risk Officer (CRO). The CRO's sphere of responsibility includes the following service units:

"Strategic Risk Management",
"Credit Risk Management Austria",
"Credit Risk Management International" and
"Credit Restructuring".

The Strategic Risk Management service unit supports the Chief Risk Officer in furthering the disciplined handling of risks and in harmonising risk management applications for all risk types in the business units. Working closely with the risk management departments of the business units, this unit also ensures the implementation of the risk management strategy.

At every level of the risk management process – particularly concerning market and credit risks – the measurement and monitoring functions are exercised independently of the front-office functions to be supervised (separation of front-office and back-office function).

In addition, the Chief Risk Officer is responsible for the development, implementation and monitoring of limit compliance, of risk reporting, of the risk management strategy and of the associated standards and processes.

The Chief Risk Officer also has oversight of credit risk control for the Erste Bank Group. Under the Chief Risk Officer's leadership, standards are defined for credit policy and processes, credit portfolio management and risk-adjusted pricing. As well, the Chief Risk Officer is the functional head of the entire credit risk management organisation.

In view of the growing demands placed on risk control, and in the interest of a clear definition of the roles and areas of authority of all units involved, the Group credit risk management and risk control activities are combined and bundled in the Strategic Risk Management service unit.


CHIEF RISK OFFICER (CRO)
STRATEGIC RISK MANAGEMENT
Group Risk Control
Group Credit Risk
Reporting & Credit Standards
Group Market Risk Control
Group Credit Risk Control
Group Operational Risk Control
Rating Systems & Methods

Risk Control

The Group Risk Control department forms part of the Strategic Risk Management unit. Group Risk Control acts as a central and independent risk control unit as required by the Austrian Banking Act (Section 39 (2)) and formulates Group guidelines for processes relating to risk management (these guidelines are codified in the Erste Bank Risk Rulebook). As an organisational entity independent of the business units, Group Risk Control thus ensures that all measured risks are within the limits set by the Managing Board.

The core competencies of Group Risk Control in the risk control process include the daily computation, analysis and reporting of market risks for the whole Group and the timely and continuous monitoring of credit, business and operational risks on the basis of Value-at-Risk. Another key function is the aggregation of all risks (market, credit, business and operational) into a measure of total bank risk (economic capital) as part of the determination of the risk absorbing capacity. Finally, Group Risk Control also prepares regular reports to the Managing Board based on Value-at-Risk. In mid-2005, the mandate of the Group Risk Control department was extended to include developing and validating rating methods and systems in the Erste Bank Group.

To do justice to this broad mandate, Group Risk Control is divided into four groups, focusing on market, credit and operational risk and rating methods and systems. The market, credit and operational risk sub-units each calculate Value-at-Risk on an ongoing basis with the help of implemented models. Their other responsibilities include the refinement and updating of the models and measurement methods employed and the rollout of the risk control process in the Group. The rating methods and systems group is responsible for developing and implementing standard rating methods and systems throughout the Group.

Risk Control process

The Erste Bank Group's independent risk control process has five elements:

Risk identification at the Erste Bank Group means the detection of all relevant risks related to banking operations. A systematic and structured approach to this task is emphasised. Aside from existing risks, potential risks also need to be identified. The aim of risk identification is the permanent, timely, rapid, complete and cost-effective detection of all individual risks that have a bearing on the achievement of the Erste Bank Group's business targets. However, risk identification is concerned not only with the early detection of risks themselves, but also the most complete possible recognition of all sources of risk.

Risk measurement at the Erste Bank Group means the valuation and analysis of all quantifiable risks on the basis of Value-at-Risk (VaR).

The **expected loss** is the average amount which Erste Bank loses per year in its business activities. This represents the average annual observed historical loss over the course of an economic cycle. These foreseeable costs enter into pricing as a risk premium (standard risk costs) and must be recouped through the terms extended to customers. The expected loss thus does not pose a risk for Erste Bank, but simply a „cost of doing business".

The **unexpected loss** (equivalent to Value-at-Risk) is the maximum actual loss in excess of this expected loss for a given observation period and a predetermined probability of occurrence (expressed in terms of a confidence level). For this unexpected loss, equity capital must be set aside.

In addition, **stress scenarios** are defined, with the goal of quantifying the losses that may be triggered by extremely adverse, albeit highly unlikely, events. The information gained from stress test scenarios complements Value-at-Risk results, making it easier to predict the effects of potential extreme market movements.

Risk aggregation refers to the compilation of the results of Value-at-Risk-based risk measurement for the individual risk types (taking into account diversification effects) into an aggregate potential loss from the assumption of risk. This resulting aggregate measure is known as economic capital (representing Value-at-Risk at a confidence level of 99.95% over a one year time period). In a multi-stage process, this aggregate total potential loss from the assumption of risk (economic capital) is compared to the resources (earnings potential, reserves and equity) available to cover potential losses. At Erste Bank this is done as part of the determination of risk absorbing capacity.

Risk limit-setting at Erste Bank refers to the setting of a loss ceiling (aggregate bank limit) by the management through the Risk Committee (RC) based on the periodic determination of risk absorbing capacity, which takes into account the bank's equity base and profitability situation.

Risk reporting at Erste Bank means continual reporting to management of the results of the various Value-at-Risk calculations in the individual risk types (daily Value-at-Risk report by the Market Risk Control group via Erste Bank's electronic management information system, monthly and quarterly reports, and risk absorbing capacity calculation).

Risk types

Market risk

Fluctuation in interest rates, exchange rates, share prices and commodity prices creates market risks. Market risks derive both from short-term trading (the trading book) in instruments whose prices are quoted daily and from the traditional banking business (the banking book).

Taking into account the bank's risk-absorbing capacity and projected earnings, the Managing Board sets the aggregate limit in the Risk Committee. The aggregate limit is then allocated by the Market Risk Committee (MARA) based on a recommendation by the decentralised Financial Markets Risk Management unit. All market risk activities are assigned risk limits that, in the aggregate, are statistically consistent with the aggregate Value-at-Risk limit covering all market risks of Erste Bank. Limit compliance is verified at several levels: by the appropriate local risk management unit, by Risk Management Financial Markets and also by the independent Group Risk Control unit.

A key step in limit-setting is the estimation of the potential losses that could result from market movements. This amount – Value-at-Risk – is calculated at Group level on a daily basis and reported to the Managing Board via the electronic management information system. Value-at-Risk is determined by the historical simulation method. In its analysis Erste Bank uses a 99% confidence interval and holding periods of one and ten days. The validity of the statistical methods applied is constantly checked by backtesting.

Extreme market situations can exert a strong influence on the value of trading positions and thus have extraordinary effects on trading results. The main such events are market movements that have a low probability of occurrence. Relying on purely statistical methods such as Value-at-Risk to measure risk does not adequately take into account the consequences of crisis situations. For this reason Erste Bank reinforces its Value-at-Risk-based risk measurement with stress testing by several methods (historical worst, extreme value theory, scenario analysis). The results of these assessments are made available to the Managing Board via the electronic management information system.

The market risk model approved by the Austrian Financial Market Authority is used to determine the minimum regulatory capital requirements of the Erste Bank Group under the Austrian Banking Act. The calculation employs the most favourable multiplier possible (3), assigned by the Financial Market Authority on the basis of an appraisal by the Austrian National Bank.

Credit risk

Credit risk arises in traditional lending business (losses incurred by the default of obligors or by the need to provision assets as a result of the deteriorating credit quality of borrowers) as well as from trading in market risk instruments (counterparty risk). Country risks are recognised implicitly in the calculation of credit risk.

The task of the Group Credit Risk Control unit within the Group Risk Control department in this context is the measurement of credit risk, using a portfolio model based on credit Value-at-Risk, for the entire credit business of Erste Bank AG and the largest foreign and domestic subsidiaries. Neither the Group Risk Control department nor the Group Credit Risk Control unit is involved in the operational credit decisions. That responsibility falls entirely to the relevant decentralised credit risk management units („Credit Risk Management International" and „Credit Risk Management Austria").

Measurement of credit Value-at-Risk is based on confidence levels of 95% and 99.95% (as in the total-bank risk management calculation of riskabsorbing capacity) and a risk horizon of one year. The central risk drivers in the portfolio model – the probabilities of default and transition probabilities for each customer segment – are determined based on the Group's own rating history and used in the calculation of credit Value-at-Risk.

The new standard risk cost model was introduced into Erste Bank AG's marginal costing at the beginning of 2005, using internal probabilities of default and transition probabilities. This measure was carried out in anticipation of the operational application of the Basel II provisions to credit pricing.

The development of stress test models required by the Austrian supervisory authorities for foreign currency and redemption payer lending was also completed in 2005 and has been implemented across the board at Erste Bank AG and in the savings banks.

Operational risk

Erste Bank uses the same definition of operational risk as the Basel Committee on Banking Supervision (Basel II): "the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events." In keeping with current practice at most international banks, the responsibility for operational risks rests with line management. The identification and measurement of operational risks employs quantitative and qualitative methods.

The quantitative measurement methods are based on internal loss experience data, which are collated across the group using a standard methodology and entered in a central data pool. The proper transmission of loss reports is verified by the Internal Audit department. In order to factor in losses which have not occurred to date but are nevertheless possible, external data and scenarios are also used. A Value-at-Risk for operational risks is also calculated at Erste Bank AG, Česká spořitelna a.s. and Slovenská sporitel'ňa a.s.

The Managing Boards of Erste Bank AG and CEE subsidiaries receive quarterly reports on changes in operational risks from local OpRisk managers.

On the qualitative side, the risk assessments method employed since the beginning of 2003 has been further developed. A simplified top-down approach is applied in the subsidiaries, with the help of risk mapping, which it will be possible to develop at a later date into risk assessment. Control instruments will be developed on the basis of this qualitative information, in order to support line management in decisions to reduce operational risks. Erste Bank is working on an international study to define key risk indicators which can then be used as a potential risk early warning system.

Since the beginning of 2004 the insurance cover obtained by the Erste Bank Group is combined in a group-wide insurance programme. By means of this approach, the cost for the Group's traditional property insurance needs was reduced, making it possible to buy additional insurance for previously uninsured banking-specific risks. The combination of potential economies and additional insurance cover, without an increase in overall cost, is achieved by retaining part of the losses in a captive reinsurance firm, thus permitting diversification of risk in the Group.

Another chapter on the subject of operational risk has been added to the Erste Bank Risk Rulebook, defining the framework of operational risk management and control.

Business risk (fixed-costs risk)

Business risk, or fixed-costs risk, is defined by Erste Bank as the risk that an unexpected decline in revenues will lead to a loss because of the inflexibility of fixed costs. Known also as operating leverage risk, business risk thus reflects the degree of volatility of the major income and revenue items in Erste Bank's contribution margin accounting. Such unexpected fluctuations in income may be caused by changes in the competitive environment or customer behaviour or by technological advances.

Controlling Erste Bank's overall risk

At Erste Bank AG, the regulatory requirements for qualitative risk management that result from pillar 2 of Basel II (Supervisory Review Process) and from the ICAAP (Internal Capital Adequacy Assessment Process) consultation paper are fulfilled by the risk absorbing capacity calculation which has been in use for years and by risk-adjusted performance measurement.

Determination of risk absorbing capacity

It follows from the risk absorbing capacity calculus that the objective of an overall risk control function must be to ensure the credit institution's continued solvency. The central tool for safeguarding this continued solvency of Erste Bank AG is the calculation of risk absorbing capacity. In this computation, the Value-at-Risk resulting from the different risk types is aggregated to arrive at the total potential loss from the assumption of risk (Economic Capital) and this loss potential is then compared in a multi-stage process to the resources (earnings potential, reserves and equity) available to cover these potential losses. Aside from the risk actually measured, a safety buffer and the existing risk limits are also taken into account on a Value-at-Risk basis. The point of this comparison is to determine the extent to which the bank is in a position to absorb potential unexpected losses (calculation of risk absorbing capacity). Risk absorbing capacity thus represents a limit for the aggregate risk activities of Erste Bank. Based on the bank's measured ability to bear risk, the Managing Board establishes an aggregate bank limit at the quarterly Risk Committee meeting.

The measure of risk used to calculate this aggregate bank limit is the Economic Capital that the bank must hold in order to cover its risk. This Economic Capital is defined as the minimum capital necessary on an annual basis to cover unexpected losses at a confidence level of 99.95%, derived from the default probability of Erste Bank's target rating. The objective of calculating this figure is to determine the amount of capital needed in order to ensure Erste Bank's continued viability even in extreme loss scenarios. This figure also allows for comparative measurement and aggregation of all risks. In parallel with this approach based on Economic Capital, the risk absorbing capacity is also calculated at a much lower confidence level of 95% and conveyed to the management as supplementary information.

Erste Bank AG's aggregate risk by risk type (unaudited)

Allocation of Economic Capital (99.95% confidence level) at 31 December 2005


1.0%
Business risk
3.2%
Market risk
7.0%
Operational risk
17.0%
Operational risk from credit risk
71.8%
Credit risk

Risk-adjusted performance measurement (RAPM) and shareholder value added

Building on this calculation of risk throughout the bank based on Value-at-Risk for the different types of risk, Erste Bank can use the Economic Capital determined for each business area as the crucial component in the calculation of risk-adjusted Return on Economic Capital (RoEC). This figure compares all revenue with the risk that is taken in generating it, using Economic Capital as the measure of risk. As part of measuring risk-adjusted performance (RAPM), a comparison is drawn between the results of marginal costing based on regulatory capital and the results based on Economic Capital.

Return on Economic Capital (RoEC) is determined for each business unit. This extends the existing controlling tools, such as marginal costing based on regulatory capital – by also making available to management the information it needs to view the entire bank through the lens of risk-return ratios. Going beyond the determination of regulatory capital adequacy, this parallel computation also lays the foundation for risk-efficient capital allocation based on risk-adjusted performance measurement (RAPM). Thus, Economic Capital and RoEC combine risk limit setting aimed at preserving the bank's continued existence (Going Concern Principle) with active risk and capital management geared to increasing Erste Bank's enterprise value for its shareholders (adding shareholder value).

Decentralised risk management

The decentralised Financial Markets Risk Management group within the Treasury business unit is responsible for the day-to-day control of the market risk associated with trading activities. It oversees market risk limits and counterparty limits. Other key duties include risk reporting, supporting the trading desk, legal support, testing of new products and – in co-ordination with Group Risk Control – market risk management.

The Treasury unit is also where market risks relating to the banking book are measured. The Balance Sheet Management group submits monthly reports to the Asset Liability Committee (ALCO) on the interest rate risk of Erste Bank Group and the savings banks group, to be used as a basis for adjusting balance sheet risks.

The responsibility for operational credit risk management rests with two service units: Credit Risk Management Austria and Credit Risk Management International. Foreign branches and subsidiaries have their own risk management units as required.

Basel II

In order to fulfil the requirements of the new capital adequacy regulations (Basel II), a dedicated Basel II programme was set up in the Erste Bank Group. Its technical direction is provided by the Strategic Risk Management unit.

ICAAP – implementation in Savings Bank group

A concept has been developed in a joint working party with savings banks, the Savings Bank Association and the Savings Bank Audit Association, which takes account of the principle of proportionality. This puts the conditions in place for meeting the quantitative requirements of Basel II/Pillar II and ICAAP. This concept of a capital adequacy assessment for savings bank has been put into practice by the Savings Bank Association and has been available to all savings banks as an on-line tool since the autumn of 2005.

Advanced approaches to measuring credit, market and operational risk

Erste Bank AG is an active participant in the consultation process shaping the new capital adequacy regulations for banks. Erste Bank's goal is to qualify for advanced approaches (according to the Basel II definition) when the new provisions enter into force.

For credit risk, Erste Bank seeks to apply the Advanced IRB Approach in the retail segment and the Foundation IRB Approach in all other Basel segments. For the measurement of market risk in the trading book, an internal model approved by the Austrian Financial Market Authority is already in place, and the model for measuring interest rate risk in the banking book already satisfies the Basel II requirements to a large extent. In the area of operational risk, Erste Bank is working to qualify for an Advanced Measurement Approach (the loss distribution approach) when the new provisions take effect. The decision as to which approach will ultimately be used to determine capital adequacy depends on the final form of the qualitative and quantitative requirements.

Credit exposure

in EUR million	Total loans and advances to credit institutions and customers (incl. fixed-income securities)	Guarantees/ letters of credit	Total 2005	Total restated 2004
Banking and insurance	44,986	3,433	48,419	43,203
Consumers	27,927	106	28,033	23,454
Public administration, social security	20,063	1,601	21,664	20,109
Manufacturing	6,902	1,478	8,380	7,966
Real estate	13,197	822	14,019	12,176
Retail	7,535	640	8,175	7,955
Construction	3,128	1,146	4,274	4,108
Hotels and restaurants	3,224	192	3,416	2,884
Transport and communication	2,628	305	2,933	2,745
Energy and water supply	1,297	137	1,434	1,570
Other	5,837	269	6,106	5,822
Total	**136,724**	**10,129**	**146,853**	**131,992**

The total comprises loans and advances to credit institutions and customers, fixed-income securities held in the trading portfolio, held as fair value through profit or loss as well as available for sale and as financial investments (held to maturity portfolio), and finally off-balance-sheet credit risks.

The changes in risk provisions are explained in Notes 2 and 13.

Interest rate risk

Interest rate risk is the risk of adverse change in the fair value of financial instruments caused by movement in market interest rates. This type of risk arises when mismatches exist between assets and liabilities (including off-balance-sheet items) in respect of their maturities or of the timing of interest rate adjustments.

In order to identify interest rate risk, all financial instruments, including transactions not recognised in the balance sheet, are grouped in order of maturity bands based on their remaining term to maturity or term to an interest rate adjustment.

The following tables list the open fixed-income positions held by the Erste Bank Group in the four currencies that carry significant interest rate risk: the euro, Czech koruna, Slovak koruna and Hungarian forint.

Only those open fixed-income positions are shown which are not allocated to the trading book. Positive values indicate fixed-income risks on the asset side, i.e. a surplus of asset items; negative values represent a surplus on the liability side.

Open fixed-income positions not assigned to the trading book (unaudited)

in million	1-3 years	3-5 years	5-7 years	7-10 years	over 10 years
Fixed-interest gap in EUR					
positions at 31 December 2005	-1,652.1	-654.4	1,684.9	1,064.4	195.2
Fixed-interest gap in CZK					
positions at 31 December 2005	-11,559.5	-14,880.1	14,370.9	12,948.5	10,050.9
Fixed-interest gap in SKK					
positions at 31 December 2005	3,937.5	522.8	1,579.9	8,763.5	525.9
Fixed-interest gap in HUF					
positions at 31 December 2005	-12,635.9	57,505.2	1,313.5	257.9	33.7

Hedging

The goals of market risk management for the banking books of the Erste Bank Group are to optimise the risk position while taking into account the economic environment, competitive situation, market value risk and effect on net interest income; to maintain an appropriate liquidity position for the Group; and to centrally manage all market risks inherent in the banking book via the Group's Asset Liability Committee.

In keeping with the goals of risk management, hedging activities focus on the two main control variables – net interest income and market value risk. Two kinds of instruments are available with which to manage these variables: Cash flow hedges are used to mitigate interest rate risk. Fair value hedges are employed to reduce market risk.

Fair value hedges are currently used to turn fixed-income or structured transactions into variable-income transactions. The current policy on debts evidenced by certificates is to use fair value hedges to convert those issues that are not money-market-linked into issues that are. Other fair value hedges were set up for part of the syndicated loan portfolio and for fixed interest loans.

Interest rate swaps and floors are the main instruments used for these fair value hedges. In connection with issuance, fair value is also hedged by means of cross currency swaps, swaptions, caps, floors and other options.

Cash flow hedges are used for three objectives: to turn money-market-linked transactions into fixed-interest transactions and thus reduce interest rate risk; to safeguard a minimum interest rate via floors; and to hedge anticipated foreign-currency income against exchange-rate risk. Some of the revolving money market liabilities are currently converted into fixed-interest transactions. Floors are used to secure a minimum interest rate on money market-linked loans in case of declining market interest rates.

Interest rate swaps and floors were employed to hedge interest cash flows. Currency risk was hedged with spot transactions.

33) Total volume of unsettled derivatives at 31 December 2005

in EUR million	NOMINAL AMOUNT BY REMAINING MATURITY				FAIR VALUE	
	< 1 year	1-5 years	> 5 years	Total	Positive	Negative
Interest rate contracts						
OTC products						
- Interest rate options						
Purchase	9,689	12,474	6,531	28,694	542	-15
Sell	8,801	12,328	6,549	27,678	12	-593
- Interest rate swaps						
Purchase	102,988	37,860	24,549	165,397	5,893	-461
Sell	111,503	34,233	19,711	165,447	449	-5,360
- FRA's						
Purchase	13,434	979	-	14,413	4	-7
Sell	13,487	979	-	14,466	6	-4
Listed products						
- Futures						
Purchase	3,024	50	55	3,129	2	-
Sell	2,268	441	462	3,171	-	-
- Interest rate options						
Purchase	1,727	-	193	1,920	2	-
Sell	465	-	-	465	-	-2
Currency contracts						
OTC products						
- Currency options						
Purchase	5,426	280	-	5,706	32	-
Sell	5,430	223	-	5,653	-	-30
- Currency swaps						
Purchase	39,392	1,494	2,181	43,067	430	-531
Sell	38,798	1,876	1,940	42,614	602	-276
Listed products						
- Futures						
Purchase	151	-	-	151	1	-2
Sell	49	-	-	49	-	-

in EUR million	NOMINAL AMOUNT BY REMAINING MATURITY < 1 year	1–5 years	> 5 years	Total	FAIR VALUE Positive	Negative
Precious metal contracts						
OTC products						
– Precious metal options						
Purchase	22	–	–	22	–	–
Sell	22	–	–	22	2	–
Securities-related transactions						
OTC products						
– Stock options						
Purchase	115	88	141	344	46	-7
Sell	206	180	1,788	2,174	1	-45
Listed products						
– Futures						
Purchase	158	1	–	159	–	-1
Sell	221	–	–	221	–	–
– Stock options						
Purchase	375	18	–	393	1	–
Sell	1,130	–	–	1,130	–	-1
Total	**358,881**	**103,504**	**64,100**	**526,485**	**8,025**	**-7,335**
Thereof OTC products						
Purchase	171,066	53,175	33,402	257,643	6,947	-1,021
Sell	178,247	49,819	29,988	258,054	1,072	-6,308
Thereof listed products						
Purchase	5,435	69	248	5,752	6	-3
Sell	4,133	441	462	5,036	–	-3

34) Fair value of financial instruments

In the table below, the (unaudited) fair values of individual balance sheet items are compared to the corresponding carrying amounts.

The market value is the sum which can be obtained from the sale of a financial instrument on an active market or which would have to be paid in order to purchase the instrument in question. Financial instruments are measured on the basis of market prices, where available, and on standardised, generally accepted valuation models where no market price is available. Cash values are established for linear derivatives (e.g. interest rate swaps, cross currency swaps, FX forwards, forward rate agreements) by discounting the replicating cash flows. Plain vanilla OTC options (on shares, currencies and interest rates) are valued using Black Scholes option price models and complex interest rate derivatives are valued using Hull White and/or BGM models. Credit derivatives are valued using hazard rate models.

Erste Bank only uses valuation models which have been tested internally and which guarantee that the valuation parameter (e.g. interest rates, exchange rate, volatility) has been established independently.

For items without a contractual fixed maturity, the carrying amount was used.

in EUR million	2005		restated 2004	
	Fair value	Carrying amount	Fair value	Carrying amount
ASSETS				
Cash and balances with central banks	2,728	2,728	2,723	2,723
Loans and advances to credit institutions	16,854	16,858	15,703	15,684
Loans and advances to customers	80,624	80,419	73,331	72,843
Risk provisions	-2,817	-2,817	-2,804	-2,804
Trading assets	5,426	5,426	4,628	4,628
Fair value through profit or loss and available for sale	18,644	18,644	15,967	15,967
Financial investments	24,113	23,611	22,639	21,926
Derivatives in banking book (other assets)	530	530	564	564
LIABILITIES				
Amounts owed to credit institutions	33,833	33,911	28,590	28,551
Amounts owed to customers	72,668	72,793	68,220	68,213
Debts evidenced by certificates	21,291	21,291	19,710	19,710
Trading liabilities (other liabilities)	1,304	1,304	1,046	1,046
Subordinated capital	4,290	4,290	3,706	3,706
Derivatives in banking book (other liabilities)	236	236	288	288

35) Contingent liabilities and other obligations

in EUR million	2005	restated 2004
Contingent liabilities		
Guarantees and warranties	10,130	8,335
Other	287	357
Total	**10,417**	**8,692**
Other obligations		
Undrawn credit and loan commitments, promissory notes	16,576	16,655
Other	1,317	797
Total	**17,893**	**17,452**

Legal proceedings

Haftungsverbund

At the end of 2003, an Austrian competitor of Erste Bank alleged to the Austrian Financial Market Authority and to the Austrian Federal Competition Authority that the formation of the Haftungsverbund between Erste Bank and a number of the other Austrian savings banks violates European competition legislation.

At present, the Austrian Cartel Court (at the request of the Austrian Federal Competition Authority and the competitor) is reviewing the question of the applicability of European competition law to the cooperation under the Haftungsverbund between Erste Bank and the member savings banks. While banking groups such as the Haftungsverbund are explicitly exempt from Austrian competition rules, the plaintiffs argue that the Haftungsverbund has an effect on interstate commerce between Austria and other EU member states, and therefore EC competition rules have to be applied. In addition, the current cooperation under the Haftungsverbund between Erste Bank and the other members qualifies as a credit institute group according to the Austrian Banking Act. This allows Erste Bank to consolidate the qualifying capital (required under section 24 of the Austrian Banking Act) and the risk-weighted assets (required under section 22 of the Austrian Banking Act) of the members of the Haftungsverbund.

An examination by the Austrian Financial Market Authority of the validity of the competitor's allegations has already concluded that the Austrian Financial Market Authority shall continue to apply section 30 (2a) of the Austrian Banking Act and confirmed that the Haftungsverbund qualifies as a credit institute group.

The consolidation of Haftungsverbund members' qualifying capital and risk-weighted assets originally resulted in a 0.55 percent improvement in the core capital ratio of the Erste Bank Group. Thus, even without the qualifying capital of the other Haftungsverbund member savings banks, Erste Bank would comply with the statutory minimum levels of regulatory capital.

In order to quickly resolve these proceedings, Erste Bank, together with some other members of the Haftungsverbund, filed an application with the Austrian Cartel Court in December 2004 for a declaratory decision that the Haftungsverbund qualifies as a "Zusammenschluss" (merger) within the meaning of the Austrian Cartel Act. If the Austrian Cartel Court finds that the Haftungsverbund is in fact a merger, the rules regarding cooperation agreements would not be applicable, and thus the abovementioned proceedings would be terminated.

State aid Erste Bank Hungary

The European Commission is currently reviewing past state aid granted by the governments of the newly acceded EU member states with respect to their conformity with EU standards for the period after the accession date of 1 May 2004.

With respect to Hungary's Postabank, the European Commission has informed Hungary that it has serious doubts about the compatibility of an "indemnity for unknown claims" granted by the Republic of Hungary to Erste Bank with the Acquis Communitaire. It has therefore decided to object to that measure. The European Commission has subsequently initiated the formal investigation procedure laid down in Article 88 (2) of the EC Treaty against Hungary. This investigation, in which Erste Bank participates as an affected third party, is still pending and no decision has yet been taken

Salzburger Sparkasse

In November 2005, Salzburger Sparkasse reached an agreement in court with the plaintiff attorneys to settle the WEB-IMMAG case, in which some three thousand former WEB-IMMAG investors, with the support of the Verein für Konsumentenschutz, had brought civil suits against Salzburger Sparkasse claiming alleged damages plus interest in a total amount of EUR 127 million. Salzburger Sparkasse undertook to pay an amount of about EUR 19.7 million (including legal fees of EUR 0.6 million) to the plaintiffs. The plaintiffs' attorneys in turn undertook, among others, to not represent clients against Salzburger Sparkasse in relation to the WEB-IMMAG issue any more. After the plaintiffs had given the consents required for the settlement to become enforceable, payment of the settlement amount was effected in January 2006. The payment was made by Erste Bank.

Austrian Cartel Court ruling on Central European acquisitions

In 2005, Erste Bank applied to the Austrian Cartel Court for a declaration that the acquisitions of majority interests in Česká spořitelna a.s., Slovenská sporitel'ňa a.s., Postabank and Rijecka Banka between 2000 and 2003 were not subject to merger control requirements. Such court subsequently decided that the acquisitions of Postabank and Rijecka Banka were not subject to domestic merger control but that the acquisitions of Česká spořitelna a.s. and Slovenská sporitel'ňa a.s. were not exempt from the notification requirements of Section 41 et seq. of the Austrian Cartel Act. This decision is not final and Erste Bank has filed an appeal to the Austrian Supreme Court (the appellate court in cartel matters). A final decision by the Austrian Supreme Court has not yet been rendered.

As a precautionary measure, Erste Bank formally applied for acquisition approval. On 14 October 2005, the Cartel Court approved the acquisitions of Česká spořitelna a.s. and Slovenská sporitel'ňa a.s. and these decisions are final. Consequently, the decision of the Austrian Supreme Court will have no effect on Erste Bank in relation to its past Central European acquisitions, but will however provide a guideline for notification requirements for future acquisitions.

Potential law suit by Deloitte Hungary against Erste Bank Hungary

Deloitte Hungary has been sued by the Hungarian State alleging that as the majority shareholder of Postabank, the Hungarian State suffered losses of HUF 171 billion as a result of negligence by Deloitte Hungary in respect to its work as auditor of Postabank's financial statements for the year ended 31 December 1997, as well as the six month period ended 30 June 1997 and the period ended 31 July 1998. The Hungarian State alleges that Deloitte Hungary was negligent in not uncovering certain transactions which disguised losses suffered by Postabank, as well as uncertainties in relation to

Postabank's provisioning and certain other matters. The State alleges that if Deloitte Hungary had uncovered these problems as part of its audit, the shareholders of Postabank would have taken corrective action which would have prevented further losses. In July 2005 the court of first instance found that Deloitte Hungary and the Hungarian State were each 50% liable for the errors in Postabank's financial statements, since the situation of Postabank at the time should have been evident to the Hungarian State. The question of damages is now being considered.

Deloitte Hungary has indicated to Erste Bank Hungary that if it is found liable, it will bring suit against Erste Bank Hungary as the successor to Postabank alleging that any errors in the financial statements of Postabank were the result of erroneous data provided by Postabank to Deloitte Hungary. Erste Bank currently expects that a lawsuit would not be filed until the case between Deloitte Hungary and the Hungarian State is resolved in a final judgement, which is not expected to occur for at least three years. However, there is no certainty as to whether, and if so when such a lawsuit would be filed.

Ruling of the Supreme Court concerning the adjustment of saving deposit rates

In a ruling published in January 2006 the Austrian Supreme Court has declared certain clauses used by an Austrian competitor in his terms and conditions for savings passbooks to be contrary to the consumer protection law. One of these clauses deals with the right of the credit institute to unilaterally change the savings deposit rate. This clause is not only used by the competitor, but by most Austrian credit institutes, including Erste Bank. According to the ruling of the Supreme Court a credit institute may not adjust the interest rate of a savings passbook unilaterally and without having more closely stipulated the conditions for such adjustment in advance, unless such adjustment is reasonable, in particular because the change is only minor and objectively justified.

In its public statements the Verein für Konsumentenschutz, an Austrian consumer protection organisation, argues that as a result of this landmark decision there does not only exist a duty on the part of the credit institutions effected to change the interest rate adjustment clause used so far for savings passbooks, but considers this ruling also to provide ground for a review whether past adjustments of the applicable interest rates for savings passbooks where objectively justified, including the review of the possibility for consumers to make claims against credit institutes retroactively. Such organisation has also announced that it would file further test cases in relation to the issue of interest rate adjustment for savings passbooks.

Other

As well, both Erste Bank and some subsidiaries are involved in legal disputes of a nature typically encountered during the conduct of ordinary business activities. It is currently unlikely that these legal proceedings will have material negative impact on the financial position or the results of operations of Erste Bank, as either appropriate provisions have already been made, or Erste Bank has rights of recourse, or the cases in question are of insignificant magnitude in the aggregate.

36) Breakdown of remaining maturities at 31 December 2005

in EUR million	On demand	Up to 3months	3months -1 year	1-5 years	>5 years
Loans and advances to credit institutions	1,750	10,147	2,372	1,853	736
Loans and advances to customers	6,512	8,695	9,686	21,509	34,017
Trading assets	419	368	301	1,575	2,763
Fair value through profit or loss and available for sale	1,141	281	1,193	4,736	11,293
Held to maturity portfolio	6	945	2,246	8,024	3,901
Total	**9,828**	**20,436**	**15,798**	**37,697**	**52,710**
Amounts owed to credit institutions	2,629	26,171	2,040	1,984	1,087
Amounts owed to customers	27,822	12,828	9,452	10,507	12,184
Debts evidenced by certificates	387	4,093	2,531	6,620	7,660
Subordinated capital	-	39	76	556	3,619
Total	**30,838**	**43,131**	**14,099**	**19,667**	**24,550**

37) Events after the balance sheet date

On 21 December 2005, the share purchase agreement was signed for the acquisition by Erste Bank of 61.88% of the shares in the Romanian Banca Comerciala Romana S.A. (BCR). Erste Bank has acquired 36.88% from the Romanian government and 12.5% plus one share from both the European Bank for Reconstruction and Development (EBRD) and the International Finance Corporation (IFC). The provisional purchase price (net of additional costs) amounts to EUR 3.75 billion. Closing (and hence definitive acquisition) is scheduled for the 2nd quarter of 2006.

On 9 January 2006, the Managing Board of Erste Bank AG decided, with the assent of the Supervisory Board, to increase the share capital of Erste Bank der oesterreichischen Sparkassen AG, in order to finance the purchase of BCR and strengthen the capital basis, by issuing approximately 58.95 million shares plus 10% greenshoe, issuing a total of up to approximately 64.85 million new shares. The subscription period for the new shares began on 11 January and ended on 26 January 2006. With the full greenshoe quota used, a total of 64,848,960 new shares were issued at an issue price of EUR 45. The subscribed share capital was increased by EUR 129.7 million.

38) Boards of Erste Bank der oesterreichischen Sparkassen AG

SUPERVISORY BOARD

Heinz Kessler, President	Retired CEO
Klaus Braunegg, until 11 May 2005, First Vice President	Attorney at law
Georg Winckler, from 11 May 2005, First Vice President	Rector of the University of Vienna Professor of Economics at the University of Vienna
Theresa Jordis, Second Vice President	Attorney at law
Bettina Breiteneder	Businesswoman
Elisabeth Gürtler	Businesswoman Member of the Management Board of the Austrian Hotel Association
Jan Homan	Chief Executive Officer of Teich AG
Werner Hutschinski	Retired General Manager
Josef Kassler	Retired CEO
Lars-Olof Ödlund	Senior Advisor
Wilhelm Rasinger, from 11 May 2005	Businessman
Friedrich Rödler	Public Accountant and Tax Consultant
Hubert Singer	Chief Executive Officer of Dornbirner Sparkasse AG

REPRESENTATIVES OF THE STAFF COUNCIL

Günter Benischek	Chairman of the Central Staff Council
Erika Hegmala	Vice Chairwoman of the Central Staff Council
Ilse Fetik	Member of the Central Staff Council
Joachim Härtel	Member of the Central Staff Council
Christian Havelka	Member of the Central Staff Council
Anton Janku	Member of the Central Staff Council

REPRESENTATIVES OF THE SUPERVISORY AUTHORITY

Robert Spacek	Senate Councillor, State Commissioner
Dietmar Griebler, from 1 February 2005	Senate Councillor, Deputy State Commissioner
Sabine Kanduth-Kristen	State Controller for Premium Reserve
Eduard Moser	Deputy State Controller for Premium Reserve
Irene Kienzl	Trustee for Guarantee of Mortgage and Municipal Bonds
Anton Rainer	Deputy Trustee for Guarantee of Mortgage and Municipal Bonds

MANAGING BOARD

Andreas Treichl	Chairman
Elisabeth Bleyleben-Koren	Vice Chairwoman
Reinhard Ortner	Member
Franz Hochstrasser	Member
Erwin Erasim	Member
Christian Coreth	Member

39) Details of the holdings of the Erste Bank Group at 31 December 2005

Ownership of the Erste Bank Group

The explanations concerning the basis of consolidation, taking account of the Haftungsverbund Agreement between Erste Bank AG and Austrian savings banks, are presented at the beginning of the Notes.

The reported equity and earnings figures were generally prepared in accordance with IFRS and may therefore differ from the financial statements of the individual companies prepared according to local policies and from the presentation for the purpose of segment reporting.

The net income reported is equivalent to net income/loss after tax (but before allocations to reserves).

The indirectly held shares reported do not include shares held via savings banks consolidated within the Haftungsverbund Agreement.

Company name, domicile	Interest in %	Shareholders' equity in EUR million	Net income in EUR million	Profit-transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
1.) Credit institutions						
Allgemeine Sparkasse Oberösterreich Bankaktiengesellschaft, Linz (Group)	26.9%	456.4	54.1		31.12.2005	F
Bausparkasse der österreichischen Sparkassen Aktiengesellschaft, Vienna	98.0%	123.7	15.0	X	31.12.2005	F
Česká spořitelna a.s., Prag (Group)	98.0%	1,523.1	309.8		31.12.2005	F
Erste & Steiermärkische banka d.d., Rijeka	51.4%	240.8	46.9		31.12.2005	F
Erste Bank (Malta) Limited, Sliema	100.0%	129.9	9.0		31.12.2005	F
ERSTE BANK AD NOVI SAD, Novi Sad	95.6%	17.2	-7.6		31.12.2005	F
Erste Bank Hungary Rt., Budapest (Group)	99.9%	322.3	75.8		31.12.2005	F
ERSTE-SPARINVEST Kapitalanlagegesellschaft m.b.H., Vienna	84.3%	13.1	25.5	X	31.12.2005	F
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	3.1%	44.5	18.0		31.12.2004	E
Intermarket Bank AG, Vienna	21.3%	25.2	3.7		31.12.2005	E
Kapital-Beteiligungs Aktiengesellschaft, Vienna	15.0%	8.8	0.1		30.09.2005	N
Kärntner Sparkasse Aktiengesellschaft, Klagenfurt (Group)	25.0%	287.4	31.7		31.12.2005	F
NÖ Beteiligungsfinanzierungen GmbH, Vienna	30.0%	3.0	0.1		30.09.2005	E
NÖ Bürgschaften GmbH, Vienna	25.0%	6.5	-		31.12.2004	E
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna (Group)	12.9%	269.8	24.7		31.12.2004	N
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	18.8%	26.9	1.2		31.12.2005	N
Prvá stavebná sporitelna, a.s., Bratislava (Group)	35.0%	199.7	9.6		31.12.2005	E
s Wohnbaubank AG, Vienna (Group)	90.7%	32.5	2.9	X	31.12.2005	F
Salzburger Sparkasse Bank Aktiengesellschaft, Salzburg	98.7%	168.0	9.5	X	31.12.2005	F
Slovenská sporiteľňa a.s., Bratislava (Group)	100.0%	505.6	92.6		31.12.2005	F

[1] *Profit transfer agreement with Erste Bank AG*

[2] F Fully consolidated, E Consolidated at equity, N Not consolidated

Company name, domicile	Interest in %	Shareholders' equity in EUR million	Net income in EUR million	Profit-transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
„Spar - Finanz" - Investitions- und Vermittlungs-Aktiengesellschaft, Vienna	50.0%	3.7	0.1		31.12.2005	E
Sparkasse Hainburg-Bruck-Neusiedl Aktiengesellschaft, Hainburg	75.0%	28.4	4.2	X	31.12.2005	F
Sparkasse Kremstal-Pyhrn Aktiengesellschaft, Kirchdorf	24.1%	46.6	6.7		31.12.2005	F
Sparkasse Mühlviertel-West Bank Aktiengesellschaft, Rohrbach	40.0%	49.8	4.4		31.12.2005	F
Sparkasse Voitsberg-Köflach Bankaktiengesellschaft, Voitsberg	6.3%	26.3	1.3		31.12.2005	F
Steiermärkische Bank und Sparkassen Aktiengesellschaft, Graz (Group)	25.0%	687.2	66.7		31.12.2005	F
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck, Innsbruck (Group)	74.7%	171.7	14.6		31.12.2005	F
2.) Other financial institutions						
EBV - Leasing Gesellschaft m.b.H. & Co. KG., Vienna	100.0%	2.1	0.6		31.12.2005	F
Erste Corporate Finance GmbH, Vienna	100.0%	0.7	0.2		31.12.2005	F
Erste Securities Polska S.A., Warschau (Group)	100.0%	4.7	0.5		31.12.2005	F
Erste Securities Zagreb d.o.o., Zagreb	97.6%	2.2	0.7		31.12.2005	F
IMMORENT Aktiengesellschaft, Vienna (Group)	100.0%	418.3	58.6	X	31.12.2005	F
Neue Eisenstädter gemeinnützige Bau-, Wohn- und Siedlungsgesellschaft m.b.H., Eisenstadt	50.0%	3.0	0.4		31.12.2004	N
Österreichisches Volkswohnungswerk, Gemeinnützige Gesellschaft mit beschränkter Haftung, Vienna	100.0%	30.2	2.8		31.12.2004	N
s Autoleasing GmbH, Vienna	100.0%	0.1	0.1		31.12.2005	F
„Wohnungseigentümer" Gemeinnützige Wohnbaugesellschaft m.b.H., Mödling	26.0%	20.5	3.7		31.12.2004	N
3.) Others						
ARWAG Holding-Aktiengesellschaft, Vienna (Group)	19.2%	54.6	12.5		31.12.2004	N
AVS Beteiligungsgesellschaft m.b.H., Innsbruck	51.0%	99.5	0.9		31.12.2005	F
BMG-Warenbeschaffungsmanagement GmbH, Vienna	55.9%	-	-		31.12.2005	F
Budapesti Értéktözsde Rt, Budapest	12.2%	21.3	4.2		31.12.2004	N
Capexit Private Equity Invest AG, Vienna (Group)	93.9%	12.8	-1.3		31.12.2005	F
CSSC Customer Sales Service Center GmbH, Vienna	46.9%	-	-		31.12.2005	F
Dezentrale IT-Infrastruktur Services GmbH, Vienna	74.4%	-	-	X	31.12.2005	F
Donau Allgemeine Versicherungs-Aktiengesellschaft, Vienna	8.5%	84.1	9.6		31.12.2004	N
EB-Beteiligungsservice GmbH, Vienna	99.8%	-	-	X	31.12.2005	F
EB-Malta-Beteiligungen Gesellschaft m.b.H., Vienna	100.0%	131.6	10.2		31.12.2005	F

[1] Profit transfer agreement with Erste Bank AG
[2] F Fully consolidated, E Consolidated at equity, N Not consolidated

Company name, domicile	Interest in %	Shareholders' equity in EUR million	Net income in EUR million	Profit-transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements [2]
EB-Restaurantsbetriebe Ges.m.b.H., Vienna	100.0%	-	-	X	31.12.2005	F
ecetra Internet Services AG, Vienna(Group)	100.0%	17.8	-3.9		31.12.2005	F
ECO Unternehmensbeteiligungs-GmbH, Vienna	100.0%	17.7	-0.9		31.12.2005	F
Erste Reinsurance S.A., Luxemburg	100.0%	15.0	-		31.12.2005	F
GESCO Gesellschaft für Unternehmens-communication GmbH, Vienna	55.8%	0.9	-1.1		31.12.2005	F
Informations-Technologie Austria GmbH, Vienna	25.9%	22.5	0.2		31.12.2005	E
OM Objektmanagement GmbH, Vienna (Group)	100.0%	83.4	16.7	X	31.12.2005	F
s Haftungs- und Kundenabsicherungs GmbH, Vienna	62.6%	0.2	-		31.12.2005	F
s Immobilienfinanzierungsberatung GmbH, Vienna	72.9%	-4.9	-0.2		31.12.2005	F
s REAL Immobilienvermittlung GmbH, Vienna (Group)	98.4%	1.7	0.7		31.12.2005	F
S Tourismus Services GmbH, Vienna	100.0%	4.8	-9.4		31.12.2005	F
SPARDAT Sparkassen-Datendienst Gesellschaft m.b.H., Vienna	73.4%	1.7	0.1		31.12.2005	F
Sparkassen Immobilien Aktiengesellschaft, Vienna (Group)	16.2%	224.7	5.0		31.12.2004	E
Sparkassen Versicherung Aktiengesellschaft, Vienna (Group)	61.9%	211.5	25.4		31.12.2005	F
Sparkassen Zahlungsverkehrabwicklungs GmbH, Linz	40.0%	0.4	-		31.12.2005	F
„Sparkassen-Haftungs Aktiengesellschaft", Vienna	38.5%	0.2	-		31.12.2005	F
SporDat, spol. s.r.o., Bratislava	99.5%	1.0	0.9		31.12.2005	F
S-Tourismusfonds Management Aktiengesellschaft, Vienna	99.9%	42.9	1.0		31.12.2005	F
UBG-Unternehmensbeteiligungs-gesellschaft m.b.H., Vienna	100.0%	0.6	-		31.12.2004	N
VBV-Pensionskasse Aktiengesellschaft, Vienna	27.2%	46.3	9.1		31.12.2004	E
VERMREAL Liegenschaftserwerbs- und -betriebs GmbH, Vienna	25.6%	8.2	0.1		31.12.2005	E
VMG-Erste Bank Versicherungsmakler GmbH, Vienna	100.0%	0.2	0.2	X	31.12.2005	F
WED Holding Gesellschaft m b H., Vienna	19.2%	11.5	-		31.12.2004	N
Wiener Börse AG, Vienna	10.1%	30.3	6.2		31.12.2004	N

[1] Profit transfer agreement with Erste Bank AG
[2] F Fully consolidated, E Consolidated at equity, N Not consolidated

Vienna, 6 March 2006

The Managing Board

Andreas Treichl mp
Chairman

Elisabeth Bleyleben-Koren mp
Vice Chairwoman

Reinhard Ortner mp
Member

Franz Hochstrasser mp
Member

Erwin Erasim mp
Member

Christian Coreth mp
Member

AUDITORS' REPORT

We have audited the consolidated financial statements of Erste Bank der oesterreichischen Sparkassen AG, Vienna, for the fiscal year from January 1, 2005 to December 31, 2005. Management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and for the preparation of the management report in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report is in accordance with the consolidated financial statements.

We conducted our audit in accordance with Austrian Standards on Auditing and the applicable Austrian laws and regulations and International Standards on Auditing (ISAs) issued by the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report is in accordance with the consolidated financial statements. In determining the audit procedures we considered our knowledge of the business activity, the economic and legal environment of the group and expectations about potential errors. An audit involves procedures to obtain evidence about amounts and disclosures in the consolidated financial statements predominantly on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any objections. In our opinion the consolidated financial statements of Erste Bank der oesterreichischen Sparkassen AG are in accordance with legal requirements and present fairly, in all material respects the financial position of the company as of December 31, 2005 and of the results of its operations and its cash-flows for the fiscal year from January 1, 2005 to December 31, 2005 in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. The management report is in accordance with the consolidated financial statements.

Vienna, 6 March 2006

Sparkassen-Prüfungsverband
Prüfungsstelle

Friedrich Hief
Public Accountant

Erich Kandler
Public Accountant

Deloitte Wirtschaftsprüfungs GmbH

Kurt Schweighart
Public Accountant

Thomas Becker
Public Accountant

Imprint

Publisher and copyright owner:
Erste Bank der oesterreichischen Sparkassen AG,
Graben 21, A-1010 Vienna

Concept and production:
schoeller corporate communications
Vienna/Hamburg

Photography:
Peter Rigaud (Page: 3,6)
Marco Moog (Family Pages)
Elisabeth Kessler (Page: 7)

Printer:
Holzhausen Druck & Medien GmbH,
A-1140 Vienna, Holzhausenplatz 1

ERSTE BANK

The Bank for Central and Eastern Europe



INTERIM REPORT
FIRST QUARTER 2006


ERSTE
BANK

KEY FINANCIAL AND OPERATING DATA

EUR million (unless otherwise stated)	1.1.-31.3.06	1.1.-31.3.05*
Income statement		
Net interest income	724.0	672.7
Risk provisions for loans and advances	-109.1	-101.3
Net commission income	342.2	311.1
Net trading result	91.2	57.2
General administrative expenses	-693.9	-658.9
Operating result	471.2	387.7
Pre-tax profit	380.4	284.4
Net profit after minority interests	239.6	160.3
Profitability ratios		
Net interest margin (in %)	2.04	2.10
Cost/income ratio (in %)	59.6	63.0
Return on equity (in %)	15.6	18.0
Earnings per share (in EUR)	0.83	0.67
	31.3.2006	**31.12.2005***
Balance sheet		
Total assets	158,815	152,660
Loans and advances to credit institutions	18,604	16,858
Loans and advances to customers	84,310	80,419
Risk provisions for loans and advances	-2,809	-2,817
Securities and other financial investments	48,401	47,681
Other assets	10,309	10,519
Total liabilities and shareholders' equity	158,815	152,660
Amounts owed to credit institutions	36,213	33,911
Amounts owed to customers	75,151	72,793
Debts evidenced by certificates, including subordinated capital	24,202	25,581
Other liabilities, provisions - minority interests	16,313	16,246
Shareholder's equity	6,936	4,129
Changes in total qualifying capital		
Risk-weighted assets pursuant to Sec. 22 Banking Act (in %)	76,639	75,078
Solvency ratio pursuant to Sec. 22 Banking Act (in %)	14.1	11.0
of which core capital ratio	10.2	6.8
	Q 1/2006	**Q 1/2005**
Stock market data		
High (EUR)	51.69	44.30
Low (EUR)	44.70	36.51
Closing price (EUR)	48.66	40.35
Market capitalisation (EUR billion)	14.90	9.70
Trading volume (EUR billion)	2.86	1.00

*) Prior-year figures (2005) have been adapted pursuant to the requirements of IAS 32 and IAS 39. Details of these changes were outlined in the press release dated 6 December 2005, which can be found on the Erste Bank website (www.erstebank.com).

RATINGS

Fitch	
Long-term	A
Short-term	F1
Individual	B/C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	B-
Standard & Poor's	
Short-term	A-2

PERFORMANCE OF THE ERSTE BANK SHARE



120
100
80
DJ Euro Stoxx Banks
Austrian Traded Index (ATX)
ERSTE BANK Share
1. January 2006
31. March 2006
ERSTE BANK Share
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

Highlights

_ Net interest income up +7.6% from EUR 672.7 million to EUR 724.0 million.

_ Net commission income increased +10.0 % from EUR 311.1 million to EUR 342.2 million.

_ Operating income rose +11.3 % from EUR 1,046.6 million to EUR 1,165.1 million.

_ General administrative expenses increased +5.3% from EUR 658.9 million to EUR 693.9 million.

_ Operating profit improved +21.5% from EUR 387.7 million to EUR 471.2 million.

_ Pre-tax profit rose +33.8% from EUR 284.4 million to EUR 380.4 million.

_ Consolidated net profit after taxes and minorities increased +49.5% from EUR 160.3 million to EUR 239.6 million.

_ Cost/income ratio improved from 61.8 % for 2005 as a whole to 59.6% in the first quarter of 2006.

_ Return on equity in the first quarter of 2006 (following the capital increase) amounted to 15.6% as compared to 19.0% for 2005 as a whole.

_ Total assets increased +4.0% from EUR 152.7 billion at the end of 2005 to EUR 158.8 billion.

_ First quarter earnings per share rose from EUR 0.67 last year to EUR 0.83 this year.

_ Tier 1 capital ratio was 10.2% on 31 March 2006 (as compared to 6.8% percent at the end of 2005), solvency ratio was 14.1% up from 11.0% at the end of 2005 (8.0% is the legal requirement).

Letter from the CEO

Dear shareholders,

in the first quarter of 2006 we continued our strong business run. We grew net profit to EUR 240 million, 50% ahead over the same quarter last year and far surpassing our latest record set in the final quarter of 2005. We successfully completed the largest ever capital increase in Austrian stock market history and we are well on track with the preparations for the integration of Banca Comerciala Romana.

In operating terms and on group level, net interest income – even after allowing for non-recurring interest income on the capital raised – and commission income, as well as above average contributions from trading and other operating income were the major earnings drivers. The performance of our Austrian operations, led by double-digit commission income growth and strong trading income on the back of a vibrant domestic stock market, was once again excellent.

In Central Europe loan growth continued unabated and underlying business growth was equally satisfactory. At Česká spořitelna this translated into strong net interest income growth, while the increase in provisions was directly related to the absence of extraordinary releases. At Erste Bank Hungary net interest income growth was solid, while fee income decreased temporarily due to one-off marketing costs. For the full year we nonetheless expect net commission growth in excess of 15%.

Slovenská sporiteľňa improved profitability despite the expiry of its fixed rate high-yield bonds. In addition the result was supported by strong retail loan growth and growing net interest income as well as a substantial decrease in deposit insurance contributions. At Erste Bank Croatia commission growth was the strongest among all our subsidiaries, but offset by cost increases associated with network expansion.

The interest rate environment in all our markets remained favourable. In the Czech Republic, Hungary and Croatia the interest rates remained unchanged in the period under review. In Slovakia the Central Bank raised rates by 50 bps to 3.5% on March 1. Overall, the additional rate hike by the ECB in March should underpin the favourable scenario of slowly rising rates.

Based on our excellent results we maintain our existing earnings guidance of compound annual growth of at least 20% for the period of 2005 to 2009 and would characterise such growth for 2006 as eminently achievable. We have laid a strong foundation for another successful year with our record-breaking first quarter and look forward to executing our business plan through the rest of the year.

Andreas Treichl

The Share

DEVELOPMENT OF STOCK INDICES

The positive trend on the international stock markets continued in the first quarter of 2006. Throughout this period several indices reached a five-year peak. The lead US indices, the Dow Jones Industrial and the S&P500, rose by 3.7% while the NASDAQ technology index saw gains of 6.1%. Prices on the FTSE Eurotop 300 Index have risen 7.4% since the start of 2006. The high level of the oil price trend and interest rate hikes by the US and European central banks created volatility but were overcompensated by the positive basic sentiment on exchanges. Stock markets were bolstered by the 2005 company reporting season where good news predominated as well as by the rosy prospects for growth and positive economic data from the US and Europe. Trading was also stimulated by merger and acquisition speculations in several industries (insurance, chemicals, finance, stock exchange operators, etc.).

In the first quarter of 2006, the Austrian Traded Index (ATX) continued its extraordinary performance of the previous year to hit an all-time high of 4,158.59 points on 21 February 2006. The ATX outperformed all significant international stock markets in the quarter under review with a gain of 12.9%.

The DJ Euro Stoxx Bank Index continued its upward trend with another surge of 13.0% in the first quarter of 2006. As of 31 March 2006, the European Bank Index stood at 412.35 points. The rising prices are mainly attributable to the announcement of positive results by European banks for business year 2005 and to takeover offers and speculations about bank mergers in the European bank sector. There was talk of a possible takeover of the British-based Alliance & Leicester by the French-based Credit Agricole or the Spanish-based Banco Santander and about an impending takeover offer for the French-based Société Générale by the US-based Citigroup.

DEVELOPMENT OF ERSTE BANK STOCK

Erste Bank stock saw another quarter of positive growth, reaching its highest closing price yet of EUR 51.69 on 27 February 2006 and achieving a price gain of 3.4% in the first quarter of 2006 based on the closing price of EUR 48.66 on 31 March 2006. Besides the acquisition of about 62% of Banca Comerciala Romana (BCR) at the end of December 2005, the stock was stimulated by the record results for 2005. A capital increase was carried out in January 2006 in connection with the acquisition of the majority stake in Romania's largest bank. The placement of these new shares with institutional and private investors was highly successful. This increase is the largest capital market transaction ever conducted on the Vienna Stock Exchange, consisting of 64.8 million shares worth EUR 2.9 billion. The new shares were issued at a price of EUR 45.00 and have been trading on the exchange since 27 January 2006. The closing price of the new shares at the end of the quarter was EUR 48.01.

INVESTOR RELATIONS

In advance of the capital increase, three information events were held for customers in Austria and a road show was staged by the Management Board for institutional investors in Europe and the United States.

In March and April, Erste Bank participated in numerous international banking and investor conferences staged by CAIB, RCB, Morgan Stanley, Société Générale and ING. In addition to a presentation of the strategy and orientation of the Erste Bank Group before a large number of investors, the management conducted a number of individual meetings. Erste Bank will stage its seventh consecutive Internet chat on 18 April 2006. This event gives retail investors and other interested individuals a chance to communicate directly with Chairman of the Management Board Andreas Treichl.

Business performance

The new acquisition in Serbia Erste Bank Serbia has been included in the consolidated accounts since 9 August 2005 (date of the closing). Starting on 1 January 2005, the standards IAS 32 (Financial Instruments: Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) revised by IASB must be applied in a binding manner. This affects mainly the presentation of securities transactions and the credit assessment and the reporting of the hybrid capital. According to the transitional regulations, the previous year's figures must be adapted. All values from last year and the rates of change refer to these adapted comparative figures. The details of the conversions were described in releases on 3 May 2005 and 6 December 2005 and can be found on the homepage of Erste Bank.

This excellent performance is attributable to substantial growth of 11.3% in **operating income**, which rose from EUR 1,046.6 million to EUR 1,165.1 million. Outstanding results were achieved in all segments, but especially in the trading business. At the same time, the increase in **general administrative expenses** was kept to a relatively modest 5.3% (from EUR 658.9 million to EUR 693.9 million). The **operating profit** grew by nearly one fourth, to EUR 471.2 million. The **cost/income ratio** improved from 61.8% for 2005 as a whole to 59.6% for the first quarter of 2006.

As expected, Erste Bank´s **return on equity** declined in the first quarter owning to the EUR 2.9 billion **capital increase** completed in January 2006. This ratio fell from 19.0% for 2005 as a whole to 15.6% in the first quarter.

The **total assets** of the Erste Bank Group rose in the first quarter of 2006 by 4.0% from EUR 152.7 billion to EUR 158.8 billion. This increase was mainly attributable to strong growth in customer lending. **Loans and advances to customers** rose by 4.8% from EUR 80.4 billion to EUR 84.3 billion.

Outlook

Erste Bank reiterates the targets set on the acquisition of Romania's largest bank, Banca Comerciala Romana. Annual average **growth of more than 20%** is forecast for **net profit after tax and minorities** from **2005 to 2009**. The 2009 target for the **cost/income ratio** is to come in below **55 %**. Following a near 70% increase in equity as a result of the capital increase at the start of the year **return on equity** will decline in the current business year. However, it should recover in the years thereafter to reach **18% to 20%** in 2009. In **2006**, the management expects net profit to increase by more than 20%, excluding the consolidation-related effects from BCR.

PERFORMANCE IN DETAIL

in EUR million	1.1.-31.3.06	1.1-31.3.05	% change
Net interest income	724.0	672.7	7.6
Risk provisions for loans and advances	-109.1	-101.3	7.7
Net commission income	342.2	311.1	10.0
Net trading result	91.2	57.2	59.4
General administrative expenses	-693.9	-658.9	5.3
Insurance business	7.7	5.6	37.5
Other operating result	18.3	-2.0	>100.0
Pre-tax profit	**380.4**	**284.4**	**33.8**
Net profit after minority interests	**239.6**	**160.3**	**49.5**

OPERATING INCOME

Net interest income

The slight upward trend in interest rates in recent months helped to boost profits in the retail business. However, an even more significant driver of record profit for the first quarter of 2006 is the strong expansion in lending to customers..

Net interest income increased by 7.6%, from EUR 672.7 million in the first quarter of 2005 to EUR 724.0 million this year. With the exception of a slight decline at the Haftungsverbund savings banks, growth was recorded at core segments of the group, but especially at Erste Bank AG and Česká spořitelna. The rise in net interest income surpassed expectations at Slovenská sporiteľňa, which saw an increase despite the expiry of its high-yield government bonds.

Net interest margin for the first quarter of 2006 (net interest income as a percentage of the average interest-bearing assets – calculated from total assets less cash reserves, trading assets, tangible fixed assets and intangible fixed assets and other assets) amounted to 2.04% and were virtually unchanged against 2005 as a whole, both domestically (approx. 1.6%) and in Central Europe (average of about 3.6%).

Net commission income

in EUR million	1.1.-31.3.06	1.1.-31.3.05	Change in %
Erste Bank Group			
Lending business	43.6	44.2	-1.4
Payment transfers	123.9	113.7	9.0
Securities transactions	120.2	92.6	29.8
thereof: investment fund transactions	48.6	32.6	49.1
custodial fees	14.4	13.4	7.5
brokerage	57.2	46.6	22.7
Insurance business	21.9	21.4	2.3
Building society brokerage	6.7	8.4	-20.2
Foreign exchange transactions	9.2	9.2	0.0
Other	16.7	21.6	-22.7
Total	**342.2**	**311.1**	**10.0**

Net commission income continued to develop positively, rising by 10% over the same quarter last year, from EUR 311.1 million to EUR 342.2 million. Securities transactions were a major factor in this positive trend. Profits in this segment increased by 29.8% over the same period last year, from EUR 92.6 million to EUR 120.2 million. Payment transactions also posted for satisfactory results (+9.0% to EUR 123.9 million) while Haftungsverbund savings banks achieved above average net commission income.

Of special significance in the first quarter of 2006 was the **net trading result**, which reached an extraordinarily high level of EUR 91.2 million. This figure surged by 59.4% compared to the already high Q1 2005 figures of EUR 57.2 million. Above average profits, particularly from securities and foreign exchange transactions, were achieved in all trading units of the group.

Income from insurance business saw robust growth of 37.5%, rising to EUR 7.7 million. This reflected in part the higher-income from financial investments, but also a strong performance by s Versicherung and local insurance companies in their core business.

General administrative expenses

in EUR million	1.1.-31.3.06	1.1.-31.3.05	Change in %
Personnel expenses	407.0	377.4	7.8
Other administrative expenses	201.7	197.4	2.2
Subtotal	608.7	574.8	5.9
Depreciation and amortisation	85.2	84.1	1.3
Total	**693.9**	**658.9**	**5.3**

Austria (incl. Corporate Center and International Business)

in EUR million	1.1.-31.3.06	1.1.-31.3.05	Change in %
Personnel expenses	292.3	275.0	6.3
Other administrative expenses	101.2	103.8	-2.5
Subtotal	393.5	378.8	3.9
Depreciation and amortisation	40.4	43.2	-6.4
Total	**433.9**	**422.0**	**2.8**

Central Europe

in EUR million	1.1.-31.3.06	1.1.-31.3.05	Change in %
Personnel expenses	114.7	102.4	12.0
Other administrative expenses	100.5	93.6	7.4
Subtotal	215.2	196.0	9.8
Depreciation and amortisation	44.8	40.9	9.5
Total	**260.0**	**236.9**	**9.7**

Total **general administrative expenses** increased by 5.3 % in the first three months of the current business year, rising from EUR 658.9 million to EUR 693.9 million. The two major factors behind this trend were the development of exchange rates in Central Europe and the first-time consolidation of Erste Bank Serbia.

Personnel expenses rose by 7.8% in the first three months in 2006, from EUR 377.4 million to EUR 407.0 million. The higher growth in Central Europe (+12.0% to EUR 114.7 million) was attributable to the need to adjust salaries to market levels. In the remainder of the group, personnel expenses increased by 6.3%.

The total number of employees remained virtually unchanged in the first quarter. The slight increase of 0.8% to 36,453 employees is primarily attributable to the expansion of the branch network in Hungary, Croatia and Serbia.

Employed by group

	31.3.2006	31.12.2005	Change in %
Domestic incl. Haftungsverbund savings banks	**14,723**	**14,757**	**-0.2**
International	**21,730**	**21,393**	**1.6**
thereof the Česká spořitelna Group	10,801	10,755	0.4
thereof the Slovenská sporiteľňa Group	4,895	4,836	1.2
thereof the Erste Bank Hungary Group	2,675	2,551	4.9
thereof Erste Bank Croatia	1,661	1,604	3.6
thereof Erste Bank Serbia	954	915	4.3
thereof other subsidiaries in CEE and foreign branches	744	732	1.6
Total	**36,453**	**36,150**	**0.8**

Other administrative expenses increased only moderately from EUR 197.4 million to EUR 201.7 million thanks to consistent cost management. The increase in this area stemmed solely from Central Europe (+7.4 % to EUR 100.5 million). In Austria (including the Corporate Center and International Business) these costs were reduced by 2.5%. Declining office space costs and significantly lower consulting expenses helped bring about this reduction.

Depreciation of tangible fixed assets increased also only by 1.3%, from EUR 84.1 million to EUR 85.2 million. This trend is attributable to the more restrictive approach taken to investments in recent years.

Risk provisions for loans and advances rose by 7.7% from EUR 101.3 million to EUR 109.1 million. This increase can be explained in part by the unusually low allocations at Česká spořitelna and at Slovenská sporiteľňa in the first quarter of 2005 due to exceptional releases. However, this figure also reflects the significant expansion of lending volumes at the Haftungsverbund savings banks.

The balance of **other operating income** improved markedly, from EUR -2.0 million last year to EUR 18.3 million. One reason for this positive trend was the need for larger write-downs for investments in the same period last year. Income in the order of EUR 6.3 million from Erste banks's private equity business and lower deposit insurance contributions owing to legal changes especially in Slovakia also contributed to this trend.

The 2006 **tax rate** is expected to be lower than in 2005, when this figure was just under 25%, owing not least to a further 2 percentage point decrease in the tax rate in the Czech Republic.

Development of the balance sheet

in EUR million	31.3.2006	31.12.2005	Change in %
Loans and advances to credit institutions	18,604	16,858	10.4
Loans and advances to customers	84,310	80,419	4.8
Risk provisions for loans and advances	-2,809	-2,817	-0.3
Securities portfolio and other financial assets	48,401	47,681	1.5
Other assets	10,309	10,519	-2.0
Total assets	**158,815**	**152,660**	**4.0**

in EUR million	31.3.2006	31.12.2005	Change in %
Amounts owed to credit institutions	36,213	33,911	6.8
Amounts owed to customers	75,151	72,793	3.2
Debts evidenced by certificates and subordinated capital	24,202	25,581	-5.4
Other liabilities	14,041	13,914	0,9
Total equity	9,208	6,461	42.5
thereof shareholders' equity	6,936	4,129	68.0
thereof held by minority interests	2,272	2,332	-2.6
Total liabilities	**158,815**	**152,660**	**4.0**

The **total assets** of the Erste Bank Group increased by 4.0% in the first quarter of 2006 from EUR 152.7 billion at the end of 2005 to EUR 158.8 billion.

Loans and advances to customers during this period rose by 4.8%, from EUR 80.4 billion to EUR 84.3 billion. This increase is attributable mainly to the above average growth in business in Central Europe, where the lending volume expanded by roughly 6.1% to EUR 20.1 billion.

Risk-weighted assets in accordance with Section 22 para. 2 of the Austrian Banking Act (BWG) edged up in the first quarter of 2006 by 2.1% to EUR 76.6 billion.

Risk provisions for loans and advances remained virtually unchanged at EUR 2.8 billion taking into account the allocations to provisions and the release and use of provisions.

Investments in securities and other financial assets as of 31 March 2006 were only marginally higher than at the end of 2005. The total of trading assets, other current assets and financial assets rose by 1.5% from EUR 47.7 billion at the end of 2005 to EUR 48.4 billion. **Other current assets** totaling EUR 18.8 billion (as of 31 March 2006) included EUR 4.6 billion from the "Fair Value Portfolio" whose valuation result and realised values are recorded in the profit and loss account and EUR 14.2 billion from the "Available for Sale Portfolio", whose valuation results are recorded under equity up to realisation.

On the liability side, **customer deposits (amounts owed to customers)** rose by a total of 3.2%, from EUR 72.8 billion to EUR 75.2 billion. Savings deposits grew by +4.6% to EUR 40.6 billion, mainly due to a reclassification of certain deposits products previously recorded under other customer deposits. The expansion of customer deposit business is largely due to growth in Central Europe (+7.1% to EUR 28.4 billion).

Own issues, comprising debts evidenced by certificates and subordinated capital, fell by 5.4% from EUR 25.6 billion to EUR 24.2 billion. The volume of **debts evidenced by certificates** declined by 6.5% to EUR 19.9 billion in the first quarter of 2006. This decrease is due mainly to the repayment of short-term certificates of deposit and commercial papers at Erste Bank AG.

The reported **capital** increased by a substantial 42.5%, from EUR 6.5 billion to EUR 9.2 billion owing to the growth in **shareholders' equity** (+68.0% to EUR 6.9 billion) as a result of the capital increase. Through this transaction Erste Bank issued 64,848,960 new shares in January 2006, including a fully exercised underwriter's over-allotment option (Greenshoe option). This increased shareholders' equity (including premium) by some EUR 2.9 billion. Due to the full consolidation of the Haftungsverbund savings banks the shares acquired by them (about EUR 0.2 billion) must be deducted from shareholders' equity.

The total qualifying **equity capital** of the Erste Bank Banking Group according to the Austrian Banking Act (BWG) amounted to approximately EUR 11.2 billion as of 31 March 2006 (end of 2005: EUR 8.6 billion). Based on the minimum capital requirement of about EUR 6.6 billion on the reporting date, the cover ratio stood at 171% (end of 2005: 135%).

The **core capital (Tier 1)** amounted to about EUR 7.8 billion as of 31 March 2006 (end of 2005: EUR 5.1 billion) with a **Tier 1 ratio of** 10.2% (end of 2005: 6.8%). The **solvency ratio** in accordance with the Austrian Banking Act (BWG) amounted to 14.1% as of 31 March 2006 (end of 2005: 11.0%) far above the minimum legal requirement of 8.0%. These ratios will drop following the completion of the acquisition of BCR, currently expected by the end of Q2 2006.

Financial Statements

I. Consolidated Income Statement of Erste Bank from 1 January to 31 March 2006

in EUR million	(Notes)	1.1.-31.3.06	1.1.-31.3.05	in %
Interest and similar income		1,575.7	1,380.3	14.2
Interest paid and similar expenses		-851.7	-707.6	20.4
Net interest income	**(1)**	**724.0**	**672.7**	**7.6**
Risk provisions for loans and advances	(2)	-109.1	-101.3	7.7
Fee and commission income		436.3	372.3	17.2
Fee and commission expenses		-94.1	-61.2	53.8
Net commission income	**(3)**	**342.2**	**311.1**	**10.0**
Net trading result	(4)	91.2	57.2	59.4
General administrative expenses	(5)	-693.9	-658.9	5.3
Income from insurance business	(6)	7.7	5.6	37.5
Other operating result	(7)	18.3	-2.0	>100.0
Pre-tax profit for the period		**380.4**	**284.4**	**33.8**
Taxes on income		-85.6	-68.8	24.4
Profit for the period		**294.8**	**215.6**	**36.7**
Minority interests		-55.2	-55.3	-0.2
Net profit after minority interests		**239.6**	**160.3**	**49.5**

Earnings per share

"Earnings per share" constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all issued subscription and conversion rights were exercised.

	1.1.-31.3.06	1.1.-31.3.05	in %
Earnings per share	0.83	0.67	24.5
Diluted earnings per share	0.83	0.66	25.7

II. Consolidated Balance Sheet of Erste Bank at 31 March 2006

in EUR million	(Notes)	31.3.2006	31.12.2005	in %
ASSETS				
Cash and balances with central banks		2,787	2,728	2.2
Loans and advances to credit institutions	(8)	18,604	16,858	10.4
Loans and advances to customers	(9)	84,310	80,419	4.8
- Risk provisions for loans and advances	(10)	-2,809	-2,817	-0.3
Trading assets	(11)	5,514	5,426	1.6
Fair value through profit and loss and available for sale	(12)	18,827	18,644	1.0
Financial investments	(13)	24,060	23,611	1.9
Intangible assets		1,903	1,911	-0.4
Tangible assets		1,669	1,688	-1.1
Other assets		3,950	4,192	-5.8
Total assets		**158,815**	**152,660**	**4.0**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Amounts owed to credit institutions	(14)	36,213	33,911	6.8
Amounts owed to customers	(15)	75,151	72,793	3.2
Debts evidenced by certificates		19,900	21,291	-6.5
Provisions	(16)	8,845	8,635	2.4
Other liabilities		5,196	5,279	-1.6
Subordinated capital		4,302	4,290	0.3
Total equity		9,208	6,461	42.5
thereof shareholders' equity		6,936	4,129	68.0
thereof minority interests		2,272	2,332	-2.6
Total liabilities and shareholders' equity		**158,815**	**152,660**	**4.0**

III. Consolidated Statement of Changes in Equity

in EUR million	Subscribed capital	Add. paid-in capital	Retained earnings + group profit	Shareholders' equity	Minority Interests	Total equity
Equity as of 01.01.2005	**483**	**1,429**	**1,512**	**3,424**	**2,529**	**5,953**
Currency translation			29	29	5	34
Changes in own shares			13	13	-	13
Dividends				-	-45	-45
Capital increases				-	-	-
Profit for the period			160	160	55	215
Other changes			-	-	-152	-152
thereof cash flow hedge			-21	-21	-1	-22
thereof available for sale reserve			19	19	-4	15
thereof deferred taxes			1	1	1	2
thereof change of interests in subsidiaries			-	-	-148	-148
thereof other			1	1	-	1
Equity as of 31.03.2005	**483**	**1,429**	**1,714**	**3,626**	**2,392**	**6,018**
Cash flow hedge reserve at reporting date				17	15	32
Available for sale reserve at reporting date				199	245	444
Deferred tax reserve reporting date				-52	-64	-116
Equity as of 01.01.2006	**486**	**1,464**	**2,179**	**4,129**	**2,332**	**6,461**
Currency translation			5	5	1	6
Changes in own shares			-252	-252		-252
Dividends				-	-12	-12
Capital increases	130	2,734*		2,864	-	2,864
Profit for the period			240	240	55	295
Other changes			-50	-50	-104	-154
thereof cash flow hedge			-4	-4	-15	-19
thereof available for sale reserve			-62	-62	-111	-173
thereof deferred taxes			16	16	31	47
thereof change of interests in subsidiaries				-	-9	-9
thereof other				-		-
Equity as of 31.03.2006	**616**	**4,198**	**2,122**	**6,936**	**2,272**	**9,208**
Cash flow hedge reserve at reporting date				-4	-7	-11
Available for sale reserve at reporting date				83	150	233
Deferred tax reserve at reporting date				-19	-35	-54

*) Including capital increase expenses totaling EUR -54.6 million after taxes

IV. Cash Flow Statement

in EUR million	1.1.-31.3.06	1.1.-31.3.05	in %
Cash and cash equivalents at beginning of period	2,728	2,723	0.2
Cash flow from operating activities	-2,206	770	>100.0
Cash flow from investing activities	-494	-1,245	-60.3
Cash flow from financing activities	2,752	233	>100.0
Effect of currency translation	7	24	-70.8
Cash and cash equivalents at end of period	**2,787**	**2,505**	**11.3**

V. Notes

Consolidated financial statements of Erste Bank Group are prepared in accordance with the currently valid International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and with the interpretation of these standards by the International Financial Reporting Interpretations Committee (IFRIC), formerly the Standing Interpretations Committee (SIC). The interim financial statements for the first quarter of 2006 are in conformity with IAS 34 ("Interim Reports").

No changes were made in accounting and valuation methods in the period under review. It should also be noted that the comparative figures for 2005 have been restated in accordance with the rules of IAS 32 and IAS 39. Details of these restatements were presented in the press release of 6 December 2005, which can be found on the Erste Bank website.

SIGNIFICANT TRANSACTIONS IN THE PERIOD UNDER REVIEW

On 9 January 2006 the Management Board of Erste Bank AG decided with the approval of the Supervisory Board to increase the share capital of Erste Bank der oesterreichischen Sparkassen AG to finance the purchase of a 61.88% majority stake in Banca Comerciala Romana (BCR) and to improve its own capital base. This increase was brought about by issuing about 58.95 million new shares plus an underwriters' over-allotment option of 10% (Greenshoe), bringing the total to some 64.85 million new shares. The subscription and offer period for subscription of the new shares began on 11 January 2006 and ended on 26 January 2006. In the scope of this capital increase, 64,848,960 new shares were placed at an issue price of EUR 45, with the underwriters' over-allotment option being fully exercised. As a result, the share capital was increased by EUR 129.7 million.

INFORMATION ON THE CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

(1) Net interest income

in EUR million	1.1.-31.3.06	1.1.-31.3.05	in %
Interest income from			
Lending and money market transactions with credit institutions	235.1	167.3	40.5
Lending and money market transactions with customers	916.0	800.4	14.4
Fixed-income securities	337.8	329.0	2.7
Other interest and similar income	17.3	19.1	-9.4
Current income from			
Shares and other variable-yield securities	44.9	45.9	-2.2
Investments	8.5	5.0	70.0
Property used by outside parties	16.1	13.6	18.4
Total interest and similar income	**1,575.7**	**1.380.3**	**14.2**
Interest expenses for			
Amounts owed to credit institutions	-287.2	-165.9	73.1
Amounts owed to customers	-307.9	-307.2	0.2
Debts evidenced by certificates	-187.7	-173.8	8.0
Subordinated capital	-66.2	-59.4	11.4
Other	-2.7	-1.3	>100.0
Total interest and similar expenses	**-851.7**	**-707.6**	**20.4**
Total	**724.0**	**672.7**	**7.6**

(2) Risk provisions for loans and advances

in EUR million	1.1.-31.3.06	1.1.-31.3.05	in %
Net allocation to risk provisions for loans and advances	-99.1	-98.3	0.8
Direct write-offs of loans and advances and amounts received against written-off loans and advances	-10.0	-3.0	>100.0
Total	**-109.1**	**-101.3**	**7.7**

(3) Net commission income

in EUR million	1.1.-31.3.06	1.1.-31.3.05	in %
Lending business	43.6	44.2	-1.4
Payment transfers	123.9	113.7	9.0
Securities transactions	120.2	92.6	29.8
thereof: investment fund transactions	48.6	32.6	49.1
custodial fees	14.4	13.4	7.5
brokerage	57.2	46.6	22.7
Insurance business	21.9	21.4	2.3
Building society brokerage	6.7	8.4	-20.2
Foreign exchange transactions	9.2	9.2	0.0
Other	16.7	21.6	-22.7
Total	**342.2**	**311.1**	**10.0**

(4) Net trading result

in EUR million	1.1.-31.3.06	1.1.-31.3.05	in %
Securities and derivatives trading	45.0	32.9	36.8
Foreign exchange transactions	46.2	24.3	90.1
Total	**91.2**	**57.2**	**59.4**

(5) General administrative expenses

in EUR million	1.1.-31.3.06	1.1.-31.3.05	in %
Personnel expenses	-407.0	-377.4	7.8
Other administrative expenses	-201.7	-197.4	2.2
Depreciation and amortisation	-85.2	-84.1	1.3
Total	**-693.9**	**-658.9**	**5.3**

(6) Income from insurance business

in EUR million	1.1.-31.3.06	1.1.-31.3.05	in %
Premiums earned	299.8	323.9	-7.4
Investment income from technical business	97.1	71.3	36.2
Claims incurred	-89.4	-69.3	29.0
Change in underwriting reserves	-267.4	-294.4	-9.2
Expenses for policyholder bonuses	-14.7	-3.1	>100.0
Operating expenses	-31.8	-31.7	0.3
Sundry underwriting profit/loss	13.9	8.2	69.5
Underwriting profit/loss	**7.5**	**4.9**	**53.1**
Financial profit/loss	97.3	72.0	35.1
Carry forward-underwriting	-97.1	-71.3	-36.2
Total	**7.7**	**5.6**	**37.5**

(7) Other operating result

in EUR million	1.1.-31.3.06	1.1.-31.3.05	in %
Other operating income	14.6	15.1	-3.3
Other operating expenses	-31.4	-41.3	-24.0
Impairment of goodwill	0.0	0.0	n.a.
Other operating expenses	-31.4	-41.3	-24.0
Results from measurement/sale of securities held as fair value through profit or loss and available for sale	26.6	28.5	-6.7
Fair value portfolio	10.4	9.2	13.0
Available for sale portfolio	16,2	19.3	-16.1
Income from investments and related companies	8.5	-4.3	>100.0
Total	**18.3**	**-2.0**	**>100.0**

INFORMATION ON THE CONSOLIDATED BALANCE SHEET OF ERSTE BANK

(8) Loans and advances to credit institutions

in EUR million	31.3.2006	31.12.2005	in %
Loans and advances to domestic credit institutions	2,567	2,271	13.0
Loans and advances to foreign credit institutions	16,037	14,587	9.9
Total	**18,604**	**16,858**	**10.4**

(9) Loans and advances to customers

in EUR million	31.3.2006	31.12.2005	in %
Loans and advances to domestic customers	50,100	49,816	0.6
Public sector	2,738	2,667	2.7
Commercial customers	27,820	27,547	1.0
Private customers	19,420	19,429	0.0
Unlisted debt securities	20	27	-25.9
Other	102	146	-30.1
Loans and advances to foreign customers	34,210	30,603	11.8
Public sector	1,712	1,595	7.3
Commercial customers	20,561	17,579	17.0
Private customers	10,269	9,771	5.1
Unlisted debt securities	1,386	1,442	-3.9
Other	282	216	30.6
Total	**84,310**	**80,419**	**4.8**

(10) Risk provisions

in EUR million	31.3.2006	31.12.2005	in %
Risk provisions for loans and advances			
at 1 January	**2,817**	**2,804**	**0.5**
Use	-105	-47	>100.0
Net allocation of risk provisions	99	98	1.0
Changes in exchange rates	-2	12	>100.0
at 31 March	**2,809**	**2,867**	**-2.0**
Other risk provisions (off-balance-sheet transactions and other lending commitments)	170	152	11.8
Risk provisions at 31 March	**2,979**	**3,019**	**-1.3**

(11) Trading assets

in EUR million	31.3.2006	31.12.2005	in %
Bonds and other fixed-income securities	3,033	3,194	-5.0
Shares and other variable-yield securities	883	777	13.6
Positive fair value of derivate financial instruments	1,598	1,455	9.8
Total	**5,514**	**5,426**	**1.6**

(12) Fair value through profit or loss and available for sale

in EUR million	31.3.2006	31.12.2005	in %
Fair Value through profit and loss (Fair Value Portfolio)			
Bonds and other fixed-income securities	3,522	3,458	1.9
Shares and other variable-yield securities	1,079	912	18.3
Fair Value directly in equity (AfS-Portfolio)			
Bonds and other fixed-income securities	10,956	11,004	-0.4
Shares and other variable-yield securities	3,270	3,270	0.0
Total	**18,827**	**18,644**	**1.0**

(13) Financial investments

in EUR million	31.3.2006	31.12.2005	in %
Bonds and other fixed-income securities	15,050	14,725	2.2
Other variable-yield securities	322	397	-18.9
Investments / equity holdings	523	519	0.8
Investments of insurance companies	7,252	7,066	2.6
Other financial investments (particularly property used by outside parties)	913	904	1.0
Total	**24,060**	**23,611**	**1.9**

(14) Amounts owed to credit institutions

in EUR million	31.3.2006	31.12.2005	in %
Amounts owed to domestic credit institutions	10,181	9,804	3.8
Amounts owed to foreign credit institutions	26,032	24,107	8.0
Total	**36,213**	**33,911**	**6.8**

(15) Amounts owed to customers

in EUR million	31.3.2006	31.12.2005	in %
Savings deposits	40,602	38,823	4.6
Other	34,549	33,970	1.7
Total	**75,151**	**72,793**	**3.2**

(16) Provisions

in EUR million	31.3.2006	31.12.2005	in %
Long-term employee provisions	1,074	1,071	0.3
Underwriting provisions	7,273	7,056	3.1
Other provisions	498	508	-2.0
Total	**8,845**	**8,635**	**2.4**

ADDITIONAL INFORMATION

(17) Contingent liabilities and other obligations

in EUR million	31.3.2006	31.12.2005	in %
Contingent liabilities	**10,843**	**10,417**	**4.1**
Guarantee liabilities	10,663	10,130	5.3
Other	180	287	-37.3
Other obligations	**18,538**	**17,893**	**3.6**
Undrawn credit and loan commitments	16,701	16,576	0.8
Other	1,837	1,317	39.5

(18) Number of employees at 31.3.2006

(weighted by extent of employment)

	31.3.2006	31.12.2005	in %
Employed by Group	**36,453**	**36,150**	**0.8**
Domestic	14,723	14,757	-0.2
Abroad	21,730	21,393	1.6
thereof Česká spořitelna Group	10,801	10,755	0.4
thereof Slovenská sporitel'ňa Group	4,895	4,836	1.2
thereof Erste Bank Hungary Group	2,675	2,551	4.9
thereof Erste Bank Croatia	1,661	1,604	3.6
thereof Erste Bank Serbia	954	915	4.3
thereof other subsidiaries and foreign branch offices	744	732	1.6

In addition to the above number of employees, 63 persons were employed in non-bank enterprises of the Group (hotel and leisure sector) at 31 March 2006.

VI. Segment reporting

AUSTRIA

Exceptionally strong first-quarter results in Austria continued last year's favourable trend. Net profit after taxes and minority interests increased by 62.2% from EUR 63.2 million to EUR 102.5 million. These record earnings in Austria were due to exceptionally strong net commission income, which rose by 13.1% (EUR 26.6 million), and an almost twofold increase in the net trading result (Trading & Investment Banking segment), up 70.3% from EUR 30.4 million to EUR 51.8 million. Operating income rose by nearly 7% overall, while the increase in general administrative expenses was a relatively moderate 2.1% (EUR 8.3 million). The first-quarter operating profit rose by 15.5% (EUR 33.4 million) to EUR 249.5 million, with all segments recording gains. This favourable performance was also reflected in the cost/income ratio, which improved from 65.2% to 62.4%. Other operating income increased by EUR 6.7 million to EUR 24.4 million as a result of higher income from securities other than trading securities and proceeds from the sale of participations. The return on equity increased from 13.1% to 19.5%, well above the 15% target.

Savings Banks

Net profit after taxes and minority interests rose by EUR 0.3 million to EUR 3.7 million. The increase in risk provisions of close to 9% from EUR 40.5 million to EUR 44.1 million was due exclusively to higher provisioning requirements at those savings banks that had no impact on net profit after taxes and minority interests, given the absence of an equity interest. Net commission income rose sharply by 13.2% (EUR 11.3 million), especially in the securities business. This increase coupled with the modest 1.3% (EUR 2.6 million) increase in general administrative expenses resulted in a 7.5% rise in operating profit from EUR 90.1 million to EUR 96.9 million. The other operating result increased from a loss of EUR 1.4 million to a gain of EUR 6.3 million, mainly as a result of higher income from securities other than trading securities. The cost/income ratio contracted from 69.4% to 68.1%, and the return on equity increased to 4.6%.

Retail and Mortgage

The retail business again performed very well in the first quarter of 2006. Net profit after taxes and minority interests rose by 49.7% (or EUR 9.6 million) from EUR 19.2 million to EUR 28.8 million. This increase was largely driven by net commission income, which advanced by 14.3% (or EUR 11.1 million) on solid equity issue sales commissions in the branches and the generally strong securities business. Moreover, net interest income rose slightly from EUR 128.4 million to EUR 129.6 million through increased lending volume, although on the deposit side competitive pressures weighed on margins. Income from the insurance business gained a substantial 40.2% from EUR 3.7 million to EUR 5.2 million, on the back of a higher net financial result at s Versicherung. The decline in the other operating result was due to a change in the scope of consolidation for equity interests allocated to this segment. The slight 1.4% increase in general administrative expenses from EUR 156.9 million to EUR 159.1 million also reflects the growing business expansion of the investment fund subsidiary in Erste Bank Group's extended home market. Operating profit also rose considerably in this segment, with a 21.9% increase from EUR 55.1 million to EUR 67.1 million. The cost/income ratio improved from 74.0% to 70.3%, while the return on equity stood at 11.9%.

Austria

in EUR million	SAVINGS BANKS		RETAIL AND MORTGAGE		LARGE CORPORATES	
	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Net interest income	199.4	204.1	129.6	128.4	34.6	35.5
Risk provisions for loans and advances	-44.1	-40.5	-24.5	-26.5	-11.8	-13.1
Net commission income	96.3	85.1	88.9	77.8	21.8	18.9
Net trading result	7.9	5.1	2.6	2.1	0.2	-1.9
General administrative expenses	-206.8	-204.2	-159.1	-156.9	-21.9	-21.3
Income from insurance business	-	-	5.2	3.7	-	-
Other operating result	6.3	-1.4	-0,1	3.4	12.0	4.4
Pre-tax profit for the period	**59.0**	**48.1**	**42.5**	**32.0**	**34.9**	**22.4**
Taxes on income	-12.2	-12.2	-9.3	-8.0	-7,6	-5.6
Minority interests	-43.1	-35.6	-4.5	-4.8	-1,8	-2.0
Net profit after minority interests	**3.7**	**0.3**	**28.8**	**19.2**	**25.5**	**14.7**
Average risk-weighted assets	25,444.1	23,240.0	12,942.9	11,988.8	7,348.4	6,517.2
Average attributed equity	320.7	248.3	972.1	909.5	551.9	494.4
Cost/income ratio	**68.1%**	**69.4%**	**70.3%**	**74.0%**	**38.8%**	**40.6%**
ROE based on net profit	**4.6%**	**0.6%**	**11.9%**	**8.5%**	**18.5%**	**11.9%**
Thereof funding costs	-3.3	-3.7	-7.1	-8.3	-3.5	-3.9

TRADING & INVESTMENT BANKING		AUSTRIA	
Q1 2006	Q1 2005	Q1 2006	Q1 2005
13.0	16.2	376.5	384.2
-	-	-80.4	-80.1
22.4	21.0	229,4	202.8
41.1	25.2	51.8	30.4
-25.6	-22.6	-413.4	-405.1
-	-	5.2	3.7
6.3	0.4	24.4	6.7
57.1	**40.1**	**193.5**	**142.7**
-12.7	-11.3	-47.7	-37.1
-	-	-49.3	-42.4
44.4	**28.9**	**102.5**	**63.2**
3,459.5	3,675.5	49,194.9	45,421.5
259.8	278.8	2,104.5	1,931.0
33.5 %	**36.3 %**	**62.4 %**	**65.2 %**
68.4 %	**41.4 %**	**19.5 %**	**13.1 %**
-0.2	-0.4	-14,1	-16,3

Large Corporates

The operating profit of the Large Corporates segment increased by 11.2% from EUR 31.1 million to EUR 34.6 million. This increase was driven mainly by gains in net commission income, which rose by 15.2% (EUR +2.9 million) from EUR 18.9 million to EUR 21.8 million and the net trading result, which advanced by EUR 2.1 million from a loss of EUR 1.9 million to a profit of EUR 0.2 million. The increase in net commission income resulted from gains in the securities and investment banking business and a strong result by the leasing subsidiary Immorent.The significant 73.4% (EUR 10.8 million) increase in net profit after taxes and minority interests from EUR 14.7 million to EUR 25.5 million was largely driven by other operating income, which increased from EUR 4.4 million to EUR 12.0 million through project financing and private equity related earnings. The cost/income ratio was 38.8%, while the return on equity increased sharply from 11.9% to 18.5%.

Trading and Investment Banking

Net profit after taxes and minority interests increased by 53.9% from EUR 28.9 million to EUR 44.4 million. The only setback in this otherwise strong performance was the decline in net interest income from EUR 16.2 million to EUR 13.0 million, which resulted from the general interest rate trend and a flat yield curve. Net commission income posted further gains, rising from EUR 21.0 million to EUR 22.4 million. These gains were largely generated by the securities business, in particular the sale of structured products. The ample increase in the net trading result from EUR 25.2 million to EUR 41.1 million was mainly recorded in the equity trading segment. Given higher transaction costs, general administrative expenses increased by 13%, a larger increase than experienced in the other Austrian segments. Overall, the cost/income ratio improved from 36.3% to 33.5%, while the return on equity climbed from 41.4% to 68.4%.

CENTRAL EUROPE

Czech Republic

Net profit after taxes and minority interests at Česká spořitelna increased by 22.7% (or EUR 15.1 million) from EUR 66.5 million to EUR 81.5 million. Even though market interest rates remained below Euro rates, net interest income rose by 23% from EUR 139.7 million to EUR 172.1 million in the first quarter of 2006 supported by continued strong loan growth. Net commission income grew by 7.7% from EUR 72.6 million to EUR 78.2 million, driven by gains in the payments and bank cards businesses. The substantial 37.5% gain in the net trading result from EUR 12.9 million to EUR 17.8 million was due to higher income mainly in currency trading business. General administrative expenses increased by 6.4% (1.0% after adjusting for the currency impact) from EUR 136.3 million to EUR 145.0 million, with the rise entirely attributable to depreciation. Both personnel and other administrative expenses were maintained at existing levels, thanks mainly to cost reduction measures implemented in the third quarter of last year, it should be noted that a direct comparison with the previous year is partially distorted by the increase in accrued expenses this year. The other operating result fell from a gain of EUR 8.7 million to a loss of EUR 5.2 million, mainly as a result of reduced income from other current assets. Given a very favourable operating income trend, operating profit increased by 38.4%, an increase that benefited from the favourable CZK/EUR exchange rate trend (+5.0%) and the above-average net trading result. The cost/income ratio fell from 60.0% to 53.6%, while the return on equity remained essentially unchanged at 41.1%.

CENTRAL EUROPE

	CZECH REPUBLIC		SLOVAKIA		HUNGARY		CROATIA	
in EUR million	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005	Q1 2006	Q1 2005
Net interest income	172.1	139.7	50.7	45.6	52.5	47.1	27.4	27.4
Risk provisions for loans and advances	-10.8	-7.0	-2.8	-0.1	-6.4	-4.7	-2.6	-2.1
Net commission income	78.2	72.6	19.2	19.2	12.7	16.3	6.1	4.6
Net trading result	17.8	12.9	5.8	3.5	11.0	8.9	2.9	0.1
General administrative expenses	-145.0	-136.3	-45.3	-41.7	-43.1	-42.4	-20.5	-16.3
Income from insurance business	2.5	1.8	-	-	-	-	-	-
Other operating result	-5.2	8.7	1.1	-3.1	-4.9	-4.7	-0.2	-0.7
Pre-tax profit for the period	**109.5**	**92.5**	**28.6**	**23.4**	**21.8**	**20.4**	**13.2**	**13.0**
Taxes on income	-25.3	-24.1	-5.9	-3.0	-4.8	-3.8	-2.6	-2.5
Minority interests	-2.7	-1.9	0.1	-	-0.1	0.0	-4.0	-4.3
Net profit after minority interests	**81.5**	**66.5**	**22.9**	**20.5**	**16.9**	**16.6**	**6.6**	**6.2**
Average risk-weighted assets	10,575.6	8,479.1	3,027.4	2,133.1	3,520.9	2,188.7	2,815.8	2,044.8
Average attributed equity	794.3	643.2	227.4	161.8	264.4	166.0	211.5	155.1
Cost/income ratio	**53.6%**	**60.0%**	**59.9%**	**61.1%**	**56.5%**	**58.7%**	**56.2%**	**50.8%**
ROE based on net profit	**41.1%**	**41.3%**	**40.2%**	**50.7%**	**25.6%**	**39.9%**	**12.5%**	**15.9%**
Thereof funding costs	-4.4	-5.7	-3.1	-4.2	-4.7	-5.1	-1.0	-1.2

Slovakia

Net profit after taxes and minority interests of Slovenská sporiteľňa increased by 11.5% from EUR 20.5 million to EUR 22.9 million. In net interest income, the absence of income from high-interest bonds was more than offset by better-than-expected performance of the retail lending business, stronger gains from at equity holdings and from lower refinancing costs. Reported net commission income remained unchanged from the previous year, although year-on-year comparisons are skewed due to the first-time accrual of one-off commission income as per year-end 2005 (pursuant to IAS 39). For the full year, however, net commission income is expected to increase substantially.

SERBIA		CENTRAL EUROPE	
Q1 2006	Q1 2005	Q1 2006	Q1 2005
0.5	-	303.2	259.8
-1.4	-	-24.1	-13.9
1.1	-	117.3	112.7
0.4	-	37.9	25.4
-6.2	-	-260.0	-236.8
-	-	2.5	1.8
-0.4	-	-9.7	0.2
-6.0	-	**167.1**	**149.3**
0.2	-	-38.4	-33.3
0.2	-	-6.5	-6.3
-5.7	-	**122.2**	**109.7**
125.4	-	20,065.1	14,845.8
9.4	-	1,507.0	1,126.2
311.6%	-	**56.4%**	**59.2%**
-241.4%	-	**32.4%**	**39,0%**
-0.8	0.0	-14.1	-16.2

The net trading result increased by 67.6% from EUR 3.5 million to EUR 5.8 million, driven mainly by foreign exchange trading gains. General administrative expenses increased by EUR 3.6 million from EUR 41.7 million to EUR 45.3 million. This increase was mainly due to higher personnel expenses, as well as accrued expenses, which were not recorded in the first quarter of the previous year. The improvement in the other operating result was largely due to reduced deposit insurance contributions in accordance with regulatory changes. Both operating profit and net profit after taxes and minority interests posted strong gains, rising by 14.3% and 11.5%, respectively. Because of an increased equity allocation, however, the return on equity contracted from 50.7% to 40.2%, while the cost/income ratio improved from 61.1% to 59.9%.

Hungary

The operating result at Erste Bank Hungary rose by 10.9%, or EUR 3.3 million, from EUR 29.9 million to EUR 33.1 million. In this context the negative currency development – the Hungarian Forint depreciated by 4.5% compared to the same period last year – has to be noted. Net interest income increased by EUR 5.4 million, or 11.5%, from EUR 47.1 million to EUR 52.5 million, underpinned mainly by continued strong growth in loan volumes. Net commission income showed a substantial decline of EUR 3.6 million, or 22%, compared to the first quarter of 2005 due to a number of extraordinar items in the first quarter of 2006, amongst others a change in accruals of interest and similar expenses which are now classified and booked under commission expenses. In adc tion commission expenses in relation to the loan brokera business as well as costs associated with the introductio a new bank card product also weighed on net commissi income. Even including these extraordinary effects, Ers Hungary expects significant net commission income gr more than 15% compared to 2005 – for the full year o Despite the deterioration in net commission income, a trading result (up 23.4%), combined with a moderate in general administrative expenses, which rose by 1. EUR 42.4 million to EUR 43.1 million, contributed 10.9% in the operating result and an improvement i income ratio from 58.7% to 56.5%. Net profit after minorities of EUR 16.9 million slightly edged last Similarly to net commission income, net profit is to increase substantially on last year.

Croatia

Operating profit increased by 1.1% from EUR 15.8 million to EUR 16.0 million. Net interest income remained unchanged at EUR 27.4 million, but is not directly comparable with the previous year's result as valuation gains from derivatives were reclassified under the net trading result. Otherwise, net interest income would have increased by 11%, or EUR 3 million. Moreover, the current strict regulatory controls aimed at preventing foreign exchange lending in Croatia significantly weighed on net interest income. Net commission income increased by 31.7% from EUR 4.6 million to EUR 6.1 million. The increase in the net trading result was marked by the above-mentioned reclassification of derivative positions.

General administrative expenses increased by 25.6% (EUR 4.2 million) from EUR 16.3 million to EUR 20.5 million. Return on equity fell from 15.8% to 12.5%, while the cost/income atio deteriorated from 50.8% to 56.2%.

ɘrbia

ste Bank Serbia has been consolidated since August 2005. September a comprehensive transformation programme was nched, which is designed to optimise operating processes improve the bank's competitive position in the Serbian ·:et. The reported loss of EUR 5.7 million reflects the costs ·iated with the restructuring and expansion strategy in a.

INTERNATIONAL BUSINESS

The International Business continued its strong performance in the first quarter of 2006. Net profit after taxes and minority interests increased by 32.4% (or EUR 6.4 million) from EUR 19.7 million to EUR 26.1 million. The decrease in net interest income – mainly as a result of the current trend of narrowing credit spreads in the syndication business – was largely offset by the reduced need for risk provisions. This increase was driven by the improvement in the other operating result through partial provision releases of loans previously written off in full along with valuation gains in the securities portfolio and ongoing cost management. The cost/income ratio fell slightly from 20.7% to 20.1%, while return on equity increased from 16.7% to 18.9%.

CORPORATE CENTER

The Corporate Center segment encompasses the profits from all companies that cannot be clearly assigned to a business segment, profit consolidation between the segments and one-off effects not assigned to a business segment in order to allow comparability.

The trend in net commission income and general administrative expenses can be largely attributed to changes in profit consolidation from bank support operations. General administrative expenses were affected to a large extent by other administrative costs of Group projects started in 2004 and expenses related to strategic Group-wide activities. The improvement in net interest income was almost entirely due to the income allocated to the segment from the capital increase in end-January 2006 to finance the acquisition of Banca Comerciala Romana. The gains in other operating income were generated by non-recurring valuation measures of other equity interest in the first quarter of the previous year.

VII. Changes in total qualifying capital

in EUR million	31.3.2006	31.12.2005	31.3.2005
Subscribed capital (less own shares in portfolio)	614	486	482
Reserves and minority interests	7,616	5,087	4,462
Intangible assets	-441	-461	-457
Core capital (Tier 1)	**7,789**	**5,112**	**4,487**
Eligible subordinated liabilities	2,986	3,029	2,472
Revaluation reserve	304	352	203
Qualifying supplementary capital (Tier 2)	**3,290**	**3,381**	**2,675**
Short-term subordinated capital (Tier 3)	**366**	**331**	**347**
Deductions according to Section 23 (13) and Section 29 (1-2) Austrian Banking Act	-213	-213	-427
Total eligible qualifying capital	**11,232**	**8,611**	**7,082**
Capital requirement	6,553	6,390	5,647
Surplus capital	4,679	2,221	1,435
Cover ratio (in %)	171.4	134.8	125.4
Tier 1 ratio (in %)	**10.2**	**6.8**	**6.8**
Solvency ratio (in %)	**14.1**	**11.0**	**10.2**
Risk-weighted basis acc. to Section 22 Austrian Banking Act	76,639	75,078	66,233
of which 8% minimum capital requirement	6,131	6,006	5,299
Capital requirement for open foreign-exchange position acc. to Section 26 Austrian Banking Act	5	12	6
Capital requirement for the Trading book acc. to Section 22b para. 1 Austrian Banking Act	417	372	342
Total capital requirement	**6,553**	**6,390**	**5,647**

Quarterly results

CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

in EUR million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
Net interest income	672.7	696.8	694.0	730.7	724.0
Risk provisions for loans and advances	-101.3	-108.6	-119.2	-92.5	-109.1
Net commission income	311.1	305.9	304.9	334.9	342.2
Net trading result	57.2	48.0	66.4	70.1	91.2
General administrative expenses	-658.9	-664.2	-666.9	-686.9	-693.9
Income from insurance business	5.6	21.3	10.0	-0.2	7.7
Other operating result	-2.0	-7.4	-1.0	-5.7	18.3
Pre-tax profit for the period	**284.4**	**291.8**	**288.2**	**350.4**	**380.4**
Taxes on income	-68.8	-70.7	-69.6	-90,9	-85.6
Profit for the period	**215.6**	**221.1**	**218.6**	**259.5**	**294.8**
Profit for the period	-55.3	-45.7	-45.5	-56.6	-55.2
Net profit after minority interests	**160.3**	**175.4**	**173.1**	**202.9**	**239.6**

CONSOLIDATED BALANCE SHEET OF ERSTE BANK

in EUR million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
Total assets	**148.202**	**152.660**	**156.931**	**152.660**	**158.815**
Loans and advances to credit institutions	19.545	19.840	20.058	16.858	18.604
Loans and advances to customers	74.585	77.227	79.946	80.419	84.310
Risk provisions for loans and advances	-2.867	-2.859	-2.902	-2.817	-2.809
Securities and other financial investments	45.407	46.917	47.678	47.681	48.401
Other assets	11.532	11.535	12.151	10.519	10.309
Total liabilities and shareholders' equity	**148.202**	**152.660**	**156.931**	**152.660**	**158.815**
Amounts owed to credit institutions	33.095	35.582	37.365	33.911	36.213
Amounts owed to customers	69.670	71.125	71.421	72.793	75.151
Debts evidenced by certificates, including subordinated capital	24.645	24.009	25.512	25.581	24.202
Other liabilities	17.166	18.241	18.762	16.246	16.313
Shareholders' equity	3.626	3.703	3.871	4.129	6.936

SHAREHOLDER EVENTS

19 May 2006	Annual General Meeting
24 May 2006	Ex-Dividend Day
26 May 2006	Dividend Payment Day
31 July 2006	Results for the first half of 2006
30 October 2006	Results for the first three quarters of 2006

INVESTOR RELATIONS

ERSTE BANK, Milchgasse 1, A-1010 Vienna
Phone: +43 (0) 50100-17693
Fax: +43 (0) 50100-913 112
Email: investor.relations@erstebank.at
Internet: www.erstebank.com/ir

Gabriele Werzer
Phone: +43 (0) 50100-11286
Email: gabriele.werzer@erstebank.at

Thomas Sommerauer
Phone: +43 (0) 50100-17326
Email: thomas.sommerauer@erstebank.at

Josef Kerekes
Phone: +43 (0) 50100-16878
Email: josef.kerekes@erstebank.at

TICKER SYMBOLS

Reuters:	ERST.VI
Bloomberg:	EBS AV
Datastream:	O:ERS
ISIN:	AT0000652011
ADR Cusip-Code:	296 036 304

www.erstebank.com